As filed with the Securities and Exchange Commission on March 8, 2021

Registration No. 333-238202

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

GRID DYNAMICS HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	83-0632724
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5000 Executive Parkway, Suite 520

San Ramon, CA 94583

(650) 523-5000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Leonard Livschitz

Chief Executive Officer

5000 Executive Parkway, Suite 520

San Ramon, CA 94583

(650) 523-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Katharine A. Martin Richard C. Blake Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Leonard Livschitz Chief Executive Officer 5000 Executive Parkway, Suite 520 San Ramon, CA 94583 (650) 523-5000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”) check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

EXPLANATORY NOTE

On May 12, 2020, Grid Dynamics Holdings, Inc. (the “Company”) filed a registration statement (the “Form S-1”) with the Securities and Exchange Commission (the “SEC”), on Form S-1 (File No. 333-238202) (the “Registration Statement”). The Registration Statement, as amended, was declared effective by the SEC on June 3, 2020 to initially register for resale by the selling stockholders identified in the prospectus an aggregate of up to 44,829,952 shares of the Company’s common stock, par value $0.0001 per share, and up to 346,500 of the Company’s warrants exercisable for the Company’s common stock. This post-effective amendment is being filed to (i) include information from the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “Annual Report”); and (ii) update certain other information in the prospectus relating to the offering and sale of the shares that were registered for resale on the Form S-1.

No additional securities are being registered under this post-effective amendment. All applicable registration and filing fees were paid at the time of the original filing of the Registration Statement on May 12, 2020.

On March 5, 2020, a wholly-owned subsidiary (“Merger Sub 1”) of ChaSerg Technology Acquisition Corp., a Delaware corporation (“ChaSerg”), merged with and into Grid Dynamics International, Inc., a California corporation (“GDI”), with GDI surviving the merger (the “Initial Merger”). Immediately following the Initial Merger, GDI merged with and into another wholly-owned subsidiary of ChaSerg (“Merger Sub 2”) with Merger Sub 2 surviving; Merger Sub 2 was then renamed “Grid Dynamics International, LLC,” and ChaSerg was then renamed “Grid Dynamics Holdings, Inc.” (the “Business Combination”). As of the open of trading on March 6, 2020, the common stock and warrants of Grid Dynamics Holdings, Inc., formerly those of ChaSerg, began trading on the NASDAQ Stock Market LLC as “GDYN” and “GDYNW,” respectively.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	March 8, 2021

44,829,952 Shares

346,500 Warrants

This prospectus relates to shares of common stock, par value $0.0001 per share, of Grid Dynamics Holdings, Inc. (the “Company,” “we,” “us,” or “our”) and warrants to purchase our common stock as described herein. The selling securityholders identified in this prospectus may offer and sell from time to time up to 44,829,952 shares of our common stock (28,874,138 of which are outstanding, 11,346,500 of which are issuable upon the exercise of outstanding warrants discussed below and 4,609,314 of which are issuable upon the vesting of outstanding restricted stock units and performance share awards discussed below) and up to 346,500 warrants. We may issue up to 11,346,500 shares of our common stock that are issuable upon the exercise of outstanding warrants, each of which are exercisable at $11.50 per share, and up to 4,609,314 shares upon the vesting of outstanding restricted stock units and performance share awards.

We are registering the offer and sale of these securities to satisfy certain registration rights we have granted. We will not receive any of the proceeds from the sale of the securities by the selling securityholders. We will receive proceeds from warrants exercised in the event that such warrants are exercised for cash. We will pay the expenses associated with registering the sales by the selling securityholders, as described in more detail in the section titled “Use of Proceeds.”

The selling securityholders may sell the securities described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling securityholders may sell their securities in the section titled “Plan of Distribution.”

The selling securityholders may sell any, all or none of the securities and we do not know when or in what amount the selling securityholders may sell their securities hereunder.

Our common stock is listed on the NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “GDYN” and our warrants are listed on NASDAQ under the symbol “GDYNW”. On March 1, 2021, the last quoted sale price for our common stock as reported on NASDAQ was $15.77 per share and the last quoted sale price for our warrants as reported on NASDAQ was $5.88 per warrant.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 4 of this prospectus.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                   , 2021.

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on our behalf. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The Grid Dynamics design logo and the Grid Dynamics mark appearing in this prospectus are the property of Grid Dynamics Holdings, Inc. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

GRID DYNAMICS HOLDINGS, INC.

Overview

Grid Dynamics is an emerging leader in enterprise-level digital transformations in Fortune 1000 companies. For enterprises that create innovative digital products and experiences, Grid Dynamics offers close collaboration to provide digital transformation initiatives that span strategy consulting, development of early prototypes and enterprise-scale delivery of new digital platforms. Since its inception in 2006 in Menlo Park, California, as a grid and cloud consultancy firm, Grid Dynamics has been on the forefront of digital transformation, working on big ideas like cloud computing, NOSQL, DevOps, microservices, big data and artificial intelligence (“AI”), and quickly established itself as a provider of choice for technology and digital enterprise companies.

As a leading global digital engineering and information technology (“IT”) services provider with its headquarters in Silicon Valley and engineering centers in the United States and multiple Central and Eastern European countries, Grid Dynamics’ core business is to deliver focused and complex technical consulting, software design, development, testing and internet service operations. Grid Dynamics also helps organizations become more agile and create innovative digital products and experiences through its deep expertise in emerging technology, such as AI, data science, cloud computing, big data and DevOps, lean software development practices and a high-performance product culture.

Grid Dynamics believes that the key to its success is a business culture that puts products over projects, client success over contract terms and real business results over pure technical innovation. By leveraging Grid Dynamics’ proprietary processes optimized for innovation, emphasis on talent development and technical expertise, Grid Dynamics has been able to achieve significant growth, increasing our revenue from $91.9 million for the year ended December 31, 2018 to $111.3 million for the year ended December 31, 2020, a 21% increase, although revenue for 2020 decreased 6% from $118.3 million for the year ended December 31, 2019 mostly due to disruptions caused to our Retail Vertical which was negatively impacted by the COVID-19 pandemic.

On December 14, 2020, we acquired Netherland-based Daxx Web Industries B.V. (“Daxx”) in an all-cash transaction. Headquartered in Amsterdam, and with 492 employees, Daxx has engineering centers situated in major tech hubs across Ukraine. Daxx has over 20 years of experience in delivering software services to clients across a wide range of industry verticals that include high-tech, digital media, healthcare, and education. Some of the key capabilities include consulting services spanning agile process reengineering, lean development, and DevOps. Daxx serves customers in the Netherlands, Germany, U.K., and U.S., and has strong relationships with high-growth start-ups and established software companies. We believe the acquisition of Daxx will enable our company to have a stronger foothold in Europe and will enable us to continue diversifying our business.

CORPORATE INFORMATION

On March 5, 2020, a wholly-owned subsidiary (“Merger Sub 1”) of ChaSerg Technology Acquisition Corp., a Delaware corporation (“ChaSerg”), merged with and into Grid Dynamics International, Inc., a California corporation (“GDI”), with GDI surviving the merger (the “Initial Merger”). Immediately following the Initial Merger, GDI merged with and into another wholly-owned subsidiary of ChaSerg (“Merger Sub 2”) with Merger Sub 2 surviving; Merger Sub 2 was then renamed “Grid Dynamics International, LLC,” and ChaSerg was then renamed “Grid Dynamics Holdings, Inc.” (the “Business Combination”). As of the open of trading on March 6, 2020, the common stock and warrants of Grid Dynamics Holdings, Inc. (“Grid Dynamics”), formerly those of ChaSerg, began trading on NASDAQ as “GDYN” and “GDYNW,” respectively.

Our principal executive offices are located at 5000 Executive Pkwy Suite 520, San Ramon, CA 94583, and our telephone number is (650) 523-5000.

Our website address is www.griddynamics.com. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not consider information contained on our website in deciding whether to purchase shares of our common stock.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenues; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Unless expressly indicated or the context requires otherwise, the terms “Grid,” “Grid Dynamics,” “GDYN,” the “Company,” the “Registrant,” “we,” “us” and “our” in this prospectus refer to the parent entity formerly named ChaSerg Technology Acquisition Corp., after giving effect to the Business Combination, and as renamed Grid Dynamics Holdings, Inc., and where appropriate, our wholly-owned subsidiaries.

The Offering

Shares of Common Stock Offered by the Selling Securityholders Hereunder

An aggregate of 28,874,138 outstanding shares of the Registrant’s common stock beneficially held by ChaSerg Technology Sponsor LLC (the “Sponsor”), Beijing Teamsun Technology Co. Ltd and certain of the Registrant’s employees and directors, Explorer Parent LLC (“Explorer”), and Cantor Fitzgerald & Co. (“Cantor”).

11,000,000 shares of the Registrant’s common stock issuable upon exercise of certain public warrants originally sold as part of the units in ChaSerg’s initial public offering (the “Public Warrants”). Each Public Warrant currently is exercisable for one share of the Registrant’s common stock at a price of $11.50 per share.

346,500 shares of the Registrant’s common stock issuable upon exercise of certain private placement warrants that were issued to the Sponsor and Cantor in connection with ChaSerg’s initial public offering, and to Explorer in connection with the Business Combination as consideration for repayment of loans made by the Sponsor to ChaSerg (the “Private Warrants,” and collectively with the Public Warrants, the “Warrants”). Each Private Warrant currently is exercisable for one share of the Registrant’s common stock at a price of $11.50 per share.

4,609,314 shares of the Registrant’s common stock issuable upon vesting of certain restricted stock units and performance share awards that were issued by the Registrant.

Warrants Offered by the Selling Securityholders Hereunder	346,500 warrants to purchase shares of the Registrant’s common stock that are the Private Warrants issued to the Sponsor and Cantor in private placements that closed simultaneously with the closing of ChaSerg’s initial public offering, and to Explorer in connection with the Business Combination as consideration for repayment of loans made by the Sponsor to ChaSerg. Each Private Warrant currently is exercisable for one share of the Registrant’s common stock at a price of $11.50 per share.

Use of Proceeds	We will not receive any proceeds from the sale of our securities offered by the selling securityholders under this prospectus (the “Securities”). We will receive up to an aggregate of approximately $130,484,750 from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes. See the section titled “Use of Proceeds” for more information.

Common Stock Outstanding

50,833,619 shares prior to any exercise of the Warrants or any vesting of restricted stock units or performance share awards.

66,789,433 shares after giving effect to the exercise of all of the outstanding Warrants and the vesting of all restricted stock units and performance share awards.

Risk Factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

NASDAQ symbol	“GDYN” for our common stock and “GDYNW” for our warrants.

The number of shares of common stock outstanding is based on 50,833,619 shares of common stock outstanding as of March 5, 2020 and excludes the following:

●	4,678,011 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of March 5, 2020, with a weighted-average exercise price of $3.54 per share;

●	11,346,500 shares of our common stock issuable upon the exercise of warrants to purchase shares of our common stock outstanding as of March 5, 2020, with an exercise price of $11.50 per share; and

●	16,300,000 shares of our common stock issuable reserved for future issuance under our 2020 Equity Incentive Plan (the “2020 Plan”), of which 4,609,314 shares of our common stock are now issuable upon vesting of certain restricted stock units and performance share awards granted after March 5, 2020, and 1,776,500 shares of our common stock are now issuable upon the exercise of options to purchase shares of our common stock granted after March 5, 2020, with a weighted-average exercise price of $8.22 per share.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business or results of operations.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should consider before investing in our company, as fully described below. The principal factors and uncertainties that make investing in our company risky include, among others:

●	We have a relatively short operating history and operate in a rapidly evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to be successful and may adversely impact our stock price.

●	We may be unable to effectively manage our growth or achieve anticipated growth, which could place significant strain on our management personnel, systems and resources.

●	Our revenues have historically been highly dependent on a limited number of clients and industries that are affected by seasonal trends, and any decrease in demand for outsourced services in these industries may reduce our revenues and adversely affect our business, financial condition and results of operations.

●	The impact of the COVID-19 pandemic has and may continue to affect our overall financial performance, business operations, and stock price.

●	Our revenues are highly dependent on clients primarily located in the U.S. Any economic downturn in the U.S. or in other parts of the world, including Europe, or disruptions in the credit markets may have a material adverse effect on our business, financial condition and results of operations.

●	We face intense competition.

●	Damage to our reputation may adversely impact our ability to generate and retain business.

●	Our failure to successfully attract, hire, develop, motivate and retain highly skilled personnel could have a significant adverse effect on our business, financial condition, and results of operations.

●	Our business operations may be severely disrupted if we lose the services of our senior executives and key employees.

●	Failure to adapt to changing technologies, methodologies, and evolving industry standards may have a material adverse effect on our business, financial condition, and results of operations.

●	Security breaches, system failures or errors, and other disruptions to our network could result in disclosure of confidential information and expose us to liability, which would cause our business and reputation to suffer.

●	Undetected software design defects, errors or failures may result in loss of business or in liabilities that could have a material adverse effect on our reputation, business and results of operations.

●	Acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our financial condition and results of operations, we may not achieve the financial and strategic goals that were contemplated at the time of a transaction, and we may be exposed to claims, liabilities and disputes as a result of the transaction that may adversely impact our business, operating results and financial condition.

Risks Related to Our Business, Operations and Industry

We have a relatively short operating history and operate in a rapidly evolving industry, which makes it difficult to evaluate future prospects and may increase the risk that we will not continue to be successful and may adversely impact our stock price.

We were founded in 2006 and have a relatively short operating history in the technology services industry, which is competitive and continuously evolving, subject to rapidly changing demands and constant technological developments. As a result, success and performance metrics are difficult to predict and measure. Since services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model and its results of operations, it can be difficult to predict how any company’s services, including ours, will be received in the market.

While many Fortune 1000 enterprises, including our clients, have been willing to devote significant resources to incorporate emerging technologies and related market trends into their business models, they may not continue to spend any significant portion of their budgets on services like those provided by us in the future. Neither our past financial performance nor the past financial performance of any other company in the technology services industry is indicative of how we will fare financially in the future. Our future profits may vary substantially from those of other companies and our past profits, making an investment in us risky and speculative. If clients’ demand for our services declines as a result of economic conditions, market factors or shifts in the technology industry, our business, financial condition and results of operations would be adversely affected.

As a recently formed public company, our stock performance is highly dependent on our ability to successfully execute and grow the business. Consequently, our stock price may be adversely impacted by our inability to execute to our plan, our inability to meet or exceed forward looking financial forecasts, and our inability to achieve our stated short-term and long-term goals.

We may be unable to effectively manage our growth or achieve anticipated growth, which could place significant strain on our management personnel, systems and resources.

Continued growth and expansion may increase challenges we face in recruiting, training and retaining sufficiently skilled professionals and management personnel, maintaining effective oversight of personnel and delivery centers, developing financial and management controls, coordinating effectively across geographies and business units, and preserving our culture and values. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our engagements, our ability to attract and retain IT professionals, as well as our business, financial condition and results of operations.

In addition, as we increase the size and complexity of projects that we undertake with clients, add new delivery sites, introduce new services or enter into new markets, we may face new market, technological, operational, compliance and administrative risks and challenges, including risks and challenges unfamiliar to us. We may not be able to mitigate these risks and challenges to achieve our anticipated growth or successfully execute large and complex projects, which could materially adversely affect our business, prospects, financial condition and results of operations.

Our revenues have historically been highly dependent on a limited number of clients and industries that are affected by seasonal trends, and any decrease in demand for outsourced services in these industries may reduce our revenues and adversely affect our business, financial condition and results of operations.

Our revenues have historically been highly dependent on a limited number of clients. In 2020, we generated a significant portion of our revenues from our largest clients. For example, we generated approximately 79% and 87% of our revenue from our 10 largest clients during the year ended December 31, 2020 and 2019. Our top two clients each accounted for 10% or more of our revenue during the year ended December 31, 2020 and our top three clients each accounted for 10% or more of our revenue during the year ended December 31, 2019. Since a substantial portion of our revenue is derived through time and materials contracts, which are mostly short-term in nature, a major client in one year may not provide the same level of revenues for us in any subsequent year. In addition, a significant portion of our revenues is concentrated in our top two industry verticals: technology and retail. Our growth largely depends on our ability to diversify the industries in which we serve, continued demand for our services from clients in these industry verticals and other industries that we may target in the future, as well as on trends in these industries to outsource the type of services we provide.

Our business is also subject to seasonal trends that impact our revenues and profitability between quarters, driven by the timing of holidays in the countries in which we operate and the U.S. retail cycle, which drives the behavior of several of our retail clients. Excluding the impact of growth in our book of business, we have historically recorded higher revenue and gross profit in the second and third quarters of each year compared to the first and fourth quarters of each year. The Christmas holiday season in Russia and Ukraine, for example, falls in the first quarter of the calendar year, resulting in reduced activity and billable hours of our engineering personnel. In addition, many of our retail sector clients tend to slow their discretionary spending during the holiday sale season, which typically lasts from late November (before Thanksgiving) through late December (after Christmas). Such seasonal trends may cause reductions in our profitability and profit margins during periods affected.

A reduction in demand for our services and solutions caused by seasonal trends, downturns in any of our targeted industries, a slowdown or reversal of the trend to outsource IT services in any of these industries or the introduction of regulations that restrict or discourage companies from outsourcing may result in a decrease in the demand for our services and could have a material adverse effect on our business, financial condition and results of operations.

The impact of the COVID-19 pandemic has and may continue to affect our overall financial performance, business operations, and stock price.

In December 2019, a novel coronavirus COVID-19 was reported in China, and in March 2020, the World Health Organization declared it a pandemic. This contagious disease pandemic has continued to spread across the globe and is impacting worldwide economic activity and financial markets, significantly increasing economic volatility and uncertainty. In response to this global pandemic, local, state, and federal governments have been prompted to take unprecedented steps that include, but are not limited to, travel restrictions, closure of businesses, social distancing, and quarantines.

From March 2020 onwards, we started witnessing the impacts of the COVID-19 pandemic to our revenues, largely as a consequence of the effect of the pandemic on the business conditions at some of our customers’ operations. The impacts have been more pronounced at our customers exposed to the retail segment where store closures resulted in sales being severely impacted. Although we witnessed sequential growth in this segment in the second half of 2020, revenues from most of our retail customers have not come back to pre-COVID-19 levels. The impact of the pandemic to other segments of our business has largely been determined by customer-specific dynamics. The ongoing COVID-19 pandemic may pose risks in the future to our business as some of our customers are unable to recover to pre-COVID 19 levels of operation. Examples of the COVID-19 pandemic’s impact to our business have included a temporary scale back to our personnel on projects, our customers placing projects and SOWs on temporary hold, and request for longer payment terms. Additionally, because more of our personnel are working remotely, we face increased cyber threats that may affect our systems and networks or those of our clients and contractors, and we anticipate the potential for increased costs to maintain and help secure our infrastructure and data.

There are no comparable recent events which may provide guidance as to the effect of the spread and the ultimate impact of the COVID-19 pandemic. Consequently, the total magnitude of impact to our business and duration of impact is uncertain and difficult to reasonably estimate at this time.

We continue to take precautionary measures intended to minimize the risk of the virus to our employees, our customers, and the communities in which we operate that include suspension of all non-essential travel. All of our facilities in the Central and Eastern Europe (“CEE”) region have been opened for employees to work following local government guidelines. That said, the COVID-19 pandemic has placed restrictions in movement, and the majority of our employees continue to work remotely. Additionally, we have been successful in transitioning the majority of our workforce to work remotely and this has resulted in minimal disruption in our ability to deliver services to our customers.

In the three months ended December 31, 2020, our allowance for doubtful accounts was $0.4 million and we continue to be engaged with all of our customers regarding their ability to fulfill their payment obligations. We continue to review our accounts receivable on a regular basis and have put in place regular review and processes to ensure payments from our customers.

Our revenues are highly dependent on clients primarily located in the U.S. Any economic downturn in the U.S. or in other parts of the world, including Europe, or disruptions in the credit markets may have a material adverse effect on our business, financial condition and results of operations.

The IT services industry is particularly sensitive to the economic environment and tends to decline during general economic downturns. We derive the majority of our revenues from clients in the U.S. In the event of an economic downturn in the U.S. or in other parts of the world, including Europe (where we have gained customers in the Netherlands, Germany and the U.K. through our acquisition of Daxx in December 2020), our existing and prospective clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and may have a material adverse effect on our business, financial condition and results of operations. In addition, if a disruption in the credit markets were to occur, it could pose a risk to our business if clients or vendors are unable to obtain financing to meet payment or delivery obligations to us or if we are unable to obtain necessary financing. The COVID-19 pandemic has had adverse effects on economies and financial markets globally, which have particularly impacted many small, medium as well as large-sized businesses. Although the U.S. government and others throughout the world have or have taken steps to provide monetary and fiscal assistance to individuals and businesses affected by the pandemic, it is unclear whether these government actions will be sufficient to successfully avert or mitigate any economic downturn. Any economic downturn resulting from the COVID-19 pandemic and preventative measures taken by governments and private business worldwide could decrease technology spending and negatively affect demand for our offerings, which could materially adversely affect our business, prospects, financial condition and results of operations.

We face intense competition.

The market for technology and IT services is highly competitive and subject to rapid change and evolving industry standards and we expect competition to persist and intensify. We face competition from offshore IT services providers in other outsourcing destinations with low wage costs such as India, China, CEE countries and Latin America, as well as competition from large, global consulting and outsourcing firms and in-house IT departments of large corporations. Industry clients tend to engage multiple IT services providers instead of using an exclusive IT services provider, which could reduce our revenues to the extent that our clients obtain services from competing companies. Industry clients may prefer IT services providers that have more locations or that are based in countries that are more cost-competitive, stable and/or secure than some of the emerging markets in which we operate.

Our primary competitors include IT service providers such as Andersen Lab, Ciklum, EPAM Systems, Inc., Globant S.A. and Endava plc; global consulting and traditional IT services companies, such as Accenture plc, Capgemini SE, Cognizant Technology Solutions Corporation, SoftServe, Inc. and Tata Consultancy Services Limited; and in-house development departments of our clients. Many of our present and potential competitors have substantially greater financial, marketing and technical resources, and name recognition than we do. Therefore, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IT services and we may be unable to retain our clients while competing against such competitors. Increased competition as well as our inability to compete successfully may have a material adverse effect on our business, prospects, financial condition and results of operations.

Damage to our reputation may adversely impact our ability to generate and retain business.

Since our business involves providing tailored services and solutions to clients, we believe that our corporate reputation is a significant factor when an existing or prospective client is evaluating whether to engage our services as opposed to those of our competitors. In addition, we believe that our brand name and reputation also play an important role in recruiting, hiring and retaining highly skilled personnel.

However, our brand name and reputation is potentially susceptible to damage by factors beyond our control, including actions or statements made by current or former clients and employees, competitors, vendors, adversaries in legal proceedings, government regulators and the media. There is a risk that negative information about us, even if untrue, could adversely affect our business. Any damage to our reputation could be challenging to repair, could make potential or existing clients reluctant to select us for new engagements, could adversely affect our recruitment and retention efforts, and could also reduce investor confidence.

Our failure to successfully attract, hire, develop, motivate and retain highly skilled personnel could have a significant adverse effect on our business, financial condition, and results of operations.

Our continued growth and success and operational efficiency is dependent on our ability to attract, hire, develop, motivate and retain highly skilled personnel, including IT engineers and other technical personnel, in the geographically diverse locations in which we operate. Competition for highly skilled IT professionals can be intense in the regions in which we operate, and we may experience significant employee attrition rates due to such competition. While our management targets a voluntary attrition rate (expressed as a percentage) no higher than in the low-twenties, the significant market demand for highly skilled IT personnel and competitors’ activities may induce our qualified personnel to leave and make it more difficult for us to recruit new employees with suitable knowledge, experience and professional qualifications. High attrition rates of IT personnel would increase our operating costs, including hiring and training costs, and could have an adverse effect on our ability to complete existing contracts in a timely manner, meet client objectives and expand our business. Failure to attract, hire, develop, motivate and retain personnel with the skills necessary to serve our clients could decrease our ability to meet and develop ongoing and future business and could materially adversely affect our business, financial condition and results of operations.

Our business operations may be severely disrupted if we lose the services of our senior executives and key employees.

Our success depends substantially upon the continued services of our senior executives and other key employees. If we lose the services of one or more of such senior executives or key employees, our business operations can be disrupted, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executives and key personnel in the future, in which case our business may be severely disrupted.

Failure to adapt to changing technologies, methodologies, and evolving industry standards may have a material adverse effect on our business, financial condition, and results of operations.

We operate in an industry characterized by rapidly changing technologies, methodologies and evolving industry standards. Our future success depends in part upon our ability to anticipate developments in our industry, enhance our existing services and to develop and introduce new services to keep pace with such changes and developments and to meet changing client needs.

Development and introduction of new services and products is expected to become increasingly complex and expensive, involve a significant commitment of time and resources, and subject to a number of risks and challenges, including:

●	difficulty or cost in updating services, applications, tools and software and in developing new services quickly enough to meet clients’ needs;

●	difficulty or cost in making some features of software work effectively and securely over the Internet or with new or changed operating systems;

●	difficulty or cost in updating software and services to keep pace with evolving industry standards, methodologies, regulatory and other developments in the industries where our clients operate; and

●	difficulty or cost in maintaining a high level of quality and reliability as we implement new technologies and methodologies.

We may not be successful in anticipating or responding to these developments in a timely manner, and even if we do so, the services, technologies or methodologies we develop or implement may not be successful in the marketplace. Furthermore, services, technologies or methodologies that are developed by competitors may render our services non-competitive or obsolete. Our failure to adapt and enhance our existing services and to develop and introduce new services to promptly address the needs of our clients may have a material adverse effect on our business, financial condition and results of operations.

Security breaches, system failures or errors, and other disruptions to our network could result in disclosure of confidential information and expose us to liability, which would cause our business and reputation to suffer.

We often have access, or are required, to collect, process, transmit and store sensitive or confidential client and customer data, including intellectual property, proprietary business information of Grid Dynamics and our clients, and personally identifiable information of our clients, customers, employees, contractors, service providers, and others. We use our data centers and networks, and certain networks and other facilities and equipment of our contractors and service providers, for these purposes. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks and disruptions by hackers or other third parties or otherwise may be breached due to human error, phishing attacks, social engineering, malfeasance or other disruptions. During the COVID-19 pandemic, because more of our personnel are working remotely, we face increased risks of such attacks and disruptions that may affect our systems and networks or those of our clients and contractors. Any such breach or disruption could compromise our data centers, networks and other equipment and the information stored or processed there could be accessed, disclosed, altered, misappropriated, lost or stolen. In addition, any failure or breach of security in a client’s system relating to the services we provide could also result in loss or misappropriation of, or unauthorized access, alteration, use, acquisition or disclosure of sensitive or confidential information, and may result in a perception that we or our contractors or service providers caused such an incident, even if Grid Dynamics’ and our contractors’ networks and other facilities and equipment were not compromised.

Our contractors and service providers face similar risks with respect to their facilities and networks used by us, and they also may suffer outages, disruptions, and security incidents and breaches. Breaches and security incidents suffered by us and our contractors and service providers may remain undetected for an extended period. Any such breach, disruption or other circumstance leading to loss, alteration, misappropriation, or unauthorized use, access, acquisition, or disclosure of sensitive or confidential client or customer data suffered by us or our contractors or service providers, or the perception that any may have occurred, could expose us to claims, litigation, and liability, regulatory investigations and proceedings, cause us to lose clients and revenue, disrupt our operations and the services provided to clients, damage our reputation, cause a loss of confidence in our products and services, require us to expend significant resources to protect against further breaches and to rectify problems caused by these events, and result in significant financial and other potential losses.

Our errors and omissions insurance covering certain damages and expenses may not be sufficient to compensate for all liability. Although we maintain insurance for liabilities incurred as a result of certain security-related damages, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, results of operations, and reputation.

Undetected software design defects, errors or failures may result in loss of business or in liabilities that could have a material adverse effect on our reputation, business and results of operations.

Our services involve developing software solutions for our clients and we may be required to make certain representations and warranties to our clients regarding the quality and functionality of our software. Given that our software solutions have a high degree of technological complexity, they could contain design defects or errors that are difficult to detect or correct. We cannot provide assurances that, despite testing by us, errors or defects will not be found in our software solutions. Any such errors or defects could result in litigation, other claims for damages against us, the loss of current clients and loss of, or delay in, revenues, loss of market share, a failure to attract new clients or achieve market acceptance, diversion of development resources, increased support or service costs, as well as reputational harm and thus could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations.

We do not have long-term commitments from our clients, and our clients may terminate contracts before completion or choose not to renew contracts.

Our clients are generally not obligated for any long-term commitments to us. Although a substantial majority of our revenues are generated from repeated business, which we define as revenues from a client who also contributed to our revenues during the prior year, our engagements with our clients are typically for projects that are singular in nature. In addition, our clients can terminate many of our master services agreements and work orders with or without cause, and in most cases without any cancellation charge. Therefore, we must seek to obtain new engagements when our current engagements are successfully completed or are terminated as well as maintain relationships with existing clients and secure new clients to expand our business.

There are a number of factors relating to our clients that are outside of our control which might lead them to terminate a contract or project with us, including:

●	financial difficulties for the client;

●	a change in strategic priorities, resulting in elimination of the impetus for the project or a reduced level of technology spending;

●	a change in outsourcing strategy resulting in moving more work to the client’s in-house technology departments or to our competitors;

●	the replacement by our clients of existing software with packaged software supported by licensors; and

●	mergers and acquisitions or significant corporate restructurings.

Failure to perform or observe any contractual obligations could result in cancellation or non-renewal of a contract, which could cause us to experience a higher than expected number of unassigned employees and an increase in our cost of revenues as a percentage of revenues, until we are able to reduce or reallocate our headcount. The ability of our clients to terminate agreements makes our future revenues uncertain. We may not be able to replace any client that elects to terminate or not renew its contract with us, which could materially adversely affect our revenues and thus our results of operations.

In addition, some of our agreements specify that if a change of control of our company occurs during the term of the agreement, the client has the right to terminate the agreement. If any future event triggers any change-of- control provision in our client contracts, these master services agreements may be terminated, which would result in loss of revenues.

Failure to successfully deliver contracted services or causing disruptions to clients’ businesses may have a material adverse effect on our reputation, business, financial condition, and results of operations.

Our business is dependent on our ability to successfully deliver contracted services in a timely manner. Any partial or complete failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide contracted services to our clients. In addition, if our professionals make errors in the course of delivering services to our clients or fail to consistently meet the service requirements of a client, these errors or failures could disrupt the client’s business. Any failure to successfully deliver contracted services or causing disruptions to a client’s business, including the occurrence of any failure in a client’s system or breach of security relating to the services provided by us, may expose us to substantial liabilities and have a material adverse effect on our reputation, business, financial condition and results of operations.

Additionally, our clients may perform audits or require us to perform audits and provide audit reports with respect to the IT and financial controls and procedures that we use in the performance of services for our clients. Our ability to acquire new clients and retain existing clients may be adversely affected and our reputation could be harmed if we receive a qualified opinion, or if we cannot obtain an unqualified opinion in a timely manner, with respect to our controls and procedures in connection with any such audit. We could also incur liability if our controls and procedures, or the controls and procedures we manage for a client, were to result in an internal control failure or impair our client’s ability to comply with its own internal control requirements. If we or our partners fail to meet our contractual obligations or otherwise breach obligations to our clients, we could be subject to legal liability, which may have a material and adverse effect on our reputation, business, financial condition, and results of operations.

We rely on software, hardware and SaaS technologies from third parties that may be difficult to replace or that may cause errors or defects in, or failures of, our services or solutions.

We rely on software and hardware from various third parties as well as hosted SaaS applications from third parties to deliver our services and solutions. If any of these software, hardware or SaaS applications become unavailable due to loss of license, extended outages, interruptions, or because they are no longer available on commercially reasonable terms, there may be delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could increase our expenses or otherwise harm our business. Furthermore, any errors or defects in or failures of third-party software, hardware or SaaS applications could result in errors or defects in or failures of our services and solutions, which could be costly to correct and have an adverse effect on our reputation, business, financial condition and results of operations.

Existing insurance coverage and limitation of liability provisions in service contracts may be inadequate to protect us against losses.

We maintain certain insurance coverage, including professional liability insurance, director and officer insurance, property insurance for certain of our facilities and equipment, and business interruption insurance for certain of our operations. However, we do not insure for all risks in our operations and if any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

Most of the agreements we have entered into with our clients require us to purchase and maintain specified insurance coverage during the terms of the agreements, including commercial general insurance or public liability insurance, umbrella insurance, product liability insurance, and workers’ compensation insurance. Some of these types of insurance are not available on reasonable terms or at all in some countries in which we operate.

Our liability for breach of our obligations is in some cases limited under client contracts. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, our existing contracts may not limit certain liabilities, such as claims of third parties for which we may be required to indemnify our clients. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

If we are not able to maintain an effective system of internal control over financial reporting, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price. Management identified a material weakness in our internal controls over financial reporting in 2019 and although this material weakness has since been remediated, we cannot provide assurances that additional material weaknesses, or significant deficiencies, will not occur in the future.

Any failure to maintain effective internal controls over our financial reporting could materially and adversely affect us. Section 404 of the Sarbanes-Oxley Act requires us to include in our annual reports on Form 10-K an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, we will be required to have our independent public accounting firm attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting when we cease qualifying as an “emerging growth company” pursuant to the JOBS Act. If we are unable to conclude that we have effective internal control over financial reporting or, if our independent auditors are unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.

In 2019, management identified a material weakness in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Subsequent to the original issuance of the private company financial statements for the year ended December 31, 2018, we identified balances that were accounted for or presented incorrectly under U.S. GAAP relating to stock-based compensation and the presentation of retention bonuses and depreciation on the consolidated statement of income and comprehensive income.

The material weakness identified was a lack of sufficient resources with appropriate depth and experience to interpret complex accounting guidance and prepare financial statements and related disclosures in accordance with U.S. GAAP.

We have taken steps to enhance our internal control environment, including hiring a new Chief Financial Officer in December 2019, hiring a Global Controller in May 2020, and hiring additional qualified accounting and financial reporting personnel. Additionally, our new enterprise resource planning system, which has been implemented in phases since January 2020, has enhanced our internal controls over financial reporting. Given a combination of increased personnel, greater automation with software systems, and implementation of more detailed processes and procedures over the course of the year ended December 31, 2020, management considers this material weakness to have been remediated as of December 31, 2020.

If additional material weaknesses, or significant deficiencies, in internal controls are discovered in the future, they may adversely affect our ability to record, process, summarize and report financial information in a timely and accurate manner and, as a result, our financial statements may contain material misstatements or omissions.

Our global business, especially in CIS and CEE countries, exposes us to significant legal, economic, tax and political risks.

We have significant operations in certain emerging market economies, which creates legal, economic, tax and political risks. Risks inherent in conducting international operations include:

●	less established legal systems and legal ambiguities, inconsistencies and anomalies;

●	changes in laws and regulations;

●	application and imposition of protective legislation and regulations relating to import or export, including tariffs, quotas and other trade protection measures;

●	difficulties in enforcing intellectual property and/or contractual rights;

●	bureaucratic obstacles and corruption;

●	compliance with a wide variety of foreign laws, including those relating to privacy and data protection;

●	restrictions on the repatriation of dividends or profits;

●	expropriation or nationalization of property;

●	restrictions on currency convertibility and exchange controls;

●	fluctuations in currency exchange rates;

●	potentially adverse tax consequences;

●	competition from companies with more experience in a particular country or with international operations;

●	civil strife;

●	unstable political and military situations; and

●	overall foreign policy and variability of foreign economic conditions, including the effects of the COVID-19 pandemic.

The legal systems of Russia, Ukraine, Poland and Serbia, where we have significant operations, are often beset by legal ambiguities as well as inconsistencies and anomalies due to the relatively recent enactment of many laws that may not always coincide with market developments. Furthermore, legal and bureaucratic obstacles and corruption exist to varying degrees in each of these countries. In such environments, our competitors may receive preferential treatment from governments, potentially giving them a competitive advantage. Governments may also revise existing contract rules and regulations or adopt new ones at any time and for any reason, and government officials may apply contradictory or ambiguous laws or regulations in ways that could materially adversely affect our business and operations in such countries. Any of these changes could impair our ability to obtain new contracts or renew or enforce contracts under which we currently provide services. Any new contracting methods could be costly or administratively difficult for us to implement, which could materially adversely affect our business and operations. We cannot guarantee that regulators, judicial authorities or third parties in Russia, Ukraine, Poland and Serbia will not challenge our (including our subsidiaries’) compliance with applicable laws, decrees and regulations. In addition to the foregoing, selective or arbitrary government actions may include withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions, all of which could have a material adverse effect on our business, financial condition and results of operations.

The banking and other financial systems in certain Commonwealth of Independent States (“CIS”) and CEE countries where we operate remain subject to periodic instability and generally do not meet the banking standards of more developed markets. A financial crisis or the bankruptcy or insolvency of banks through which we receive, or with which we hold, funds may result in the loss of our deposits or adversely affect our ability to complete banking transactions in that region, which could materially adversely affect our business and financial condition.

Furthermore, existing tensions and the emergence of new or escalated tensions in CIS and CEE countries could further exacerbate tensions between such countries and the U.S. Such tensions, concerns regarding information security, and potential imposition of additional sanctions by the U.S. and other countries may discourage existing or prospective clients to engage our services, have a negative effect on our ability to develop or maintain our operations in the countries where we currently operate, and disrupt our ability to attract, hire and retain employees. The occurrence of any such event may have a material adverse effect on our business, financial condition and results of operations.

The extent to which the COVID-19 pandemic continues to impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including the duration of the pandemic, travel restrictions and social distancing in the CIS and CEE countries, the U.S. and other countries, business closures or business disruptions and the effectiveness of actions taken by governments and private businesses to attempt to contain and treat the disease. Any prolonged shut down of a significant portion of global economic activity or downturn in the global economy, along with any adverse effects on industries in which our customers operate, could materially and adversely impact our business, results of operations and financial condition.

Our effective tax rate could be adversely affected by several factors.

We conduct business globally and file income tax returns in multiple jurisdictions. Our effective tax rate could be materially adversely affected by several factors, including changes in the amount of income taxed by, or allocated to, the various jurisdictions in which we operate that have differing statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties. In particular, there have been significant changes to the taxation systems in CEE countries in recent years as the authorities have gradually replaced or introduced new legislation regulating the application of major taxes such as corporate income tax, value-added tax, corporate property tax, personal income taxes and payroll taxes. Furthermore, any significant changes to the Tax Cuts and Jobs Act (“U.S. Tax Act”) enacted in 2017, or to regulatory guidance associated with the U.S. Tax Act, could materially adversely affect our effective tax rate.

The determination of our provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions. If a tax authority in any jurisdiction reviews any of our tax returns and proposes an adjustment, including a determination that the transfer prices and terms we have applied are not appropriate, such an adjustment could have an adverse effect on our business, financial condition and results of operations.

We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our stockholders and increase the complexity, burden and cost of tax compliance.

There may be adverse tax and employment law consequences if the independent contractor status of some of our personnel or the exempt status of our employees is successfully challenged.

Certain of our personnel are retained as independent contractors. The criteria to determine whether an individual is considered an independent contractor or an employee are typically fact sensitive and vary by jurisdiction, as can the interpretation of the applicable laws. If a government authority or court makes any adverse determination with respect to some or all of our independent contractors, we could incur significant costs, including for prior periods, in respect of tax withholding, social security taxes or payments, workers’ compensation and unemployment contributions, and recordkeeping, or we may be required to modify our business model, any of which could materially adversely affect our business, financial condition and results of operations.

Global mobility of employees may potentially create additional tax liabilities for us in different jurisdictions.

In performing services to clients, our employees may be required to travel to various locations. Depending on the length of the required travel and the nature of employees’ activities the tax implications of travel arrangements vary, with generally more extensive tax consequences in cases of longer travel. Such tax consequences mainly include payroll tax liabilities related to employee compensation and, in cases envisaged by international tax legislation, taxation of profits generated by employees during their time of travel.

We have internal procedures, policies and systems, including an internal mobility program, for monitoring our tax liabilities arising in connection with the business travel. However, considering that the tax authorities worldwide are paying closer attention to global mobility issues, our operations may be adversely affected by additional tax charges related to the activity of our mobile employees.

Loss of taxation benefits related to our employment-related taxes that are enjoyed in Russia could have a negative impact on our operating results and profitability.

The Russian government provides qualified Russian IT companies with substantial tax benefits through a reduced social contribution charge rate program. This program resulted in savings for us of approximately $1.8 million in the fiscal year ended December 31, 2020 and approximately $2.3 million in the fiscal year ended December 31, 2019. However, the reduced tax rates for social contributions (16% in total) are a temporary measure. In 2016, application of reduced rates was prolonged until 2023, after which the Russian government may take the decision to gradually increase the tax rates. If the Russian government were to change its favorable treatment of Russian IT companies by modifying or repealing its current favorable tax measures, or if we become ineligible for such favorable treatment, it would significantly impact our financial condition and results of operations.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an arbitrary or unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, a tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including methodologies for valuing developed technology and amounts paid with respect to our intellectual property development.

A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

Our business, financial condition and results of operations may be adversely affected by fluctuations in foreign currency exchange rates.

Our functional currency, as well as the functional currency of all of our subsidiaries, is the U.S. dollar. However, we are exposed to foreign currency exchange transaction risk related to funding our non-U.S. operations and to foreign currency translation risk related to certain of our subsidiaries’ cash balances that are denominated in currencies other than the U.S. dollar as we do not currently hedge our foreign currency exposure. In addition, our profit margins are subject to volatility as a result of changes in foreign exchange rates. In the year ended December 31, 2020, approximately 14%, 12% and 10% of our $126.7 million of combined cost of revenue and total operating expenses were denominated in the Russian rouble, Ukrainian hryvnia and Polish zloty, respectively, compared to approximately 22%, 13%, and 12% of our $102.7 million of combined cost of revenue and total operating expenses in the year ended December 31, 2019. Any significant fluctuations in currency exchange rates may have a material impact on our business and results of operations. In some countries, we may be subject to regulatory or practical restrictions on the movement of cash and the exchange of foreign currencies, which would limit our ability to use cash across our global operations and increase our exposure to currency fluctuations. This risk could increase as we continue expanding our global operations, which may include entering emerging markets that may be more likely to impose these types of restrictions. Currency exchange volatility caused by political or economic instability or other factors, could also materially impact our results. See the section titled “Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk” for more information about our exposure to foreign currency exchange rates.

We may be exposed to liability for actions taken by its subsidiaries.

In certain cases, we may be jointly and severally liable for obligations of our subsidiaries. We may also incur secondary liability and, in certain cases, liability to creditors for obligations of our subsidiaries in certain instances involving bankruptcy or insolvency.

In particular, under Article 53, Part 1 of the Russian Civil Code, a “controlling person” of a legal entity may be held directly liable for losses that the entity suffers because of his or her “fault,” and any agreement that seeks to limit or waive such liability will not be valid. Generally, a controlling person is anyone who holds the power to determine the entity’s actions, including the right to direct the actions of officers or executives. When a controlling person causes losses, officers and executives may all be held jointly and severally liable (a parent entity may also be held jointly liable with a subsidiary for actions directed by the parent or made with its consent). Liability may also apply to stockholders or controlling persons when the company is a foreign legal entity but conducts its business primarily in Russia.

Further, an effective parent is secondarily liable for an effective subsidiary’s debts if the effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of the effective parent. In these instances, the other stockholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that caused the effective subsidiary to take action or fail to take action, knowing that such action or failure to take action would result in losses. We could be found to be the effective parent of the subsidiaries, in which case we could become liable for their debts, which could have a material adverse effect on our business, financial condition and results of operations or prospects.

Our profitability may suffer if we are unable to maintain our resource utilization and productivity levels.

As most of our client projects are performed and invoiced on a time and materials basis, our management tracks and projects billable hours as an indicator of business volume and corresponding resource needs for IT professionals. To maintain our gross profit margins, we must effectively utilize our IT professionals, which depends on our ability to:

●	integrate and train new personnel;

●	efficiently transition personnel from completed projects to new assignments;

●	forecast customer demand for services; and

●	deploy personnel with appropriate skills and seniority to projects.

If we experience a slowdown or stoppage of work for any client, or on any project for which we have dedicated personnel or facilities, including any adverse impacts from the COVID-19 pandemic, which occurred in the second quarter, and to a lesser extent, in the third quarter of 2020, we may be unable to reallocate these personnel or assets to other clients and projects to keep their utilization and productivity levels high. If we are unable to maintain appropriate resource utilization levels, our profitability may suffer.

If we are unable to accurately estimate the cost of service or fail to maintain favorable pricing for our services, our contracts may be unprofitable.

While fixed-fee contracts currently represent an immaterial portion of overall revenue for the periods presented, Grid Dynamics expects proportionate revenue from fixed-fee contracts to increase in future periods. In order for our contracts to be profitable, we must be able to accurately estimate our costs to provide the services required by the applicable contract and appropriately price our contracts. Such estimates and pricing structures used by us for our contracts are highly dependent on internal forecasts, assumptions and predictions about our projects, the marketplace, global economic conditions (including foreign exchange volatility) and the coordination of operations and personnel in multiple locations with different skill sets and competencies. Due to the inherent uncertainties that are beyond our control, we may underprice our projects, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In select cases, we also offer volume discounts once a client reaches certain contractual spend thresholds, which may lower the reference price for a client or result in a loss of profits if we do not accurately estimate the amount of discounts to be provided. We may not be able to recognize revenues from fixed-fee contracts in the period in which our services are performed, which may cause our margins to fluctuate. Any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of our contracts, including those caused by factors outside our control, could make these contracts less profitable or unprofitable.

We face risks associated with the long selling and implementation cycle for our services that require significant resource commitments prior to realizing revenues for those services.

We have a long selling cycle for our services, which requires us to expend substantial time and resources to educate clients on the value of our services and our ability to meet their requirements. In certain cases, we may begin work and incur costs prior to executing a contract. Our selling cycle is subject to many risks and delays over which we have little or no control, including clients’ decisions to choose alternatives to our services (such as other IT services providers or in-house resources) and the timing of clients’ budget cycles and approval processes. Therefore, selling cycles for new clients can be especially unpredictable and we may fail to close sales with prospective clients to whom we have devoted significant time and resources. Any significant failure to generate revenues or delays in recognizing revenues after incurring costs related to sales processes could have a material adverse effect on our business, financial condition and results of operations.

Failure to obtain engagements for and effectively manage increasingly large and complex projects may have an adverse effect on our business, financial condition and results of operations.

Our operating results are dependent on the scale of our projects and the prices we are able to charge for our services. In order to successfully perform larger and more complex projects, we need to establish and maintain effective, close relationships with our clients, continue high levels of client satisfaction and develop a thorough understanding of our clients’ needs. We may also face a number of challenges managing larger and more complex projects, including:

●	maintaining high quality control and process execution standards;

●	maintaining planned resource utilization rates on a consistent basis;

●	using an efficient mix of on-site, off-site and offshore staffing;

●	maintaining productivity levels;

●	implementing necessary process improvements;

●	recruiting and retaining sufficient numbers of highly skilled IT personnel; and

●	controlling costs.

There is no guarantee that we may be able to overcome such challenges. In addition, large and complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Our failure to successfully obtain engagements for and effectively manage large and complex projects may have an adverse effect on our business, financial condition and results of operations.

Increases in compensation expenses, including stock-based compensation expenses, could lower our profitability, and dilute our existing stockholders.

Wages and other compensation costs in the countries in which we maintain significant operations and delivery centers are lower than comparable wage costs in more developed countries. However, wages in the technology industry in these countries may increase at a faster rate than in the past, which may make us less competitive unless we are able to increase the efficiency and productivity of our people. If we increase operations and hiring in more developed economies, our compensation expenses will increase because of the higher wages demanded by technology professionals in those markets. Wage inflation, whether driven by competition for talent or ordinary course pay increases, could increase our cost of services as well as selling, general and administrative expenses and reduce our profitability if we are not able to pass those costs on to our customers or charge premium prices when justified by market demand.

In addition, we have granted certain equity-based awards under our equity incentive plans and expect to continue doing so. For the years ended December 31, 2020 and 2019, we recorded $20.0 million and $2.4 million, respectively, of stock-based compensation expense related to the grant of stock options and awards. If we do not grant equity awards, or if we reduce the value of equity awards we grant, we may not be able to attract, hire and retain key personnel. If we grant more equity awards to attract, hire and retain key personnel, the expenses associated with such additional equity awards could materially adversely affect our results of operations. If the anticipated value of these equity awards does not materialize because of volatility or lack of positive performance in our stock price, we may be unable to retain our key personnel or attract and retain new key employees in the future, in which case our business may be severely disrupted our ability to attract and retain personnel could be adversely affected. The issuance of equity-based compensation may also result in dilution to stockholders.

Failure to collect receivables from, or bill for unbilled services to, clients may have a material adverse effect on our results of operations and cash flows.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe for work performed. We usually bill and collect such amounts on relatively short cycles and maintain allowances for doubtful accounts. However, actual losses on client balances could differ from those that we anticipate and, as a result, we might need to adjust our allowances.

There is no guarantee that we will accurately assess the creditworthiness of our clients. If clients suffer financial difficulties, it could cause them to delay payments, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations, which has happened as a result of the COVID-19 pandemic. Given the risks associated with the pandemic at some of our customers and their ability to fulfill their payment obligations, our allowance for doubtful accounts was $0.9 million, $0.8 million, $0.4 million and $0.4 million in the first, second, third and fourth quarters of 2020, respectively. We review our accounts receivable on a regular basis and have put in place processes to ensure payments from our customers.

In addition, some of our clients may delay payments due to changes in internal payment procedures driven by rules and regulations to which they are subject. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect contracted revenues. If we are unable to meet our contractual requirements, we may experience delays in collection of or inability to collect accounts receivable. If this occurs, our financial condition, results of operations and cash flows could be materially adversely affected.

We may need additional capital and failure to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We may require additional cash resources due to changed business conditions or other future developments. If existing resources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or obtain one or more credit facilities. The sale of additional equity securities could result in dilution to stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including investors’ perception of, and demand for, securities of IT services companies, conditions in the capital markets in which we may seek to raise funds, our future results of operations and financial condition, and general economic and political conditions. Financing may not be available in amounts or on terms acceptable to us, or at all, which could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

War, terrorism, other acts of violence, or natural or manmade disasters may affect the markets in which we operate, our clients and our service delivery.

Our business may be adversely affected by instability, disruption or destruction in a geographic region in which we operate, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or manmade disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease, such as the COVID-19 pandemic. Such events may cause clients to delay their decisions on spending for the services provided by us and give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our personnel and to physical facilities and operations, which could materially adversely affect our financial results.

Acquisitions could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our financial condition and results of operations, we may not achieve the financial and strategic goals that were contemplated at the time of a transaction, and we may be exposed to claims, liabilities and disputes as a result of the transaction that may adversely impact our business, operating results and financial condition.

We continuously review and consider strategic acquisitions of businesses, products or technologies. We recently acquired Daxx Web Industries B.V., a Netherlands-based software development and technology consulting company, and we may in the future seek to acquire or invest in other businesses, products or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not the acquisition purchases are completed. Additionally, we may not be able to find and identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain adequate financing to complete such acquisitions. If we acquire businesses, we may not be able to successfully integrate the acquired personnel, operations, and technologies, or effectively manage the combined business following the acquisition.

Additionally, we may not be able to find and identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain adequate financing to complete such acquisitions. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our financial condition, cash flows and results of operations. In addition, if an acquired business fails to meet our expectations, we may not achieve the financial and strategic goals that were contemplated at the time of a transaction, and our business, financial condition and results of operations may be adversely affected. Furthermore, we may acquire businesses that have inferior margins and profitability levels in comparison to our existing business and this may dilute our overall profitability of the company. This, in turn, may result in adverse financial results and dilution to existing stockholders.

Our operating results or financial condition may be adversely impacted by claims or liabilities that we assume from an acquired company or technology or other claims or liabilities otherwise related to an acquisition, including, among others, claims from governmental and regulatory agencies or bodies, terminated employees, current or former customers, current or former stockholders or other third parties, or arising from contingent payments related to the acquisition; pre-existing contractual relationships that we assume from an acquired company that we would not have otherwise entered into, the termination or modification of which may be costly or disruptive to our business; unfavorable revenue recognition or other accounting treatment as a result of an acquired company’s practices; and intellectual property claims or disputes. We may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring a company or technology, which could result in unexpected litigation or regulatory exposure and other adverse effects on our business, operating results and financial condition.

We face risks associated with the transparency, quality, and reliability of financial information of a business we acquire.

Although we perform due diligence on a targeted business that we intend to acquire, we are exposed to risks associated with the quality and reliability of the financial statements of the acquired business. This risk may be higher with smaller businesses and businesses that are operated in jurisdictions and countries with poorer regulatory and compliance requirements. In such situation where we acquire a target with unreliable financial statements, we are exposed to material risks that may impact the reliability of our overall financial statements and may adversely impact our stock price.

We also cannot assure you that the diligence we conduct when evaluating future acquisitions will reveal all material issues that may be present, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of our control will not later arise. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Further, as a result of a completed acquisition, purchase accounting, and integration of the acquired business, we may be required to take write-offs or write-downs, restructuring and impairment or other charges that could negatively affect our business, assets, liabilities, prospects, outlook, financial condition and results of operations.

Some of the additional risks associated with acquiring a business include, but not limited to the following:

●	inability to integrate or benefit from acquired technologies or services;

●	product synergies, cost reductions, increases in revenue and economies of scale may not materialize as expected;

●	the business culture of the acquired entity may not match well with our culture;

●	unforeseen delays, unanticipated costs and liabilities may arise when integrating operations, processes and systems in geographies where we have not conducted business;

●	unanticipated costs or liabilities associated with the strategic transactions;

●	incurrence of transaction-related costs;

●	assumption of the existing obligations or unforeseen liabilities of the acquired business;

●	difficulty integrating the accounting systems, security infrastructure, operations, and personnel of the acquired business;

●	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

●	difficulty converting the current and prospective customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support, or professional services model of the acquired company;

●	diversion of management’s attention from other business concerns;

●	adverse effects to our existing business relationships with business partners and customers as a result of the strategic transactions;

●	unexpected costs may arise due to unforeseen changes in tax, payroll, pension, labor, trade, environmental and safety policies in new jurisdictions where the acquired entity operates;

●	difficulty in retaining, motivating and integrating key management and other employees of the acquired business;

●	use of resources that are needed in other parts of our business; and

●	use of substantial portions of our available cash to consummate the strategic transaction.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for the first five years after the completion of our initial public offering, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the market prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the market prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common stock and warrants.

Securities research analysts may establish and publish their own periodic projections for us. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline and demand for our shares could decrease.

Risks Related to Government Regulations

Failure to comply with privacy and data protection laws and regulations could lead to government enforcement actions, private litigation and adverse publicity.

We receive, store and process personal information and other data from and about customers in addition to our employees and contractors. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies and various state, local and foreign agencies. Our data handling also is subject to contractual obligations and may be deemed to be subject to industry standards, including certain industry standards that we undertake to comply with. The laws and regulations relating to privacy and data security are evolving, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions.

For example, the European Union has implemented the General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018. The GDPR has a significant impact on how businesses can collect and process the personal data of individuals in the European Economic Area (“EEA”). The regulation includes stringent operational requirements for processors and controllers of personal data and imposes significant penalties for non-compliance of up to the greater of €20 million or 4% of global annual revenues. With regard to transfers to the U.S. of personal data from our employees and European customers and users, we rely upon standard contractual clauses approved by the European Commission (the “SCCs”). The SCCs have been subject to legal challenge and may be modified or invalidated, and we may be unsuccessful in maintaining legitimate means for the transfer and receipt of personal data from the EEA. We are in the process of assessing the “Schrems II” decision issued by the Court of Justice of the European Union (the “CJEU”) on July 16, 2020, and its impact on our data transfer mechanisms. In the Schrems II decision, the CJEU deemed the SCCs valid, but ruled that transfers made pursuant to the SCCs and other alternative transfer mechanisms must be analyzed on a case-by-case basis to ensure EU standards of data protection are met in the jurisdiction where the data importer is based.  Subsequent guidance from EU regulators has stated that in certain cases, the SCCs must be accompanied by the use of supplementary measures. Concerns remain about the potential for the SCCs and other mechanisms to face additional challenges. We may, in addition to other impacts of the Schrems II decision and other developments relating to cross-border transfer, experience additional costs associated with increased compliance burdens, and we and our customers face the potential for regulators in the EEA to apply different standards to the transfer of personal data from the EEA to the U.S., and to block, or require ad hoc verification of measures taken with respect to, certain data flows from the EEA to the U.S. We also may be required to engage in new contract negotiations with third parties that aid in processing data on our behalf. We may experience reluctance or refusal by current or prospective European customers to use our products, and may find it necessary or desirable to make further changes to our handling of personal data of EEA residents. The regulatory environment applicable to the handling of EEA residents’ personal data, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs and obligations and could result in our business, operating results and financial condition being harmed. Additionally, we and our customers may face a risk of enforcement actions by data protection authorities in the EEA relating to personal data transfers to and by us from the EEA. Any such enforcement actions could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition.

In addition, California has enacted legislation that has been described as the first “GDPR-like” law in the U.S. The California state legislature passed the California Consumer Privacy Act (“CCPA”) in 2018 and California voters approved a ballot measure subsequently establishing the California Privacy Rights Act (“CPRA”) in 2020, which will jointly regulate the processing of personal information of California residents and increase the privacy and security obligations of entities handling certain personal information of California residents, including requiring covered companies to provide new disclosures to California consumers, and afford such consumers new abilities to opt-out of certain sales of personal information. The CCPA came into effect on January 1, 2020, and the California Attorney General may bring enforcement actions, with penalties for violations of the CCPA. The CPRA will go into effect on January 1, 2023 instilling enforcement authority in a new dedicated regulatory body, the California Privacy Protection Agency, which will begin carrying out enforcement actions as soon as six months after the enactment date. While aspects of both the CCPA and CPRA and their interpretations remain to be determined in practice, we are committed to comply with their obligations. We cannot yet fully predict the impact of the CCPA and CPRA on our business or operations, but developments regarding these and all privacy and data protection laws and regulations around the world may require us to modify our data processing practices and policies and to incur substantial additional costs and expenses in an effort to maintain compliance on an ongoing basis. Other countries and jurisdictions throughout the world are considering or enacting laws and regulations requiring the local storage of data. For example, under Russian law, all data operators collecting personal data of Russian citizens through electronic communications, including the Internet, must comply with Russian laws regulating the local storage of such data in databases located in the territory of Russia. This law applies not only to local data controllers but also to data controllers established outside Russia to the extent they gather personal data relating to Russian nationals through websites aimed at the territory of Russia.

We have been undertaking measures in an effort to comply with the GDPR, CCPA, CPRA and other applicable privacy and data protection laws and regulations, and complying with these laws and regulations may require us to incur substantial operational costs and to require its data handling practices. The costs of compliance with, and other burdens imposed by, such laws, regulations and policies that are applicable to us may limit the use and adoption of our products and solutions, alter the way we conduct business and/or could otherwise have a material adverse impact on our results of operations. For example, we may find it necessary to establish systems to maintain data originated in certain jurisdictions within those jurisdictions, which may involve substantial expense and distraction from other aspects of our business. Further, the costs of compliance with, and other burdens imposed by, such laws, regulations and policies that are applicable to us, may limit the use and adoption of our products and solutions and could have a material adverse impact on our results of operations.

Any failure or perceived failure (including as a result of deficiencies in our policies, procedures or measures relating to privacy, data protection, data security, marketing or client communications) by us to comply with laws, regulations, policies, legal or contractual obligations, industry standards, or regulatory guidance relating to privacy, data protection or data security may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity and could cause our clients to lose trust in us, which could have a material adverse effect on our reputation, business, financial condition and results of operations.

We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, data security, marketing, consumer communications and information security in the U.S., the European Union, Russia and other jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations or any changed interpretation or enforcement of existing laws or regulations could impair our ability to develop and market new services and maintain and grow our client base and increase revenue.

We are subject to laws and regulations restricting our operations, including export restrictions, economic sanctions and the Foreign Corrupt Practices Act and similar anti-corruption laws. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures.

Our operations are subject to laws and regulations restricting our operations, including activities involving restricted countries, organizations, entities and persons that have been identified as unlawful actors or that are subject to U.S. sanctions imposed by the Office of Foreign Assets Control (“OFAC”) or other international economic sanctions that prohibit us from engaging in trade or financial transactions with certain countries, businesses, organizations and individuals. We are subject to the Foreign Corrupt Practices Act (“FCPA”), which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. The FCPA’s foreign counterparts contain similar prohibitions, although varying in both scope and jurisdiction. We operate in many parts of the world that have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices.

We are currently in the process of developing and implementing formal controls and procedures to ensure that we are in compliance with the FCPA, OFAC sanctions, and similar sanctions, laws and regulations. The implementation of such procedures may be time consuming and expensive and could result in the discovery of issues or violations with respect to the foregoing by us or our employees, independent contractors, subcontractors or agents of which we were previously unaware.

If we are not completely effective in ensuring our compliance with all such applicable laws, it could result in us being subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses. Likewise, any investigation of any potential violations of such laws by the U.S. or other jurisdictions could also have an adverse impact on our reputation, business, financial condition and results of operations.

Changes to the U.S. administration’s fiscal, political, regulatory and other policies may adversely affect our business, financial condition and results of operations.

Recent events, including new policy introductions following the 2020 U.S presidential election, may result in substantial regulatory uncertainty regarding international trade and trade policy. U.S. policies have called for substantial changes to trade agreements, have increased tariffs on certain goods imported into the U.S. and have raised the possibility of imposing significant, additional tariff increases. In the past, unilateral tariffs on imported products by the U.S. have triggered retaliatory actions from certain foreign governments, including China and Russia, and may trigger retaliatory actions by other foreign governments, potentially resulting in a “trade war.” While we cannot predict the extent to which the U.S. or other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, a “trade war” of this nature or other governmental action related to tariffs or international trade agreements could have an adverse impact on demand for our services, sales and clients and affect the economies of the U.S. and various countries, having an adverse effect on our business, financial condition and results of operations.

Negative publicity about offshore outsourcing or anti-outsourcing legislation and restriction on immigration may have an adverse effect on our business.

The issue of companies outsourcing services to organizations operating in other countries is a topic of political discussion in many countries, including the U.S., which is our largest source of revenues. Many organizations and public figures in the U.S. and Europe have publicly expressed concern about a perceived association between offshore outsourcing IT services providers and the loss of jobs in their home countries. For example, measures aimed at limiting or restricting outsourcing by U.S. companies are periodically considered in Congress and in numerous state legislatures to address concerns over the perceived association between offshore outsourcing and the loss of jobs in the U.S. A number of U.S. states have passed legislation that restricts state government entities from outsourcing certain work to offshore IT services providers. Given the ongoing debate over this issue, the introduction and consideration of other restrictive legislation is possible. If enacted, such measures may broaden restrictions on outsourcing by federal and state government agencies and on government contracts with firms that outsource services directly or indirectly, impact private industry with measures such as tax disincentives or intellectual property transfer restrictions, and/or restrict the use of certain business visas. In addition, current or prospective clients may be discouraged from transferring services to providers that utilize offshore delivery centers such as us to avoid any negative perceptions that may be associated with using an offshore provider or for data privacy and security concerns. As a result, our ability to service our clients could be impaired and we may not be able to compete effectively with competitors that operate primarily from within the countries in which our clients operate. Any such slowdown or reversal of the existing industry trends toward offshore outsourcing may have a material adverse effect on our business, financial condition and results of operations.

Some of our projects may involve our personnel obtaining visas to travel and work at customer sites outside of our personnel’s home countries and often in the United States. Our reliance on visas to staff projects with employees who are not citizens of the country where the work is to be performed makes us vulnerable to legislative and administrative changes in the number of visas to be issued in any particular year and other work permit laws and regulations. The process to obtain the required visas and work permits can be lengthy and difficult and variations due to political forces and economic conditions in the number of permitted applications, as well as application and enforcement processes, may cause delays or rejections when trying to obtain visas. Delays in obtaining visas may result in delays in the ability of our personnel to travel to meet with and provide services to our customers or to continue to provide services on a timely basis. In addition, the availability of a sufficient number of visas without significant additional costs could limit our ability to provide services to our customers on a timely and cost-effective basis or manage our sales and delivery centers as efficiently as we otherwise could. Delays in or the unavailability of visas and work permits could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our subsidiaries in CEE can be forced into liquidation on the basis of formal noncompliance with certain legal requirements.

We operate in CEE primarily through locally organized subsidiaries. Certain provisions of local laws may allow a court to order liquidation of a locally organized legal entity on the basis of its formal noncompliance with certain requirements during formation, reorganization or during its operations. If a company fails to comply with certain requirements including those relating to minimum net assets, governmental or local authorities can seek the involuntary liquidation of such company in court, and the company’s creditors will have the right to accelerate their claims or demand early performance of the company’s obligations as well as demand compensation for any damages. If involuntary liquidation of any of our subsidiaries were to occur, such liquidation could materially adversely affect our business, financial condition and results of operations.

Risks Associated with Intellectual Property

We may not be able to prevent unauthorized use of our intellectual property and our intellectual property rights may not be adequate to protect our business, financial condition and results of operations.

Our success largely depends on methodologies, practices, tools and technical expertise and other intellectual property that we use in designing, developing, implementing and maintaining our services and solutions. We rely upon a combination of nondisclosure, confidentiality, assignment of invention and other contractual arrangements as well as trade secret, patent, copyright and trademark laws to protect our intellectual property rights. We may also rely on litigation to enforce our intellectual property rights and contractual rights.

The nondisclosure and confidentiality agreements that we enter into with our employees, independent contractors, vendors and clients in order to protect our proprietary information may not provide meaningful protection against unauthorized use, misappropriation or disclosure for trade secrets, know-how or other proprietary information and there can be no assurance that others will not independently develop the know-how and trade secrets or develop better methods than us. Policing unauthorized use of such proprietary information is difficult and expensive. We may not be able to deter current and former employees, contractors, vendors, clients and other parties from breaching confidentiality agreements and misappropriating proprietary information and it is possible that third parties may copy, reverse engineer, or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringing on our intellectual property rights.

In addition, our current and former employees or contractors could challenge our exclusive rights in the intellectual property they have developed in the course of their employment. In Russia and certain other countries in which we operate, an employer is deemed to own the copyright in works created by its employees during the course, and within the scope, of their employment, but the employer may be required to satisfy additional legal requirements in order to make further use and dispose of such works. While we believe that we have complied with all such requirements and have fulfilled all requirements necessary to acquire all rights in intellectual property developed by our contractors and subcontractors, these requirements are often ambiguously defined and enforced.

Implementation of intellectual property-related laws in CIS and CEE countries in which we operate has historically been lacking and there is no assurance that we will be able to enforce or defend our rights under our non-disclosure, confidentiality or assignment of invention agreements or that protection of intellectual property rights in such countries will be as effective as that in the U.S. Any litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

In some cases, litigation may be necessary to enforce our intellectual property rights or to protect our trade secrets. Litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights and exposing us to significant damages or injunctions. Our inability to protect our intellectual property against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay sales or the implementation of our products, impair the functionality of our products, delay introductions of new products, result in our substituting less-advanced or more-costly technologies into our products or harm our reputation. In addition, we may be required to license additional intellectual property from third parties to develop and market new products, and we cannot assure you that we could license that intellectual property on commercially reasonable terms or at all.

Due to the foregoing reasons, we cannot guarantee that we will be successful in maintaining existing or obtaining future intellectual property rights or registrations, be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce and protect our rights, or that any such steps will be successful. We can also neither guarantee that we have taken all necessary steps to enforce our intellectual property rights in each jurisdiction in which we operate nor that the intellectual property laws of any jurisdiction in which we operate are adequate to protect our interest or that any favorable judgment obtained by us with respect thereto will be enforced in the courts. Unauthorized use by third parties of, or other failure to protect, our intellectual property, including the costs of enforcing intellectual property rights, could have a material adverse effect on our business, financial condition and results of operations.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and failure to defend against such claims may have a material adverse effect on our reputation, business, financial condition and results of operations.

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties.

We typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights, which subjects us to the risk of indemnification claims. These claims may require us to initiate or defend protracted and costly litigation on behalf of our clients, regardless of the merits of these claims and are often not subject to liability limits or exclusion of consequential, indirect or punitive damages. If any of these claims succeed, we may be forced to pay damages on behalf of our clients, redesign or cease offering our allegedly infringing services or solutions or obtain licenses for the intellectual property such services or solutions allegedly infringe. If we cannot obtain all necessary licenses on commercially reasonable terms, our clients may be forced to stop using our services or solutions.

The holders of patents and other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies.

Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among other things, require us to pay substantial damages, develop non-infringing technology, or rebrand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and would require us to cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or prospective clients deferring or limiting their purchase or use of our software product development services or solutions until resolution of such litigation or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claims or litigation in this area, whether or not we ultimately win or lose, could damage our reputation and materially adversely affect our business, financial condition and results of operations.

Our use of open source software may lead to possible litigation, negatively affect sales and create liability.

We often incorporate software licensed by third parties under so-called “open source” licenses, which may expose us to liability and have a material impact on our software development services. Use of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our services. Although we monitor our use of open source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting our client deliverables to conditions we do not intend, the terms of many open source licenses have not been interpreted by courts in relevant jurisdictions, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our clients’ ability to use the software that we develop for them and operate their businesses as they intend. Moreover, we cannot assure you that our processes for controlling our use of open source software in our products will be effective. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate it into their products.

Therefore, there is a possibility that our clients could be subject to actions by third parties claiming that what we believe to be licensed open source software infringes such third parties’ intellectual property rights, and we would generally be required to indemnify our clients against such claims. In addition, in the event that portions of client deliverables are determined to be subject to an open source license, we or our clients could be required to publicly release the affected portions of source code or re-engineer all, or a portion of, the applicable software. Disclosing our proprietary source code could allow our clients’ competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for our clients. Furthermore, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Any of these events could create liability for us to our clients and damage our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock

Our bylaws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for substantially all disputes between us and our stockholders (other than claims arising under federal securities laws, including the Securities Act or the Exchange Act and any successors thereto), which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following (except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction):

●	any derivative action or proceeding brought on our behalf;

●	any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers or other employees to us or our stockholders;

●	any action arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our certificate of incorporation or bylaws;

●	any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; and

●	any other action asserting a claim that is governed by the internal affairs doctrine.

However, notwithstanding the exclusive forum provisions, our bylaws explicitly state that they would not preclude the filing of claims brought to enforce any liability or duty created under federal securities laws, including the Exchange Act or Securities Act.

Our amended and restated bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any action asserting a claim arising pursuant to the Securities Act, such a provision known as a “Federal Forum Provision.” Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to these provisions.

These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Additionally, a court could determine that the exclusive forum provision is unenforceable. If a court were to find the exclusive forum provision in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

The price of our common stock and warrants may be volatile.

The price of our common stock and warrants may fluctuate due to a variety of factors, including:

●	our ability to effectively service any current and future outstanding debt obligations;

●	the announcement the introduction of new products or services, or enhancements thereto, by us or our competitors;

●	developments concerning intellectual property rights;

●	changes in legal, regulatory and enforcement frameworks impacting our products;

●	variations in our and our competitors’ results of operations;

●	the addition or departure of key personnel;

●	announcements by us or our competitors of acquisitions, investments or strategic alliances;

●	actual or perceived data security incidents or breaches;

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

●	the failure of securities analysts to publish research about us, or shortfalls in our results of operations compared to levels forecast by securities analysts;

●	any delisting of our common stock or warrants from NASDAQ due to any failure to meet listing requirements;

●	adverse developments from litigation; and

●	the general state of the securities market.

These market and industry factors may materially reduce the market price of our common stock and warrants, regardless of our operating performance.

As of December 31, 2020, approximately 46% of our outstanding common stock was held or beneficially owned by the Major Stockholders (as defined below). The concentration of beneficial ownership provides the Major Stockholders with substantial control over us, which could limit your ability to influence the outcome of key transactions, including a change of control, and future resales of our common stock held by these significant stockholders may cause the market price of our common stock to drop significantly.

As of December 31, 2020, approximately 46% of our outstanding common stock was held or beneficially owned by Automated Systems Holdings Limited, Teamsun Technology (HK) Limited, Beijing Teamsun Technology Co. Ltd., Benhamou Global Ventures, BGV Opportunity Fund LP, Renascia Fund B LLC, VLSK2019 LLC, Livschitz Children’s Charitable Trust, Victoria Livschitz Charitable Trust, O. Fox Charitable Trust, and GDD International Holdings Company (together, the “Major Stockholders”) and approximately 16% of our outstanding common stock is held or beneficially owned by our directors and officers or persons affiliated with our directors and officers (including shares owned by the Major Stockholders).

As a result, these stockholders, acting together, have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

To the extent that the Major Stockholders purchase additional shares of ours, the percentage of shares that will be held by them will increase, decreasing the percentage of shares that are held by public stockholders.

In connection with the Business Combination, the Sponsor and Cantor have entered into a side letter with us pursuant to which, among other things, each of the Sponsor and Cantor agreed to refrain from selling, transferring or otherwise disposing of up to 1,090,000 and 110,000 shares, respectively, of our common stock (such portion, the “Earnout Shares”) that it holds, until certain release events have been realized. Under the terms of the side letter, each of the Sponsor and Cantor will be able to sell or transfer one-third of its respective Earnout Shares upon the price of our common stock reaching a price of $12.00 per share, an additional one-third of its respective Earnout Shares upon the stock price reaching a price of $13.50 per share and the final one-third of its respective Earnout Shares upon the stock price reaching a price of $15.00 per share, in each case where such price targets were achieved for a minimum of 20 days out of a 30-day trading period during the applicable earn out period. In January 2021 and March 2021, the price of our common stock reached a price of $12.00 and $13.50 per share, respectively, per share for the required period and each of the Sponsor and Cantor became able to sell or transfer an aggregate of two-thirds of its respective Earnout Shares.

If any significant stockholder sells large amounts of our common stock in the open market or in privately negotiated transactions, or if warrant holders exercise their warrant and sell the shares acquired upon exercise, this could have the effect of increasing the volatility in the price of our common stock or putting significant downward pressure on the price of our common stock.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have not paid any cash dividends on our common stock since our merger with ChaSerg. The payment of any cash dividends will be dependent upon our revenue, earnings and financial condition from time to time. The payment of any dividends will be within the discretion of our board of directors. It is presently expected that we will retain all earnings for use in our business operations and, accordingly, it is not expected that our board of directors will declare any dividends in the foreseeable future. Our ability to declare dividends may be limited by the terms of any financing and/or other agreements entered into by us or our subsidiaries from time to time and by requirements under the laws of our subsidiaries’ respective jurisdictions of incorporation to set aside a portion of their net income in each year to legal reserves. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Delaware law and our certificate of incorporation and bylaws contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our certificate of incorporation and bylaws, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors and therefore depress the trading price of our common stock and warrants. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our board of directors or taking other corporate actions, including effecting changes in our management. Among other things, our certificate of incorporation and bylaws include provisions regarding:

●	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

●	the ability of our board of directors to issue shares of preferred stock, including “blank check” preferred stock, and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

●	the limitation of the liability of, and the indemnification of our directors and officers;

●	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

●	the requirement that directors may only be removed from our board of directors for cause;

●	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

●	the requirement that a special meeting of stockholders may be called only by our board of directors, the chairman of our board of directors, or our chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

●	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

●	the requirement for the affirmative vote of holders of at least a majority of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal any provision of our certificate of incorporation or our bylaws, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

●	the ability of our board of directors to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

●	advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our board of directors or management.

In addition, as a Delaware corporation, we are subject to provisions of Delaware law, including Section 203 of the DGCL, which may prohibit certain stockholders holding 15% or more of our outstanding capital stock from engaging in certain business combinations with us for a specified period of time.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock and warrants.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information contained in this prospectus, or incorporated herein by reference, contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When contained in this prospectus, and incorporated herein by reference, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and Grid Dynamics does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to:

●	the evolution of the digital engineering and information technology services landscape facing our customers and prospects;

●	our ability to educate the market regarding the advantages of our digital transformation products;

●	our ability to maintain an adequate rate of revenue growth;

●	our future financial and operating results;

●	our business plan and our ability to effectively manage our growth and associated investments;

●	beliefs and objectives for future operations;

●	our ability to expand a leadership position in enterprise-level digital transformation;

●	our ability to attract and retain customers;

●	our ability to further penetrate our existing customer base;

●	our ability to maintain our competitive technological advantages against new entrants in our industry;

●	our ability to timely and effectively scale and adapt our existing technology;

●	our ability to innovate new products and services and bring them to market in a timely manner;

●	our ability to maintain, protect, and enhance our brand and intellectual property;

●	our ability to capitalize on changing market conditions;

●	our ability to develop strategic partnerships;

●	benefits associated with the use of our services;

●	our ability to expand internationally;

●	our ability to raise financing in the future;

●	operating expenses, including changes in research and development, sales and marketing, and general administrative expenses;

●	the effects of seasonal trends on our results of operations;

●	our ability to grow and manage growth profitably and retain our key employees;

●	the expected benefits and effects of strategic acquisitions of businesses, products or technologies;

●	our ability to maintain the listing of our shares of common stock and our warrants on NASDAQ;

●	costs related to being a public company;

●	changes in applicable laws or regulations;

●	the possibility that we have been and may continue to be adversely affected by other economic, business, and/or competitive factors, including the effects of the global COVID-19 pandemic; and

●	other risks and uncertainties indicated in this prospectus, including those set forth under the section titled “Risk Factors.”

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

BACKGROUND OF GRID DYNAMICS

Business Combination

On March 5, 2020 (the “Closing Date”), a wholly-owned subsidiary (“Merger Sub 1”) of ChaSerg Technology Acquisition Corp., a Delaware corporation (“ChaSerg”), merged with and into Grid Dynamics International, Inc., a California corporation (“GDI”), with GDI surviving the merger (the “Initial Merger”). Immediately following the Initial Merger, GDI merged with and into another wholly-owned subsidiary of ChaSerg (“Merger Sub 2”) with Merger Sub 2 surviving; Merger Sub 2 was then renamed “Grid Dynamics International, LLC,” and ChaSerg was then renamed “Grid Dynamics Holdings, Inc.” (the “Business Combination”). As of the open of trading on March 6, 2020, the common stock and warrants of Grid Dynamics Holdings, Inc. (the “Company”), formerly those of ChaSerg, began trading on NASDAQ as “GDYN” and “GDYNW,” respectively.

In connection with the Business Combination, holders of 51,715 shares of ChaSerg Class A Common Stock exercised their right to redeem those shares for cash at a price of $10.21 per share, for an aggregate of approximately $0.5 million, which was paid to such holders on the Closing Date.

Upon completion of the Business Combination, 5,500,000 shares of ChaSerg Class B Common Stock held by Sponsor and other former holders of Class B Common Stock of ChaSerg converted into shares of ChaSerg Common Stock immediately prior to the Business Combination and into shares of Company Common Stock at the closing of the Business Combination.

The consideration paid to holders of equity interests in GDI in connection with the Business Combination consisted of: (i) approximately $130,000,000 in cash, subject to adjustment in accordance with the terms of that certain Agreement and Plan of Merger, dated as of November 13, 2019 by and among ChaSerg, GDI, and certain other parties (the “Merger Agreement”) and (ii) 27,006,251 shares of the Company’s Common Stock.

On the Closing Date, all of ChaSerg’s outstanding units separated into their component parts of one share of Company Common Stock and one half of one Company Warrant to purchase one share of Company Common Stock. Immediately after the Business Combination, there were 50,833,619 shares of Company Common Stock, Company Warrants to purchase 11,346,500 shares of Company Common Stock and options to purchase 4,678,011 shares of Company Common Stock issued and outstanding.

The Business Combination is accounted for as a reverse recapitalization or reverse merger in accordance with GAAP. Accordingly, GDI is the accounting predecessor and the Company is the successor SEC registrant, meaning that GDI’s financial statements for previous periods will be disclosed in the Company’s future periodic reports filed with the SEC.

USE OF PROCEEDS

All of the shares of common stock and warrants offered by the selling securityholders pursuant to this prospectus will be sold by the selling securityholders for their respective accounts. We will not receive any of the proceeds from the sale of the Securities hereunder. We will receive up to an aggregate of approximately $130,484,750 from the exercise of the Warrants assuming the exercise in full of all of the Warrants for cash. We expect to use the net proceeds from the exercise of the Warrants for general corporate purposes.

With respect to the registration of the shares of our common stock issuable upon exercise of the Warrants, the selling securityholders will pay any underwriting discounts and commissions incurred by them in disposing of the Securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the Securities covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees, and fees of our counsel and our independent registered public accountants, expenses incurred by the selling securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling securityholders in disposing of the Securities.

With respect to the registration of all other shares of common stock and warrants offered by the selling securityholders pursuant to this prospectus, the selling securityholders will pay any underwriting discounts and commissions and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the Securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the Securities covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees, and fees of our counsel and our independent registered public accountants.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS

Market Information and Holders of the Company

In connection with the Business Combination, the holders of ChaSerg’s public shares were permitted to elect to redeem their public shares for cash. Accordingly, holders of 51,715 shares of ChaSerg Class A Common Stock exercised their right to redeem those shares for cash at a price of $10.21 per share, for an aggregate of approximately $0.5 million. See the section titled “Background of Grid Dynamics” for more information.

Following the Business Combination, the Common Stock and Warrants of the Company, formerly those of ChaSerg, began trading on NASDAQ as “GDYN” and “GDYNW,” respectively.

As of February 15, 2021, there were 6,523,830 outstanding options to purchase Company Common Stock, 11,346,494 Company Warrants and no securities convertible into Company Common Stock.

As of February 15, 2021, there were 47 holders of record of Company Common Stock and 4 holders of record of Company Warrants. However, because many of the shares of Company Common Stock and the Company Warrants are held by brokers and other institutions on behalf of stockholders, the Company believes there are substantially more beneficial holders of Company Common Stock and Company Warrants than record holders.

Dividends

We have never paid any cash dividends on our common stock since our merger with ChaSerg. The payment of cash dividends in the future will be dependent upon revenues and earnings, if any, capital requirements and general financial condition from time to time. The payment of any cash dividends will be within the discretion of our board of directors and the board of directors will consider whether or not to institute a dividend policy. It is presently expected that we will retain all earnings for use in our business operations and, accordingly, it is not expected that our board of directors will declare any dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Grid Dynamics’ financial condition and results of operations should be read in conjunction with Grid Dynamics’ financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Grid Dynamics’ actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed in the section titled “Risk Factors” and elsewhere in this prospectus.

Overview

Grid Dynamics Holdings, Inc. (“Grid Dynamics,” “GDH,” the “Company,” “we,” “us,” or “our”) is an emerging leader in enterprise-level digital transformations in Fortune 1000 companies. For enterprises that create innovative digital products and experiences, Grid Dynamics offers close collaboration to provide digital transformation initiatives that span strategy consulting, development of early prototypes and enterprise-scale delivery of new digital platforms. Since its inception in 2006 in Menlo Park, California, as a grid and cloud consultancy firm, Grid Dynamics has been on the forefront of digital transformation, working on big ideas like cloud computing, NOSQL, DevOps, microservices, big data and AI, and quickly established itself as a provider of choice for technology and digital enterprise companies.

As a leading global digital engineering and IT services provider with its headquarters in Silicon Valley and engineering centers in the United States and multiple Central and Eastern European countries, Grid Dynamics’ core business is to deliver focused and complex technical consulting, software design, development, testing and internet service operations. Grid Dynamics also helps organizations become more agile and create innovative digital products and experiences through its deep expertise in emerging technology, such as AI, data science, cloud computing, big data and DevOps, lean software development practices and a high-performance product culture. Grid Dynamics believes that the key to its success is a business culture that puts products over projects, client success over contract terms and real business results over pure technical innovation. By leveraging Grid Dynamics’ proprietary processes optimized for innovation, emphasis on talent development and technical expertise, Grid Dynamics has been able to achieve significant growth.

We are a former blank check company that completed our initial public offering on May 21, 2018. In March 2020, Grid Dynamics, formerly known as ChaSerg, completed its acquisition of GDI pursuant to the Business Combination. In conjunction with the completion of the Business Combination, ChaSerg was renamed as Grid Dynamics Holdings, Inc.

The Business Combination was accounted for as a reverse recapitalization for which GDI was determined to be the accounting acquirer. Outstanding shares of GDI were converted into our common shares, presented as a recapitalization, and the net assets of ChaSerg were acquired at historical cost, with no goodwill or other intangible assets recorded.

The following table sets forth a summary of Grid Dynamics’ financial results for the annual periods indicated:

	Year ended December 31,
	2020		2019		2018
		% of revenue		% of revenue		% of revenue
	(dollars in thousands, except per share data)
Revenues	$111,283	100.0%	$118,326	100.0%	$91,865	100.0%
Gross profit	41,621	37.4%	48,236	40.8%	39,306	42.8%
Income/(loss) from operations	(15,448)	(13.9)%	15,625	13.2%	13,829	15.1%
Net income/(loss)	(12,599)	(11.3)%	10,807	9.1%	9,228	10.0%
Diluted EPS	$(0.28)	n/a	$0.49	n/a	$0.46	n/a
Non-GAAP Financial Information
Adjusted EBITDA(1)	12,549	11.3%	23,661	20.0%	19,405	21.1%
Non-GAAP Net Income(1)	7,013	6.3%	15,487	13.1%	13,036	14.2%
Non-GAAP Diluted EPS(1)	$0.14	n/a	$0.73	n/a	$0.64	n/a

(1)	Adjusted EBITDA, Non-GAAP Net Income and Non-GAAP Diluted EPS are non-GAAP financial measures. See “Non-GAAP Measures” below for additional information and reconciliations to the most directly comparable GAAP financial measures.

Recent Developments

In the three months ended December 31, 2020, our revenues were $30.1 million, which included $1.0 million in revenue contribution from our recent acquisition of Daxx completed on December 14, 2020. Excluding the contribution from Daxx, in the three months ended December 31, 2020, our revenues of $29.1 million were up 11% in comparison to the three months ended September 30, 2020, and down 9% from the three months ended December 2019. Overall, in the three months ended December 31, 2020, we witnessed healthy business trends as reflected in the 11% sequential revenue growth over the three months ended September 30, 2020. The three months ended December 31, 2020 quarter marked the second consecutive sequential quarter of revenue growth since witnessing a bottom in revenues in the three months ended June 30, 2020. During the quarter, we witnessed healthy customer demand across our industry verticals as digital transformation initiatives continue to be a priority with our customers. Furthermore, the ongoing global pandemic has been a catalyst for companies to seek or accelerate enterprise-level digital initiatives that include, but are not limited to, maintaining remote workforces, selling products online, and creating continued efficiencies in business processes. During the three months ended December 31, 2020, excluding Daxx, our largest industry vertical was Technology, Media, and Telecom (“TMT”) at 37% of our revenue, while Consumer Packaged Goods (CPG)/Manufacturing, Finance, and Other verticals contributed 21%, 10%, and 5% of our revenue, respectively.

We closed the twelve months ended December 31, 2020 with $111.3 million in revenue, which included $1.0 million contributed by our recent acquisition of Daxx. Excluding the contribution from Daxx, revenue of $110.3 million for the twelve months ended December 31, 2020 was down from $118.3 million in the twelve months ended December 31, 2019. The key reason for the year-over-year decline of 7% was disruptions caused to our Retail vertical which was negatively impacted by the Covid-19 pandemic. Additionally, 2020 marked a significant shift in our largest industry vertical. Unlike previous years, where our largest vertical was Retail, in the twelve months ended December 31, 2020, our largest vertical was Technology Media & Telecom. At 41% of our full year of 2020 revenue, the TMT vertical grew by 40% on a year-over-year basis. While many customers positively contributed to the year-over-year growth, Grid Dynamics’ two largest customers in 2020 (both in the TMT vertical) were the main contributors. We anticipate the TMT vertical will continue to be our largest revenue contributing vertical in 2021.

In the twelve months ended December 31, 2020, excluding the contribution from Daxx, our Retail vertical contributed $34.0 million in revenue, down from $67.4 million in revenue in the twelve months ended December 31, 2019. In spite of the year-over-year decline of approximately 50%, in the second half of 2020, we have been witnessing a steady sequential pick up in business. For many of our retail customers, the COVID-19 pandemic caused significant business disruption that included closure of stores resulting in sales being severely impacted. Furthermore, within our Retail vertical, since the beginning of the pandemic, we have witnessed a shift towards retail customers who have embraced digital and online commerce. This is a contrast to some of our other customers who have not recovered from the impacts of the pandemic, and going forward, we expect that some of them will not recover to pre-COVID levels.

We continue to focus on revenue diversification by increasing our customer base with new logo additions. During the twelve months ended December 31, 2020, our core Grid Dynamics business received revenues from a total of 52 customers and added 16 new logos. Additionally, in the three months ended December 31, 2020 our core Grid Dynamics business exited the quarter with 43 paying customers, up from 40 paying customers in the three months ended December 31, 2019. Furthermore, during the three months ended December 31, 2020, our core Grid Dynamics business added five new logos across industry verticals that included Finance and TMT.

We closed the twelve months ended December 31, 2020 with GAAP Net loss of $(12.6) million and $12.5 million, or 11.3% of revenue in Adjusted EBITDA, down from GAAP Net income of $10.8 million and $23.7 million or 20% of revenue in Adjusted EBITDA in the twelve months ended December 31, 2019. The year-over-year decline was largely driven by a combination of factors that included lower levels of revenue, increased general and administrative expenses associated with operating as a publicly traded company, and increased headcount and personnel costs.

Acquisition of Daxx Web Industries B.V.

On December 14, 2020, we acquired Netherland based Daxx in an all-cash transaction. Headquartered in Amsterdam, and with approximately 490 employees, the company has engineering centers situated in major tech hubs across Ukraine. Daxx has over 20 years of experience in delivering software services to clients across a wide range of industry verticals that include high-tech, digital media, healthcare, and education. Some of its key capabilities of Daxx include consulting services spanning agile process reengineering, lean development, and DevOps. Daxx serves customers in the Netherlands, Germany, U.K., and the U.S., and has strong relationships with high-growth start-ups and established software companies. We believe the acquisition of Daxx will enable us to have a stronger foothold in Europe and will enable the company to continue diversifying our business. In the three months ended December 31, 2020, Daxx contributed $1.0 million in revenue.

COVID-19 Related Updates

In December 2019, a novel coronavirus COVID-19 was reported in China, and in March 2020, the World Health Organization declared it a pandemic. This contagious disease pandemic has continued to spread across the globe, including extensively within the U.S., and is impacting worldwide economic activity and financial markets, significantly increasing economic volatility and uncertainty. In response to this global pandemic, several local, state, and federal governments have been prompted to take unprecedented steps that include, but are not limited to, travel restrictions, closure of businesses, social distancing, and quarantines.

Starting in March 2020, headwinds to our business from the pandemic were largely centered around our retail customers as many of them witnessed a slowdown in their sales. After witnessing a low point in the month of May 2020, our retail business has steadily improved as our retail customers resumed their operations although we expect that some of our customers will not recover to pre-COVID levels. We continue to take precautionary measures intended to minimize the risk of the virus to our employees, our customers, and the communities in which we operate that include suspension of all non-essential travel. Although a significant proportion of our employees continue to work remotely, all our facilities in the Central and Eastern Europe (CEE) region have been opened for employees to work following local government guidelines. We continue to deliver services to our customers in this fashion and this has resulted in minimal disruption in our operational and delivery capabilities.

In the twelve months ended December 31, 2020, we have taken an allowance of $0.4 million doubtful accounts due to risks posed by the COVID-19 pandemic on our customers’ ability to make payments. We continue to be engaged with all our customers regarding their ability to fulfill their payment obligations. In the course of the three months ended December 31, 2020, we received payments from multiple customers, including some of the higher risk retail customers. Additionally, most of our customers who sought extended payment terms as the pandemic unfolded have reverted back to their historical levels of payment terms. We continue to review our accounts receivable on a regular basis and have put in place processes to ensure payments from our customers.

Comparability of Financial Information

Grid Dynamics’ results of operations and statements of assets and liabilities may not be comparable between periods as a result of the Business Combination on March 5, 2020 and the other events and transactions discussed below.

Key Performance Indicators and Other Factors Affecting Performance

Grid Dynamics uses the following key performance indicators and assesses the following other factors to analyze its business performance, to make budgets and financial forecasts and to develop strategic plans:

Employees by Region

Attracting and retaining the right employees is critical to the success of Grid Dynamics’ business and is a key factor in Grid Dynamics’ ability to meet customers’ needs and grow its revenue base. Grid Dynamics’ revenue prospects and long-term success depend significantly on its ability to recruit and retain qualified IT professionals. A substantial majority of Grid Dynamics’ personnel is comprised of such IT professionals.

The following table shows the number of Grid Dynamics personnel (including full-time and part-time employees and contractors serving in similar capacities) by region, as of the dates indicated:

	As of December 31,
	2020	2019	2018
United States	259	265	218
Central and Eastern Europe(1)	1,143	1,165	926
Total(2)	1,402	1,430	1,144

(1)	Includes Russia, Ukraine, Poland and Serbia.
(2)

Excluding personnel of Daxx.

As of December 31, 2020, there were 492 Daxx personnel including full-time and part-time employees and contractors serving in similar capacities located in Ukraine and the Netherlands.

Attrition

There is competition for IT professionals in the regions in which Grid Dynamics operates, and any increase in such competition may adversely impact Grid Dynamics’ business and gross profit margins. Employee retention is one of Grid Dynamics’ main priorities and is a key driver of operational efficiency. Grid Dynamics seeks to retain top talent by providing the opportunity to work on exciting, cutting-edge projects for high profile clients, a flexible work environment and training and development programs. Grid Dynamics’ management targets a voluntary attrition rate no higher than the mid-teen percentages, in line with the industry.

Hours and Utilization

As most of Grid Dynamics’ customer projects are performed and invoiced on a time and materials basis, Grid Dynamics’ management tracks and projects billable hours as an indicator of business volume and corresponding resource needs for IT professionals. To maintain its gross profit margins, Grid Dynamics must effectively utilize its IT professionals, which depends on its ability to integrate and train new personnel, to efficiently transition personnel from completed projects to new assignments, to forecast customer demand for services and to deploy personnel with appropriate skills and seniority to projects. Grid Dynamics’ management generally tracks utilization with respect to subsets of employees, by location or by project, and calculates the utilization rate for each subset by dividing (x) the aggregate number of billable hours for a period by (y) the aggregate number of total available hours for the same period. Grid Dynamics’ management analyzes and projects utilization to measure the efficiency of its workforce and to inform management’s budget and personnel recruiting decisions.

Customer Concentration

Grid Dynamics’ ability to retain and expand its relationships with existing customers and add new customers are key indicators of its revenue potential. Excluding Daxx, Grid Dynamics grew its customer base from 40 customers in 2019 to 52 customers in 2020. Grid Dynamics’ procurement of new customers has a direct impact on its ability to diversify its sources of revenue and replace customers that may no longer require its services. Grid Dynamics has a relatively high level of revenue concentration with certain customers. Of Grid Dynamics’ customers, two customers each accounted for 10% or more of Grid Dynamics’ revenue in the year ended December 31, 2020 and three customers each accounted for 10% or more of Grid Dynamics’ revenue in the year ended December 31, 2019.

The following table shows the evolution of Grid Dynamics’ customer base and revenue concentration, as of the dates and for the annual periods indicated:

	Year ended December 31,
	2020	2019	2018
	(in thousands, except a number of customers and percentages)
Total customers (for the period) (1)	52	40	25
Of which:
>$5.0 million	7	7	7
>$2.5 - 5.0 million	3	3	2
>$1.0 - 2.5 million	7	5	2
Top five customers	56%	67%	71%
Top ten customers	79%	87%	94%
Top five customers	$62,152	$78,715	$65,351
Top ten customers	$87,203	$102,646	$86,604

(1)	Excluding customers of Daxx.

Foreign Currency Exchange Rate Exposure

Grid Dynamics is exposed to foreign currency exchange rate risk and its profit margins are subject to volatility between periods due to changes in foreign currency exchange rates relative to the U.S. dollar. Grid Dynamics’ functional currency, as well as the functional currency of all of its subsidiaries, is the U.S. dollar. Grid Dynamics contracts with customers for payment in and generates substantially all of its revenue in U.S. dollars. Its non-U.S. subsidiaries’ operations relate substantially to performing services under those contracts. Several of Grid Dynamics’ subsidiaries conduct operations and employ or contract personnel in Russia, Ukraine, Poland and Serbia, but keep their books and records in U.S. dollars. Grid Dynamics’ foreign currency transaction exposure is a result of having to convert U.S. dollars into the local currencies of the countries in which it must pay expenses, typically by transferring funds to its non-U.S. subsidiaries. These expenses are primarily comprised of compensation and benefits and other operating costs, such as rent. Subsidiary transactions executed in local currencies are converted into U.S. dollars at the exchange rate in effect on the date of the transaction, in the case of asset and liability transactions, or at the average monthly exchange rate, in the case of income and expense transactions. Certain balances in local currencies, particularly cash and financial instruments, are adjusted at each balance sheet date to reflect the then-current exchange rate, which is the rate at which the related receivable or payable could be settled at that date. As a result, Grid Dynamics’ assets, liabilities, profit margins and other measures of profitability may be subject to volatility due to changes in the exchange rate of the U.S. dollar against the currencies in which Grid Dynamics’ subsidiaries incur operating expenses, hold assets or owe liabilities, and may not be comparable between periods.

For the twelve months ended December 31, 2020, approximately 14%, 12%, and 10% of Grid Dynamics’ $126.7 million of combined cost of revenue and total operating expenses were denominated in the Russian rouble, Ukrainian hryvnia and Polish zloty, respectively. Comparatively, for the year ended December 31, 2019, approximately 22%, 13%, and 12% of Grid Dynamics’ $102.7 million of combined cost of revenue and total operating expenses were denominated in the Russian rouble, Ukrainian hryvnia and Polish zloty, respectively. Grid Dynamics does not currently hedge its foreign currency exposure, although it seeks to minimize such exposure by limiting cash transfers to amounts necessary to fund subsidiary operating expenses for a short period, typically one to two weeks. When and where possible, Grid Dynamics seeks to match expenses to the U.S. dollar. For example, in Ukraine, Grid Dynamics generally pays salaries in the current hryvnia equivalent of an agreed U.S. dollar amount, consistent with local requirements. As a result, a significant portion of Grid Dynamics’ exposure to fluctuations in the value of the Ukrainian hryvnia against the U.S. dollar is naturally hedged. Management carefully evaluates its exposure to foreign currency risk and, though Grid Dynamics does not currently hedge this exposure through the use of financial instruments, it may do so in the future. See the section titled “Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk” below for more information about Grid Dynamics’ exposure to foreign currency exchange rates.

Seasonality

Grid Dynamics’ business is subject to seasonal trends that impact its revenues and profitability between quarters. Some of the factors that influence the seasonal trends include the timing of holidays in the countries in which Grid Dynamics operates and the U.S. retail cycle, which drives the behavior of Grid Dynamics’ retail customers. Excluding the impact of growth in its book of business, Grid Dynamics has historically recorded higher revenue and gross profit in the second and third quarters of each year compared to the first and fourth quarters of each year. The Christmas holiday season in Russia and Ukraine, for example, falls in the first quarter of the calendar year, resulting in reduced activity and billable hours. In addition, many of Grid Dynamics’ retail sector customers tend to slow their discretionary spending during the holiday sale season, which typically lasts from late November (before Thanksgiving) through late December (after Christmas).

Non-GAAP Measures

To supplement Grid Dynamics’ consolidated financial data presented on a basis consistent with U.S. GAAP, this prospectus contains certain non-GAAP financial measures, including Adjusted EBITDA, Non-GAAP Net Income and Non-GAAP Diluted Earnings Per Share, or EPS. Grid Dynamics has included these non-GAAP financial measures because they are financial measures used by Grid Dynamics’ management to evaluate Grid Dynamics’ core operating performance and trends, to make strategic decisions regarding the allocation of capital and new investments and are among the factors analyzed in making performance-based compensation decisions for key personnel. These measures exclude certain expenses that are required under U.S. GAAP. Grid Dynamics excludes these items because they are not part of core operations or, in the case of stock-based compensation, non-cash expenses that are determined based in part on Grid Dynamics’ underlying performance.

Grid Dynamics believes these supplemental performance measurements are useful in evaluating operating performance, as they are similar to measures reported by its public industry peers and those regularly used by security analysts, investors and other interested parties in analyzing operating performance and prospects. These non-GAAP financial measures are not intended to be a substitute for any GAAP financial measures and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

There are significant limitations associated with the use of non-GAAP financial measures. Further, these measures may differ from the non-GAAP information, even where similarly titled, used by other companies and therefore should not be used to compare our performance to that of other companies. Grid Dynamics compensates for these limitations by providing investors and other users of its financial information a reconciliation of non-GAAP measures to the related GAAP financial measures. Grid Dynamics encourages investors and others to review its financial information in its entirety, not to rely on any single financial measure and to view its non-GAAP measures in conjunction with GAAP financial measures.

Grid Dynamics defines and calculates its non-GAAP financial measures as follows:

●	Adjusted EBITDA: Net income before interest income/expense, provision for income taxes and depreciation and amortization, and further adjusted for the impact of stock-based compensation expense, transaction-related costs (which include, when applicable, professional fees, retention bonuses, and consulting, legal and advisory costs related to Grid Dynamics’ merger and acquisition and capital-raising activities), impairment of goodwill and other income/expenses, net (which includes mainly interest income and expense, foreign currency transaction losses and gains, fair value adjustments and other miscellaneous expenses), and restructuring costs.

●	Non-GAAP Net Income: Net income adjusted for the impact of stock-based compensation, impairment of goodwill, transaction-related costs, restructuring costs, other income/expenses, net, and the tax impacts of these adjustments.

●	Non-GAAP Diluted EPS: Non-GAAP Net Income, divided by the diluted weighted-average number of common shares outstanding for the period.

The following table presents the reconciliation of Grid Dynamics’ Adjusted EBITDA to its consolidated net income/(loss), the most directly comparable GAAP measure, for the annual periods indicated:

	Year ended December 31,
	2020	2019	2018
	(in thousands)
Net income/(loss)	$(12,599)	$10,807	$9,228
Adjusted for:
Depreciation and amortization	2,672	2,311	1,312
Provision/(benefit) for income taxes	(2,613)	4,642	3,855
Impairment of goodwill	-	139	-
Stock-based compensation	20,006	2,441	1,756
Transaction and transformation-related costs(1)	4,407	3,145	2,508
Restructuring(2)	912	-	-
Other (income)/expenses, net(3)	(236)	176	746
Adjusted EBITDA	$12,549	$23,661	$19,405

(1)	Transaction and transformation-related costs include, when applicable, external deal costs, transaction-related professional fees, transaction-related retention bonuses, which are allocated proportionally across cost of revenue, engineering, research and development, sales and marketing and general and administrative expenses as well as other transaction-related costs including integration expenses consisting of outside professional and consulting services.

(2	In the twelve months ended December 31, 2020, we implemented a cost reduction plan and incurred restructuring and severance charges of $0.9 million, primarily resulting from a reduction in workforce and other charges.

(3)	Other (income)/expenses consist primarily of losses and gains on foreign currency transactions, fair value adjustments, and other miscellaneous non-operating expenses and other income consists primarily of interest on cash held at banks.

The following table presents a reconciliation of Grid Dynamics’ Non-GAAP Diluted EPS and its Non-GAAP Net Income to its consolidated net income/(loss) for the annual periods indicated:

	Year ended December 31,
	2020	2019	2018
	(in thousands, except per share data)
Net income/(loss)	$(12,599)	$10,807	$9,228
Adjusted for:
Impairment of goodwill	-	139	-
Stock-based compensation	20,006	2,441	1,756
Transaction-related costs(1)	4,407	3,145	2,508
Restructuring(2)	912	-	-
Other (income)/expenses, net(3)	(236)	176	746
Tax impact of non-GAAP adjustments(4)	(5,477)	(1,221)	(1,202)
Non-GAAP Net Income	$7,013	$15,487	$13,036
Number of shares used in the Non-GAAP Diluted EPS	48,778	21,122	20,217

Earnout Share adjustment:
Non-GAAP Net Income - Earnout Shares(5)	(113)	--	-
Non-GAAP Net Income attributable to Class A shares	$6,900	$15,487	$13,036
Non-GAAP Diluted EPS(6)	$0.14	0.73	$0.64

(1)	Transaction and transformation-related costs include, when applicable, external deal costs, transaction-related professional fees, transaction-related retention bonuses, which are allocated proportionally across cost of revenue, engineering, research and development, sales and marketing and general and administrative expenses as well as other transaction-related costs including integration expenses consisting of outside professional and consulting services.

(2)	In the twelve months ended December 31, 2020, we implemented a cost reduction plan and incurred restructuring and severance charges of $0.9 million, primarily resulting from a reduction in workforce and other charges.

(3)	Other (income)/expenses consist primarily of losses and gains on foreign currency transactions, fair value adjustments, and other miscellaneous non-operating expenses and other income consists primarily of interest on cash held at banks.

(4)	Reflects the estimated tax impact of the non-GAAP adjustments presented in the table.

(5)	Non-GAAP Net Income attributable to Earnout Shares is calculated based on the proportion of Earnout Shares outstanding. The number of Earnout Shares outstanding was 0.8 million.

(6)	Non-GAAP Diluted EPS is calculated by dividing Non-GAAP Net Income/(Loss) by the diluted weighted-average shares outstanding. From the three months ended December 31, 2020 onwards, we have chosen to calculate its Non-GAAP Diluted EPS based on the diluted share count even in Net GAAP Loss situation. This methodology differs from the prior approach when we applied the basic share count in situations of a Net GAAP Loss and a positive Non-GAAP Net Income. Management believes that the new methodology provides better representation of the company’s financial results as it takes into account the significance of the dilutive impact from any outstanding equity instruments in a GAAP Net Loss/Non-GAAP Net Income situation.

Key Components of Revenue and Expenses

Revenue

Grid Dynamics generates revenue by providing focused and complex services in the area of software engineering, development, integration, testing, and operations of digital services. Grid Dynamics provides services mainly on a time and materials basis and, to a much lesser extent, on a fixed-fee basis. While fixed-fee contracts currently represent an immaterial portion of overall revenue for the periods presented, Grid Dynamics expects proportionate revenue from fixed-fee contracts to increase in future periods. On a time and materials basis, Grid Dynamics earns and recognizes revenue as hours and costs are incurred. On its current and future fixed fee contracts, Grid Dynamics earns and recognizes revenue as the work is performed, the monthly calculation of which is based upon actual labor hours incurred and level of effort expended throughout the duration of the contract. For both time and materials contracts and fixed fee contracts, hourly rates are typically determined based on the location and experience of Grid Dynamics personnel selected to perform the service and are negotiated for each contract or statement of work, as the case may be. For fixed fee contracts, the fixed fee generally remains constant for the contracted project period unless the customer directs a change in scope of project work or requests additional Grid Dynamics employees in excess of those scheduled for a specific project.

In select cases, Grid Dynamics offers volume discounts or early settlement discounts, which are recorded as contra-revenue items. Volume discounts apply once the customer reaches certain contractual spend thresholds. Early settlement discounts are issued contingent upon the timing of the payment from the customer. If there is uncertainty about project completion or receipt of payment for services provided, revenue is deferred until the uncertainty is sufficiently resolved.

Costs and Expenses

Cost of Revenue. Cost of revenue consists primarily of salaries and employee benefits, including performance bonuses and stock-based compensation, and travel expenses for client-serving personnel. Cost of revenue also includes depreciation and amortization expense related to client-serving activities.

Engineering, Research and Development. Engineering, research and development expenses consist mainly of salaries and employee benefits including performance bonuses and stock-based compensation for personnel engaged in the design and development of solutions. Engineering, research and development expenses also include depreciation and amortization expenses related to such activities. Engineering, research and development costs are expensed as incurred.

Sales and Marketing. Sales and marketing expenses consist primarily of expenses associated with promoting and selling Grid Dynamics’ services and consists mainly of salaries and employee benefits, including performance bonuses and stock-based compensation, marketing events, travel, as well as depreciation and amortization expenses related to such activities.

General and Administrative. General and administrative expenses consist primarily of administrative personnel and officers’ salaries and employee benefits including performance bonuses and stock-based compensation, legal and audit expenses, insurance, operating lease expenses (mainly facilities and vehicles) and other facility costs, workforce global mobility initiatives, restructuring and employee relocations cost (not in connection with customer projects), and depreciation and amortization expenses related to such activities. General and administrative expenses include a substantial majority of Grid Dynamics’ stock-based compensation costs for the financial periods discussed herein.

Provision for Income Taxes. Grid Dynamics follows the asset and liability method of accounting for income taxes, whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed in the various U.S. federal and state and non-U.S. jurisdictions. Jurisdictional tax law changes, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowances, and the change in the mix of earnings from these taxing jurisdictions all affect the overall effective tax rate. Grid Dynamics’ effective tax rate was 17%, 30%, and 29% in the years ended December 31, 2020, 2019 and 2018, respectively. The differences in effective tax rate between the years ended December 31, 2020 and 2019 and 2018 were attributable mainly to stock based compensation excess tax benefit, partially offset by Section162(m) compensation deduction limitations.

Results of Operations

Year Ended December 31, 2020 compared to Year Ended December 31, 2019

The following table sets forth a summary of Grid Dynamics’ consolidated results of operations for the periods indicated, and the changes between periods:

	Year ended December 31,		Change
	2020	2019	Dollars	Percentage
	(in thousands, except percentages)
Revenue	$111,283	$118,326	$(7,043)	(6.0)%
Cost of revenue	69,662	70,090	(428)	(0.6)%
Gross profit	41,621	48,236	(6,615)	(13.7)%
Engineering, research, and development	9,311	4,346	4,965	114.2%
Sales and marketing	10,051	6,947	3,104	44.7%
General and administrative	37,707	21,318	16,389	76.9%
Total operating expense	57,069	32,611	24,458	75.0%
Income/(loss) from operations	(15,448)	15,625	(31,073)	(198.9)%
Other income/(expenses), net	236	(176)	412	(234.1)%
Income/(loss) before income taxes	(15,212)	15,449	(30,661)	(198.5)%
Provision/(benefit) for income taxes	(2,613)	4,642	(7,255)	(156.3)%
Net Income/(Loss)	$(12,599)	$10,807	$(23,406)	(216.6)%

Revenues by Vertical. We assign our customers into one of our four main vertical markets or a group of various industries where we are increasing our presence, which we label as “Verticals”. The following table presents our revenues by vertical and revenues as a percentage of total revenues by vertical for the periods indicated:

	Year ended December 31,
	2020		2019		2018
		% of revenue		% of revenue		% of revenue
	(dollars in thousands)
Tech, Media and Telecom	$45,362	40.8%	$32,337	27.3%	$23,485	25.6%
Retail	33,975	30.5%	67,367	56.9%	58,544	63.7%
Finance	13,589	12.2%	12,479	10.6%	8,089	8.8%
CPG/Manufacturing	14,202	12.8%	4,850	4.1%	1,330	1.4%
Other (1)	4,155	3.7%	1,293	1.1%	417	0.5%
Total	$111,283	100.0%	$118,326	100.0%	$91,865	100.0%

(1)	Includes Daxx

Revenue. Revenue decreased by $7.0 million, or 6.0%, to $111.3 million in 2020 from $118.3 million in 2019. The key reason for the year-over-year decline was the decline in revenues from Retail customers impacted by the COVID-19 pandemic. This decline in Retail business was offset by increase in revenue from other industry verticals such as TMT, CPG/Manufacturing, and Other. For the year ended December 31, 2020, retail revenues were $34.0 million, down from $67.4 million in the same period a year ago. The 50% year-over-year decline in retail revenues was partially offset by revenues of the other segments that, on a combined basis, grew from $51.0 million in the year ended December 31, 2019 to $77.3 million in the year ended December 31, 2020. Additionally, Grid Dynamics’ top ten customers contributed $87.2 million and $102.6 million to revenue for the years ended December 31, 2020 and 2019, respectively, in the aggregate accounting for $15.4 million of the decrease. The remainder of the other industry verticals increase   reflected growth in revenue from new customers (i.e., customers for which Grid Dynamics performed services for the first time during the period) and other existing customers.

Cost of Revenue and Gross Profit. Cost of revenue decreased by $0.4 million, or 0.6%, to $69.7 million in 2020 from $70.1 million in 2019 reflecting a decrease in revenue offset by higher retention bonuses resulting from the Business Combination and stock-based compensation expenses.

Gross profit decreased by $6.6 million, or 13.7%, to $41.6 million in 2020 from $48.2 million in 2019. Gross margin (gross profit as a percentage of revenue) decreased by 3.4 percentage points to 37.4% in the year ended December 31, 2020 from 40.8% in the year ended December 31, 2019. The gross margin decline was attributable to a combination of increased costs associated with stock-based compensation and retention bonuses resulting from the Business Combination and lower levels of revenue in the year ended December 31, 2020 due to the impacts of the ongoing COVID-19 pandemic.

Engineering, Research and Development. Engineering, research and development expenses increased by $5.0 million to $9.3 million in the year ended December 31, 2020, a 114.2% increase from $4.3 million in the year ended December 31, 2019. The increase was primarily due to a combination of enhanced efforts around engineering and development projects, Grid Dynamics’ efforts to develop its solutions and expertise, reallocation of delivery personnel to strategic R&D initiatives, costs associated with stock-based compensation, and retention bonuses resulting from the Business Combination.

Sales and Marketing. Sales and marketing expenses increased by $3.1 million, or 44.7%, to $10.1 million in the year ended December 31, 2020 from $6.9 million in the year ended December 31, 2019. Sales and marketing expenses accounted for 9.0% of Grid Dynamics’ revenue in the year ended December 31, 2020 compared to 5.9% in the year ended December 31, 2019, an increase of 3.1 percentage points. The increase was due mainly to the increased costs associated with stock-based compensation and retention bonuses resulting from the Business Combination and partially offset by decrease in marketing and sales events due to the COVID-19 pandemic.

General and Administrative. General and administrative expenses increased by $16.4 million, or 76.9%, to $37.7 million in the year ended December 31, 2020 from $21.3 million in the year ended December 31, 2019. Increased stock-based compensation accounted for approximately $11.1 million of the increase. The remaining portion of the increase was due mainly to the retention bonuses resulting from the Business Combination. As a result, general and administrative expenses accounted for 33.9% of Grid Dynamics’ revenue in the year ended December 31, 2020, an increase of 15.9 percentage points from 18.0% in the year ended December 31, 2019.

Other income/(expenses), net. Other net income/(expenses) increased to $0.2 million for the year ended December 31, 2020 from $(0.2) million for the year ended December 31, 2019, mainly due to interest and other income offset by miscellaneous expenses.

Provision/(benefit) for Income Tax. Provision/(benefit) for income tax was $(2.6) million in the year ended December 31, 2020 compared to $4.6 million in the year ended December 31, 2019. The effective tax rate decreased by 13% between periods. See “—Key Components of Revenue and Expenses—Costs and Expenses—Provision for Income Taxes.”

Net Income/(loss). Net income/(loss) decreased to $(12.6) million in the year ended December 31, 2020 from $10.8 million in the year ended December 31, 2019 for the reasons discussed above.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

The following table sets forth a summary of Grid Dynamics’ consolidated results of operations for the years indicated, and the changes between periods:

	Year ended December 31,		Change
	2019	2018	Dollars	Percentage
	(dollars in thousands, except percentages)
Revenue	$118,326	$91,865	$26,461	28.8%
Cost of revenue	70,090	52,559	17,531	33.4%
Gross profit	48,236	39,306	8,930	22.7%
Engineering, research, and development	4,346	2,643	1,703	64.4%
Sales and marketing	6,947	5,200	1,747	33.6%
General and administrative	21,318	17,634	3,684	20.9%
Total operating expense	32,611	25,477	7,134	28.0%
Income from operations	15,625	13,829	1,796	13.0%
Other income/(expenses), net	(176)	(746)	570	(76.4%
Income before income taxes	15,449	13,083	2,366	18.1%
Provision/(benefit) for income taxes	4,642	3,855	787	20.4%
Net Income	$10,807	$9,228	$1,579	17.1%

Revenue. Revenue increased by $26.4 million, or 28.8%, to $118.3 million in 2019 from $91.9 million in 2018. Grid Dynamics’ top ten customers contributed $102.6 million and $86.6 million to revenue for the year ended December 31, 2019 and 2018, respectively, in the aggregate accounting for $16.0 million of the increase despite a decline in revenue from one of Grid Dynamics’ top five customers due to cost-cutting initiatives. The remainder of the increase reflected growth in revenue from new customers (i.e., customers for which Grid Dynamics performed services for the first time during the period), which accounted for an additional $6.9 million of the increase, and other existing customers. The entire revenue increase was driven primarily by increased business volume, as well as a slight increase to average rates.

Cost of Revenue and Gross Profit. Cost of revenue increased by $17.5 million, or 33.4%, to $70.1 million in 2019 from $52.6 million in 2018 reflecting Grid Dynamics’ increased business volume.

Gross profit increased by $8.9 million, or 22.7%, to $48.2 million in 2019 from $39.3 million in 2018. Gross margin (gross profit as a percentage of revenue) decreased by 2.0 percentage points to 40.8% in the year ended December 31, 2019 from 42.8% in the year ended December 31, 2018. The gross margin decline was attributable mainly to a change in employee mix, reflecting Grid Dynamics’ expansion in Poland and an increase in the ratio of U.S.-based to non-U.S.-based personnel engaged in performing Grid Dynamics’ customer contracts. These trends reflect Grid Dynamics’ commitment to staffing its increasingly complex projects with appropriately experienced personnel. Grid Dynamics’ U.S. and Poland based employees are billed at higher hourly rates and generate more gross profit dollars per hour than professionals in other Grid Dynamics locations. However, the costs of these U.S. and Poland based employees are also higher and, therefore, they generate modestly lower gross margins.

Engineering, Research and Development. Engineering, research and development expense increased by $1.7 million to $4.3 million in the year ended December 31, 2019, a 64.4% increase from $2.6 million in the year ended December 31, 2018, reflecting Grid Dynamics’ efforts to develop its solutions and expertise.

Sales and Marketing. Sales and marketing expense increased by $1.7 million, or 33.6%, to $6.9 million in the year ended December 31, 2019 from $5.2 million in the year ended December 31, 2018. Sales and marketing expense accounted for 5.9% of Grid Dynamics’ revenue in the year ended December 31, 2019 compared to 5.7% in the year ended December 31, 2018, an increase of 0.2 percentage points. The increase was due mainly to the development of Grid Dynamics’ sales force personnel and ramp up in marketing events, starting in mid-2018.

General and Administrative. General and administrative expense increased by $3.7 million, or 20.9%, to $21.3 million in the year ended December 31, 2019 from $17.6 million in the year ended December 31, 2018. Labor, bonus, and vacation costs accounted for approximately $1.2 million of the increase, consistent with the increase in headcount. In addition, we renewed certain operating leases for corporate office rent accounting for an additional $1.0 million. Stock-based compensation accounted for an additional $0.7 million. The remainder of the increase was attributable to Grid Dynamics’ relocation of personnel, increased spend on workforce global mobility initiatives, increased acquisition-related exploratory costs, an increase in other travel-related costs and human-resources expenses. As a result, general and administrative expense accounted for 18.0% of Grid Dynamics’ revenue in the year ended December 31, 2019, a decrease of 1.2 percentage points from 19.2% in the year ended December 31, 2018.

Other income/(expenses), net. Other net expenses decreased to $0.2 million for the year ended December 31, 2019 from $0.7 million for the year ended December 31, 2018, reflecting increased interest income and a reduction in miscellaneous expenses.

Provision/(benefit) for Income Tax. Provision/(benefit) for income tax was $4.6 million in the year ended December 31, 2019 compared to $3.9 million in the year ended December 31, 2018. The effective tax rate increased by 0.5 percentage points between periods. See “— Key Components of Revenue and Expenses — Costs and Expenses — Provision for income tax.”

Net Income/(loss). Net income/(loss) increased to $10.8 million in the year ended December 31, 2019 from $9.2 million in the year ended December 31, 2018 for the reasons discussed above.

Liquidity and Capital Resources

Grid Dynamics measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital needs, capital expenditures, contractual obligations and other commitments with cash flows from operations and other sources of funding. Grid Dynamics’ current liquidity needs relate mainly to compensation and benefits of Grid Dynamics’ employees and contractors and capital expenditures for computer hardware and office furniture. Grid Dynamics’ ability to expand and grow its business will depend on many factors including its capital expenditure needs and the evolution of its operating cash flows. Grid Dynamics may need more cash resources due to changed business conditions or other developments, including investments or acquisitions. Grid Dynamics believes that its current cash position on its balance sheet of $112.7 million is sufficient to fund its currently expected levels of operating, investing and financing expenditures for a period of twelve months from the date of this filing. However, if Grid Dynamics’ resources are insufficient to satisfy its cash requirements, it may need to seek additional equity or debt financing, which may be subject to conditions outside of Grid Dynamics’ control and may not be available on terms acceptable to Grid Dynamics’ management or at all.

As of December 31, 2020, Grid Dynamics had cash and cash equivalents amounting to $112.7 million (compared to $42.2 million at December 31, 2019). Of this amount, $3.1 million was held outside the United States, namely in Russia, Ukraine, Poland, Serbia and the Netherlands (compared to $2.2 million as of December 31, 2019). As many of Grid Dynamics’ assets, operations and employees are located in these countries, Grid Dynamics expects that all such cash and cash equivalents will be used to fund future operating needs and Grid Dynamics’ management has no intention of repatriating the funds. If Grid Dynamics decided to remit funds from these countries to the United States in the future, whether in the form of inter-company dividends or otherwise, they may be subject to foreign withholding taxes. In addition, Grid Dynamics’ cash in banks in Russia, Ukraine, Poland and Serbia may be subject to other risks, as the banking sector in certain of these countries is subject to periodic instability, may be subject to sanctions and may be subject to capital adequacy and other banking standards that are substantially less rigorous than those of the United States.

Grid Dynamics does not have any debt outstanding as of December 31, 2020 and did not have any debt outstanding at any balance sheet date presented.

Our performance stock units, or PSUs, vest upon the satisfaction of a performance-based vesting condition. The compensation committee of our board of directors determined that the performance conditions of the PSUs were met as of February 12, 2021. Approximately 0.7 million shares were issued upon vesting of the PSUs and 0.75 million shares were net withheld to cover $10.7 million tax withholding and remittance obligations. The first vesting event for our restricted stock units, or RSUs, will also occur on March 13, 2021, at which time approximately 0.6 million shares underlying RSUs held by our officers and employees will vest and settle into shares of our common stock. We currently expect that the average withholding tax rate for individuals holding our RSUs will be approximately 52%. We have determined that our policy will be to require individuals to withhold to cover, so approximately 52% of the vested shares would be withheld on the settlement date, with the equivalent value being paid by us from our working capital. If the price of our common stock at the time of settlement of the RSUs in the first quarter of 2021 were equal to the share price that triggered the vesting of the PSUs, or $14.33 per share, we estimate that this tax withholding obligation in the first quarter of 2021 would be approximately be $15.0 million in the aggregate.

Cash Flows

The following table summarizes Grid Dynamics’ cash flows for the annual periods indicated:

	Year ended December 31,
	2020	2019	2018
	(in thousands)
Net cash provided by operating activities	$5,932	$12,534	$10,584
Net cash used in investing activities	(18,339)	(2,811)	(3,079)
Net cash provided by financing activities	82,967	14,604	-
Net increase in cash and cash equivalents	70,556	24,327	7,505
Cash, cash equivalents (beginning)	42,189	17,862	10,357
Cash, cash equivalents (end)	$112,745	$42,189	$17,862

Operating Activities. Net cash provided by operating activities during the year ended December 31, 2020 decreased by $6.6 million, or 52.7%, to $5.9 million from $12.5 million in the same period in 2019, driven by lower cash operating profit (before non-cash depreciation and amortization and stock-based compensation charges). The key reasons for the decline in net cash provided by operating activities were retention bonuses paid out to employees due to the successful Business Combination on March 5, 2020, lower level of revenues due to the impact of the COVID-19 pandemic in the period of March through September 30, 2020, and higher costs associated with our delivery centers.

Net cash provided by operating activities during the year ended December 31, 2019 increased by $1.9 million, or 18.4%, to $12.5 million from $10.6 million in the same period in 2018, driven by higher operating profit ($2.3 million increase year-on-year) as well as higher non-cash operating costs, particularly depreciation and amortization and stock-based compensation charges, offset by increases in prepaid expenses and deferred transaction costs.

Investing Activities. Net cash used in investing activities during the year ended December 31, 2020 was $18.3 million compared to $2.8 million in cash used in the same period in 2019, due primarily to cash paid for the Daxx acquisition in the year ended December 31, 2020 as well as capital expenditures for computer hardware and related equipment in both periods.

Net cash used in investing activities during the year ended December 31, 2019 was $2.8 million compared to $3.1 million in cash used in the same period in 2018, and in both periods reflected mainly capital expenditures for computer hardware and related equipment.

Financing Activities. Net cash provided by financing activities was $83.0 million in the year ended December 31, 2020, reflecting primarily the proceeds from the Business Combination. Net cash provided by financing activities was $14.6 million in the year ended December 31, 2019 reflecting primarily $14.9 million in proceeds from the sale of common and preferred stock and $1.7 million in proceeds from stock option grant exercises in 2019, partially offset by dividends paid of $2.0 million.

Net cash provided by financing activities was $14.6 million in the year ended December 31, 2019, reflecting primarily $14.9 million in proceeds from the sale of common and preferred stock and $1.7 million in proceeds from stock option grant exercises in 2019, offset by dividends paid of $2.0 million. Grid Dynamics had substantially no cash flows from or used in financing activities in the year ended December 31, 2018.

Contractual Obligations

The following table and the information that follows summarizes Grid Dynamics’ contractual obligations as of December 31, 2020.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations(1)	$3,957	$2,878	$1,077	$2	$
Software service agreement obligation(2)	$1,279	$505	$693	$81	$

(1)	Includes leases of facilities and vehicles. Grid Dynamics’ headquarters in San Ramon, California is under lease, expiring in December 2022. Grid Dynamics also has 20 lease agreements for facilities in Texas, the US, Russia, Poland, Serbia, the Netherlands, and Ukraine, under leases expiring between January 2021 and August 2023.

(2)	Grid Dynamics entered into one non-cancelable software services agreement with a term of five years. Payments are due quarterly in advance beginning March 1, 2020.

Grid Dynamics’ outstanding operating leases and software service agreement obligations have not changed materially since December 31, 2020. In addition, Grid Dynamics purchases software licenses in the ordinary course of business.

Non-perpetual licenses are typically renewed annually. Grid Dynamics does not have any material obligations under contractual arrangements other than as disclosed in this prospectus.

Off-Balance Sheet Arrangements and Commitments

Except for its credit support for the letter of credit and balances on corporate credit cards, Grid Dynamics does not have any off-balance sheet arrangements of the kind required to be disclosed under SEC rules and does not have any off-balance sheet or contingent commitments, except as described above with respect to operating leases.

As a result of analysis related to Grid Dynamics’ functional control of subcontractor GD Ukraine, LLC, the subcontractor was determined to be a variable interest entity (“VIE”) and is therefore consolidated in Grid Dynamics’ financial statements. The assets and liabilities of this VIE consist primarily of intercompany balances and transactions, all of which have been eliminated in consolidation.

Critical Accounting Policies

Grid Dynamics management’s discussion and analysis of our financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Preparation of the financial statements requires Grid Dynamics to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Grid Dynamics considers an accounting judgment, estimate or assumption to be critical when (1) an estimate or assumption is complex in nature or requires a high degree of judgment, and (2) the use of different judgments, estimates and assumptions could have a material impact on Grid Dynamics’ consolidated financial statements. Grid Dynamics’ critical accounting policies are described in Note 2 to its consolidated financial statements.

Revenue

Grid Dynamics derives substantially all of its revenue through time and materials contracts. Fixed-fee customer contracts, although not significant historically, will comprise a more significant portion of revenue in future periods. For all contracts, Grid Dynamics uses master agreements that govern the overall relevant terms and conditions of the business arrangement and executes statements of work pursuant to such agreements to execute specific projects. Grid Dynamics recognizes revenue for services over time as hours are incurred by Grid Dynamics’ engineering personnel. For all contracts, the customer derives value from the Company providing daily consulting services, and the value derived corresponds to the labor hours expended. Therefore, the Company measures the progress and recognizes revenue using an effort-based input method.

Grid Dynamics also offers volume discounts or early settlement discounts. Volume discounts apply once the customer reaches certain contractual spend thresholds. Early settlement discounts are issued contingent upon the timing of the payment from the customer. If the consideration promised in a contract includes a variable amount, Grid Dynamics only includes estimated amounts of consideration in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Income Taxes

The determination of the provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. The provision for income taxes reflects a combination of income earned and taxed in the various U.S. federal and state and non-U.S. jurisdictions. Changes in tax law, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowances, and the change in the mix of earnings across taxing jurisdictions all affect the overall effective tax rate.

In assessing the realizability of deferred tax assets, Grid Dynamics considers whether it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Management considers all available evidence, both positive and negative, in determining whether a valuation allowance is required, including prior earnings history, the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback and carryforward periods of tax attributes and tax planning strategies that could potentially enhance the likelihood of realization of a deferred tax asset in making this assessment. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified.

Grid Dynamics evaluates for uncertain tax positions at each balance sheet date. When it is more likely than not that a position will be sustained upon examination by a tax authority that has full knowledge of all relevant information, Grid Dynamics measures the amount of tax benefit from the position and records the largest amount of tax benefit that is greater than 50% likely of being realized after settlement with a tax authority. Grid Dynamics’ policy for interest and/or penalties related to underpayments of income taxes is to include interest and penalties in provision for income tax.

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting, in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, recording any assets acquired and liabilities assumed based on their respective fair values. Any excess of the fair value of purchase consideration over the fair value of the assets acquired less liabilities assumed is recorded as goodwill. The Company uses management estimates and industry data to assist in establishing the acquisition date fair values of assets acquired, liabilities assumed, and contingent consideration granted, if any. These estimates and valuations require the Company to make significant assumptions, including projections of future events and operating performance.

Stock-based Compensation

Grid Dynamics has in the past issued, currently issues and intends to continue issuing incentive stock options and non-qualifying stock options, performance stock units and restricted stock units. While Grid Dynamics does not currently have any other form of stock-based awards outstanding, it may also issue stock appreciation rights. Stock-based compensation expense is measured based on the grant-date fair value of the share-based awards. Forfeitures are recognized as incurred. Grid Dynamics estimates grant date fair value of its stock using a number of objective and subjective factors, as described in more detail below, and the Black-Scholes option pricing model to estimate the grant date fair value of option grants. The model requires management to make a number of key assumptions, including expected volatility, expected term, risk free interest rate and expected dividends. As Grid Dynamics’ shares do not   have sufficient trading history, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. The expected term is estimated using the simplified method, which takes into account vesting and contractual term. Grid Dynamics’ options grants generally vest over a 4-year period and from time to time Grid Dynamics makes grants with a portion vesting at the time of grant. Management elected to use the simplified method instead of historical experience due to a lack of relevant historical data resulting from changes in option vesting schedules and changes in the pool of employees receiving option grants. Grid Dynamics evaluates the assumptions used to value its stock-based awards on each grant date. Grants are approved by Grid Dynamics’ Board of Directors.

Grid Dynamics amortizes the grant date fair value of all stock-based compensation awards over the employee’s requisite service period for the entire award on a straight-line basis, which is generally the vesting period. For an award with graded vesting that is subject only to a service condition (e.g., time-based vesting), Grid Dynamics uses the straight-line attribution method under ASC 718, under which it recognizes compensation cost on a straight-line basis over the total requisite service period for the entire award. Additionally, Grid Dynamics applies the “floor” concept, so that the amount of compensation cost that is recognized as of any date is at least equal to the grant-date fair value of the vested portion of the award on that date. In other words, if the straight-line expense recognized to date is less than the grant date fair value of the award that is legally vested at that date (for example, as a result of a portion of a grant vesting at the grant date), Grid Dynamics will increase its recognized expense to at least equal the fair value of the vested amount. The fair market value of Grid Dynamics stock is determined based on the closing price on NASDAQ on the measurement date. For more detailed information about Grid Dynamics’ historical and outstanding grants and its valuation of its stock-based compensation and awards, see Note 10 to the audited consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies and any such election to not to take advantage of the extended transition period is irrevocable. Prior to the Business Combination, ChaSerg was an “emerging growth company” as defined in Section 2(a) of the Securities Act and has elected to take advantage of the benefits of this extended transition period. Following the consummation of the Business Combination, Grid Dynamics remains an emerging growth company and continues to take advantage of the benefits of the extended transition period.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 2 to Grid Dynamics’ consolidated financial statements.

In particular, Grid Dynamics implemented Accounting Standards Codification (ASC) Topic 606 (Revenue from Contracts with Customers) in January 2019. Grid Dynamics adopted the standard using the modified retrospective method, where it recognized the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings while prior period amounts are not adjusted and continue to be reported in accordance with Grid Dynamics’ legacy accounting under ASC Topic 605. The implementation of the new standard did not materially affect our consolidated financial statements as discussed further in Note 2 to Grid Dynamics’ consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Grid Dynamics has in the past and may in the future be exposed to certain market and credit risks in the ordinary course of business, including exposure related to fluctuations in foreign currency rates, and on occasion and to a lesser extent, changes in interest rates and concentration of credit risk. In addition, Grid Dynamics’ international operations are subject to risks related to differing economic conditions, changes in political climate, differing tax structures, and other regulations and restrictions. See the section titled “Risk Factors” for additional information.

Foreign Currency Exchange Rate Risk

Grid Dynamics is exposed to foreign currency exchange transaction risk related to funding its non-US operations and to foreign currency translation risk related to certain of its subsidiaries’ cash balances that are denominated in currencies other than the U.S. dollar, which is Grid Dynamics’ functional currency. In addition, Grid Dynamics’ profit margins are subject to volatility as a result of changes in foreign exchange rates. When and where possible, Grid Dynamics seeks to match expenses to the U.S. dollar, and believes, due to Ukrainian payroll being pegged to the U.S. dollar, that a significant portion of its foreign currency exchange rate exposure to the Ukrainian hryvnia is naturally hedged. In future periods, Grid Dynamics may also become materially exposed to changes in the value of the Serbian dinar against the U.S. dollar, as it continues to expand its operations in Serbia.

For the year ended December 31, 2020, approximately 14%, 12%, and 10% of Grid Dynamics’ $126.7 million of combined cost of revenue and total operating expenses were denominated in the Russian rouble, Ukrainian hryvnia and Polish zloty, respectively. Comparatively, for the year ended December 31, 2019, approximately 22%, 13%, and 12% of Grid Dynamics’ $102.7 million of combined cost of revenue and total operating expenses were denominated in the Russian rouble, Ukrainian hryvnia and Polish zloty, respectively.

In the year ended December 31, 2020:

●	a 10% decrease in the value of the Russian rouble against the U.S. dollar would have resulted in a $1.6 million increase in Grid Dynamics’ income from operations, while a 10% increase in the rouble’s value would have resulted in a $0.7 million decrease in income from operations.

●	a 10% decrease in the value of the Polish zloty against the U.S. dollar would have resulted in a $1.1 million increase in Grid Dynamics’ income from operations, while a 10% increase in the zloty’s value would have resulted in a $1.4 million decrease in income from operations.

In the year ended December 31, 2019:

●	a 10% decrease in the value of the Russian rouble against the U.S. dollar would have resulted in a $2.1million increase in Grid Dynamics’ income from operations, while a 10% increase in the rouble’s value would have resulted in a $2.5million decrease in income from operations.

●	a 10% decrease in the value of the Polish zloty against the U.S. dollar would have resulted in a $1.1 million increase in Grid Dynamics’ income from operations, while a 10% increase in the zloty’s value would have resulted in a $1.3 million decrease in income from operations.

Grid Dynamics analyzes sensitivity to the rouble and zloty separately because, in management’s experience, fluctuations in the value of these currencies against the U.S. dollar are frequently driven by distinct macroeconomic and geopolitical factors.

Grid Dynamics does not currently hedge its foreign currency exposure, although it seeks minimize it by limiting cash transfers to amounts necessary to fund subsidiary operating expenses for a short period, typically one week. Grid Dynamics’ management may evaluate new hedging strategies in future periods.

BUSINESS

Business Overview

Grid Dynamics is an emerging leader in enterprise-level digital transformations in Fortune 1000 companies. For enterprises that create innovative digital products and experiences, Grid Dynamics offers close collaboration to provide digital transformation initiatives that span strategy consulting, development of early prototypes and enterprise-scale delivery of new digital platforms. Since its inception in 2006 in Menlo Park, California, as a grid and cloud consultancy firm, Grid Dynamics has been on the forefront of digital transformation, working on big ideas like cloud computing, NOSQL, DevOps, microservices, big data and artificial intelligence AI, and quickly established itself as a provider of choice for technology and digital enterprise companies.

As a leading global digital engineering and information technology IT services provider with its headquarters in Silicon Valley and engineering centers in the United States and multiple Central and Eastern European countries, Grid Dynamics’ core business is to deliver focused and complex technical consulting, software design, development, testing and internet service operations. Grid Dynamics also helps organizations become more agile and create innovative digital products and experiences through its deep expertise in emerging technology, such as AI, data science, cloud computing, big data and DevOps, lean software development practices and a high-performance product culture.

Grid Dynamics believes that the key to its success is a business culture that puts products over projects, client success over contract terms and real business results over pure technical innovation. By leveraging Grid Dynamics’ proprietary processes optimized for innovation, emphasis on talent development and technical expertise, Grid Dynamics has been able to achieve significant growth, increasing our revenue from $91.9 million for the year ended December 31, 2018 to $111.3 million for the year ended December 31, 2020, a 21% increase, although revenue for 2020 decreased 6% from $118.3 million for the year ended December 31, 2019 mostly due to disruptions caused to our Retail Vertical which was negatively impacted by the COVID-19 pandemic.

On December 14, 2020, we acquired Netherland-based Daxx in an all-cash transaction. Headquartered in Amsterdam, and with 492 employees, Daxx has engineering centers situated in major tech hubs across Ukraine. Daxx has over 20 years of experience in delivering software services to clients across a wide range of industry verticals that include high-tech, digital media, healthcare, and education. Some of the key capabilities include consulting services spanning agile process reengineering, lean development, and DevOps. Daxx serves customers in the Netherlands, Germany, U.K., and U.S., and has strong relationships with high-growth start-ups and established software companies. We believe the acquisition of Daxx will enable our company to have a stronger foothold in Europe and will enable us to continue diversifying our business.

Industry Background and Market Opportunity

Digital transformation is a rapidly expanding market which is still in its early stages. Enterprises strive to compete in the digital world, facing the need to transform to survive attacks from the nimbler and more technologically advanced newcomers. Traditional approaches to managing information technology as a mix of vendor solutions and outsourced services often break down in the face of the imperative to innovate through technology.

Increasingly, business executives are looking at use of technology as a competitive advantage rather than a way to cut costs. The rise of AI signifies a shift from automation of business process to automation of decision making itself. In an effort to differentiate, corporations are directing investments towards building digital new products and experiences, instead of buying off-the-shelf software products. This drives demand for highly technical software development, creating an opportunity for pure-play software development service providers such as Grid Dynamics.

As the demand for technical software development talent continues to grow, the shortage of this talent in the United States and Europe, as well as the inability of non-technology-based companies to attract and retain such talent, encourages organizations to look to third parties, such as Grid Dynamics, to satisfy the demand.

Further, the growing acceptance of the offshore delivery model, beyond the traditional India-based IT services provider, has created significant opportunities for software development service providers delivering from CEE. CEE-based service providers now compete against the largest global IT service providers and are capable of providing complex technology services. Grid Dynamics believes that CEE is increasingly known for the quality of its software development talent, enabled in part by decades of focus on fundamental STEM disciplines in higher education. CEE-based teams and individuals are frequent winners of programming contests such as the ones held by the Association for Computing Machinery, or ACM, TopCoder and Kaggle.

Grid Dynamics believes that this disparity between the supply and demand for technical talent can be a significant opportunity for Grid Dynamics.

Strategies and Strengths

Grid Dynamics’ objective is to become a global leader in enabling digital transformation at Fortune 1000 companies. Grid Dynamics’ strategy to achieve such objective is based on leveraging the following core strengths.

Proprietary Processes Optimized for Innovation

Grid Dynamics recognizes the changing dynamics of IT outsourcing. Increasingly, corporations expect their service providers to participate and help shape innovation programs, which are not addressed well by the traditional service models used by outsourcing providers. Grid Dynamics melds technical consulting, engineering and analytics competencies into unified, cross-functional digital teams which are designed to respond and adapt to the change in the client’s business. The effectiveness of such teams is further increased by a close collaboration with the client’s technology leadership teams and active inquiry into client’s business priorities on all levels.

Culture-First Approach to Talent Development

The ever-increasing role of digital transformation leads to the emergence of a new kind of business leader that combines a vision of business transformation with deep understanding of information technology. Earning the trust of these leaders is one of the pillars of Grid Dynamics’ success. Grid Dynamics selects, trains and promotes its technical leadership based on the following cultural principles.

●	Global integration. Demands of modern businesses transcend cultural, political and language boundaries. Grid Dynamics builds teams which are transparently distributed across countries, time zones and reporting lines. Decisions on hiring, staffing and promotion are all managed centrally from Grid Dynamics’ U.S. offices, allowing Grid Dynamics to optimize for quality rather than convenience.

●	Partnership with client. Grid Dynamics demands accountability and ownership of the client’s success, whether or not such success is a contractual matter. Understanding Grid Dynamics clients’ goals and ability to manage such goals across reporting lines is a must for any leadership role within Grid Dynamics. Therefore, Grid Dynamics places a significant proportion of its IT personnel at client sites and offers team members temporary assignments to client locations through fellowships.

●	Technological innovation. Understanding digital transformation and successfully delivering IT programs is impossible without a strong understanding of emerging technology. Deep knowledge of how new technology, such as cloud, big data and AI, transforms the way corporations develop their businesses is a pre-requisite for leadership roles in Grid Dynamics.

●	Education. Grid Dynamics believes that technology changes rapidly, and it is critical for Grid Dynamics ‘employees to adapt even more rapidly. Grid Dynamics offers many formal and informal training programs, such as Grid University, an online education platform with thousands of hours of training videos, to ensure that professionals can expand and enhance their capabilities.

Technical Expertise and Scalable Engineering

Grid Dynamics believes in strong infrastructure underpinning mission-critical services. From its inception, Grid Dynamics has been focusing on developing and using its expertise in the latest technologies, such as AI and conversational systems, cloud engineering solutions, data platform, data science and analytical data platforms, DevOps, MLOps, microservices, mobile, QA automation, search and user interfaces. By making such emerging technologies accessible to clients through the use of proprietary skill development programs, industry experience and solution accelerators, Grid Dynamics seeks to strengthen its position as a technical leader with its established clients and attract new clients.

Services and Solutions

In the rapidly evolving market of engineering and IT services, customers are increasingly looking for service providers that can be a co-innovation partner rather than a cost saving measure. Grid Dynamics addresses this need by focusing on high value, high impact services. The key service and solutions offerings are the following:

Technical Consulting

Grid Dynamics provides technical consulting services to help executives in charge of digital transformation define an ambitious, yet achievable roadmap, quantify business value attained through new technology, select the right technology stack, develop reference architecture and guide the transformational journey every step of the way.

Lean Prototypes

Grid Dynamics helps enterprises prototype and test new ideas. This includes both proof-of-concept implementations, which can be rapidly put in front of the end users to verify business assumptions, as well as sophisticated, long-running labs that cross organizational walls to establish feasibility and de-risk large transformational programs. Self-sufficient teams move quickly, use the latest technologies and aim to solve the business use case to demonstrate measurable value to the business stakeholders.

Digital Intelligence

Grid Dynamics helps corporations transform from automation of business processes to automation of decision making. To this end, Grid Dynamics deploys data science approaches to analyze client challenges and arrive at a strategy which produces measurable outcomes. This continuous “analyze-assess-decide-measure” cycle becomes the foundation of AI programs, leveraging the latest technologies to constantly react to real-time changes in consumer behavior.

Scalable Engineering

Grid Dynamics believes in strong infrastructure underpinning mission-critical services. From inception, Grid Dynamics engineers pushed the boundaries of IT performance, developing a strong expertise in distributed systems. Grid Dynamics’ experience in cloud, NoSQL, big data, grid computing and performance engineering helps its clients go beyond the capabilities provided by off-the-shelf products.

Development Culture

Grid Dynamics helps clients to contain and rearchitect legacy platforms as a part of the digital transformation journey. A significant factor in the success of legacy transformation is the robustness of the process of breaking down and reassembling monolithic systems into smaller, more manageable pieces. Grid Dynamics has a deep expertise in building agile teams, which are adept at realizing incremental value through a cycle of continuous delivery enabled by automated quality and security assurance. Grid Dynamics offers its clients services that help enable continuous integration, continuous delivery and DevOps at enterprise scale.

Experience Design

Grid Dynamics helps clients achieve higher rates of conversion and end user satisfaction by improving the service experience across engagement channels. This includes transformation of the web user interfaces to a responsive/adaptive model, design and development of next-gen mobile applications as well as leveraging new channels of engagement such as conversational interfaces.

Verticals

Grid Dynamics has strong vertical-specific domain knowledge backed by extensive experience. By merging technology with business processes, Grid Dynamics delivers tailored solutions in several key industry verticals: Retail, Technology, Consumer Packaged goods (CPG)/manufacturing, and Finance.

Technology

Grid Dynamics has a strong presence in the digital technology sector, particularly among analytics, SaaS and platform vendors which are driven by a constant need for innovation. Grid Dynamics’ long-lasting expertise in complex open-source technology and in building massively scalable distributed systems, the company-wide culture of agile co-creation as well as a deep understanding of digital commerce have enabled Grid Dynamics to build strong business relationships with the leading players in this sector. For example, Grid Dynamics has been providing software engineering, continuous delivery and deployment automation, machine learning, internal tool development and quality engineering services to one of the largest cloud services providers, becoming one of their key technological services partners.

Retail

By utilizing Grid Dynamics’ deep expertise in the digital retail space and providing a mix of consulting and engineering services, Grid Dynamics enables its clients to win market share, shorten time to market and reduce costs of digital operations. For example, Grid Dynamics has worked closely with a large U.S. retail company over a span of many years to develop a strategic omnichannel transformation program and became a key contributor to the development of a new omnichannel platform including consumer experience, product discovery, analytics and inventory optimization.

CPG/Manufacturing

Grid Dynamics helps its manufacturing customers to harness digital transformation by applying novel approaches to engage the consumers directly and optimize the back-end supply chain. For example, Grid Dynamics accelerated digital transformation in a global CPG company by building direct-to-consumer capabilities, modernizing an omnichannel pricing engine, and optimizing operational efficiency with modern data analytics and AI.

Finance

In the early days of Grid Dynamics, the financial sector recognized it for the ability to tackle high-end technology programs, such as moving from the batch to real-time fraud detection. Today, Grid Dynamics has evolved from a niche provider to a proven partner able to enable agility and time to market in the most challenging regulatory environments. For example, a major commercial bank chose Grid Dynamics to solve the challenge of evolving its security frameworks to realize benefits from cloud and DevOps.

The following table presents our revenues by vertical and revenues as a percentage of total revenues by vertical for the periods indicated:

	Year ended December 31,
(dollars in thousands, except per share data)	2020		2019		2018
		% of revenue		% of revenue		% of revenue
Tech, Media and Telecom	$45,362	40.8%	$32,337	27.3%	$23,485	25.6%
Retail	33,975	30.5%	67,367	56.9%	58,544	63.7%
Finance	13,589	12.2%	12,479	10.6%	8,089	8.8%
CPG/Manufacturing	14,202	12.8%	4,850	4.1%	1,330	1.4%
Other (1)	4,155	3.7%	1,293	1.1%	417	0.5%
Total	$111,283	100.0%	$118,326	100.0%	$91,865	100.0%

(1)	Includes Daxx

Delivery Model and Operating Structure

Our service delivery model involves using an efficient mix of on-site, off-site and offshore staffing. We believe that the combination of our delivery model optimized for co-innovation and the placement of our technology leaders at clients’ premises creates a key competitive advantage that enables us to better understand and meet a client’s diverse needs.

The majority of Grid Dynamics’ engineering personnel is located within Grid Dynamics’ engineering centers in the United States and CEE. As of December 31, 2020, Grid Dynamics had 1,894 full-time and part-time personnel and delivered services from 12 engineering centers in the following locations:

●	San Ramon, California, United States - Global Headquarters

●	Plano, Texas, United States

●	Amsterdam, Netherlands

●	Krakow, Poland

●	Wroclaw, Poland

●	St. Petersburg, Russia

●	Saratov, Russia

●	Belgrade, Serbia

●	Kyiv, Ukraine

●	Kharkiv, Ukraine

●	Lviv, Ukraine

●	Dnipro, Ukraine

Grid Dynamics also places a significant proportion of its IT professionals at client premises and promotes temporary assignments to client locations.

Quality and Process Management

Grid Dynamics enforces stringent security standards and has maintained a continuous ISO 27001:2013 certification since August 2014. All key company locations, departments and teams are within the scope of the deployed information security management system.

Grid Dynamics policies, standards and procedures are reviewed annually during both internal and external certification audits. Grid Dynamics has successfully passed seven ISO 27001:2013 audits, as well as over a dozen exhaustive audits from top financial services customers.

Sales and Marketing

Grid Dynamics’ sales and marketing strategy focuses on increasing revenues from new and existing clients through a “land and expand” strategy. Grid Dynamics’ technology leaders deployed at clients’ premises play an integral role in identifying, developing and expanding potential business opportunities. This strategy has been effective both in deepening relationships with existing clients and increasing the number of Grid Dynamics’ clients.

Grid Dynamics has an “85/10/5” strategy where 85% of projected revenue is expected from clients with whom we have worked for over two years, 10% from clients with whom we have worked for one to two years and 5% from clients with whom we have worked for less than a year.

Grid Dynamics focuses its business development efforts in the North   American market. We believe the acquisition of Daxx will enable our company to have a stronger foothold in Europe and to continue diversifying our business.

Grid Dynamics also maintains a dedicated sales force as well as a marketing team, which coordinates corporate-level branding efforts that range from sponsorship of programming competitions to participation in and hosting of industry conferences and events.

Customers

Grid Dynamics’ client base primarily consists of Fortune 1000 corporations based in North   America. With the acquisition of Daxx in December 2020, we have gained customers in the Netherlands, Germany, U.K., as well as the U.S.

Grid Dynamics has a high level of revenue concentration with certain clients. In the year ended December 31, 2020 Grid Dynamics top two customers each accounted for 10% or more of Grid Dynamics revenue. In the year ended December 31, 2019 Grid Dynamics top three customers each accounted for 10% or more of Grid Dynamics’ revenue.

Grid Dynamics typically enters into a master services agreement with its clients, which provides a framework for services that is then supplemented by statements of work, which specify the particulars of each individual engagement.

Competition

Grid Dynamics faces competition from both global IT services providers as well as those based in CEE. Grid Dynamics believes that the principal competitive factors in its business include technical expertise and industry knowledge, culture, reputation and track record for high-quality and on-time delivery of work, effective employee recruiting, training and retention, responsiveness to clients’ business needs and financial stability.

Grid Dynamics faces competition primarily from:

●	emerging mid-cap digital services companies, such as Globant and Endava;

●	large global consulting and outsourcing firms, such as Accenture plc, Atos Origin, Capgemini SE, DXC and IBM, and EPAM Systems.

●	India-based technology outsourcing IT services providers, such as Cognizant Technology Solutions Corporation, GlobalLogic, HCL Technologies, Infosys Technologies, Mindtree, Sapient, Symphony Technology Group, Tata Consultancy Services Limited, and Wipro; and

●	in-house IT departments of Grid Dynamics’ clients and potential clients; and
●	Daxx primary competitors are Andersen Lab, Ciklum, and SoftServe, Inc., with respect to our Daxx business

Given Grid Dynamics’ focus on complex digital transformation programs, technical employee base and the development and continuous improvement in new software technology, Grid Dynamics believes that it is well positioned to compete effectively in the future.

Human Capital and Employees

People are critical to the success of Grid Dynamics. Accordingly, attracting and retaining employees is a key factor in Grid Dynamics’ ability to grow revenues and meet its clients’ needs. As of December 31, 2020, Grid Dynamics had 1,894 personnel across six countries (the U.S., the Netherlands, Poland, Serbia, Russia and Ukraine).

Recruitment and Retention

Grid Dynamics hires both for technical skills and cultural fit. The reality of the changing technological landscape demands that our engineering personnel are able to continuously acquire new proficiencies and skills.

Grid Dynamics’ hiring program is driven by demand within current and projected clients. Projections of client demand are constantly reviewed to ensure that we maintain a proper recruiting and training pipeline. The geographical spread helps Grid Dynamics to shorten the time to identify and recruit top technical talent. Grid Dynamics targets the top 10% of technical talent from top technical universities. Nearly 100% of Grid Dynamics’ engineering personnel have advanced degrees in computer science.

To attract, retain and motivate IT professionals, Grid Dynamics seeks to provide an environment and culture that rewards entrepreneurial initiative and performance. In addition, Grid Dynamics offers a challenging work environment, ongoing skills development initiatives and attractive career advancement and promotion opportunities.

Grid Dynamics believes that it maintains a good working relationship with its employees and has not experienced any labor disputes. Grid Dynamics’ employees have not entered into any collective bargaining agreements.

Training and Development

Grid Dynamics dedicates significant resources to the training and development of its technical leaders. The company believes in the importance of supporting educational initiatives and sponsors employees’ participation in internal and external training and certifications.

Every year Grid Dynamics delivers hundreds of courses in emerging technologies to its engineers using the Grid University online education platform. Employees can also take advantage of educational and certification programs offered by the technology leaders both in open-source as well as in proprietary spaces.

Furthermore, through Grid Dynamics, deep relationships with top local universities, forged over years of collaboration, and specialized recruiting programs, Grid Dynamics can scale the hiring and staffing of new engineering teams to support complex technical programs.

Grid Dynamics also provides ongoing English language training at all of its delivery centers to maintain and enhance the English language skills of its IT professionals.

Management Training Programs

Grid Dynamics offers support, training and mentoring programs to managers through the Grid Dynamics Manager Training School. Various courses in project management and leadership skills help managers build strong teams through positive work environment, group inspiration and individual motivation.

Internships

Grid Dynamics has a long-standing tradition of running internship programs for students and junior engineers. The company opens its doors to young, promising engineers who are ready for a life-changing career of working on complex projects in big data, machine learning, AI and other emerging technologies.

Each intern works with a mentor who helps them adapt, shares knowledge and supports them in developing the necessary skills.

Intellectual Property

Protection of intellectual property rights is paramount to Grid Dynamics and its clients. Grid Dynamics relies on a combination of trade secret, patent, copyright and trademark laws as well as confidentiality procedures and contractual provisions to protect its intellectual property. Grid Dynamics requires its employees, independent contractors, vendors and clients to enter into written confidentiality agreements upon the commencement of their relationships with Grid Dynamics. These agreements generally provide that any confidential or proprietary information disclosed or otherwise made available by Grid Dynamics must be kept confidential.

Grid Dynamics customarily enters into non-disclosure agreements with its clients with respect to the use of their software systems and platforms. Grid Dynamics’ clients usually own the intellectual property in the software or systems Grid Dynamics develops for them. Furthermore, Grid Dynamics usually grants a perpetual, worldwide, royalty-free, nonexclusive, transferable and non-revocable license to its clients to use its preexisting intellectual property to the extent necessary in order to use the software or systems Grid Dynamics developed for them.

Grid Dynamics and its clients often use open-source software to improve quality and reduce time-to-market. Grid Dynamics works with the compliance departments of its clients to comply with the client’s open-source licensing policies.

Regulations

Due to the industry and geographic diversity of Grid Dynamics’ operations and services, Grid Dynamics’ operations are subject to a variety of laws and regulations in the United States, Russia, Ukraine and other CEE countries. See “Risk Factors—Risks Related to Government Regulations”.

Legal Proceedings

Although Grid Dynamics may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business, Grid Dynamics is not currently a party to any material legal proceeding. In addition, Grid Dynamics is not aware of any material legal or governmental proceedings against it or contemplated to be brought against it. Future litigation may be necessary, among other things, to defend Grid Dynamics or its customers by determining the scope, enforceability and validity of third-party proprietary rights or to establish Grid Dynamics’ proprietary rights. The results of any litigation cannot be predicted with certainty and, regardless of the outcome, litigation can have an adverse impact on Grid Dynamics because of defense and settlement costs, diversion of management resources and other factors.

Facilities

Grid Dynamics currently provides its services through a network of 12 facilities in six countries. Grid Dynamics’ principal executive offices are located at 5000 Executive Pkwy Suite 520, San Ramon, CA 94583. Grid Dynamics’ engineering centers are located in Plano, Texas, the U.S., as well as Krakow and Wroclaw, Poland; Belgrade, Serbia; Lviv, Kyiv, Kharkiv, and Dnipro, Ukraine; Amsterdam, the Netherlands; and St. Petersburg and Saratov, Russia (two engineering centers). Grid Dynamics leases all of its facilities both in the United States and CEE, which total approximately 140,000 square feet. Typical duration of a lease for CEE offices is one to three years, while in the United States the leases are longer, typically between three and six years. Grid Dynamics believes that its existing facilities are adequate to support its existing operations and that it has ample opportunities to expand office space in all current locations to sustain expected growth.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of February 15, 2021:

Name	Age	Position
Executive Officers
Leonard Livschitz	54	Chief Executive Officer, Director
Anil Doradla	51	Chief Financial Officer
Victoria Livschitz	50	Executive Vice President of Customer Success
Max Martynov	36	Chief Technology Officer
Yury Gryzlov	38	Chief Operating Officer
Vadim Kozyrkov	56	Senior Vice President of Engineering
Stan Klimoff	35	Vice President of Corporate Development

Non-Employee Directors
Lloyd Carney(2)(3)	59	Director and Chairman
Eric Benhamou(1)(2)(3)	65	Director
Marina Levinson(1)	62	Director
Michael Southworth(1)	48	Director
Weihang Wang	54	Director
Yueou Wang	46	Director
Shuo Zhang(1)	55	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers

Leonard Livschitz has served as a director of Grid Dynamics’ board of directors since 2006 and the Chief Executive Officer of Grid Dynamics since 2014. Prior to joining Grid Dynamics as Chief Executive Officer, Mr. Livschitz co-founded the LED solutions company Luxera, serving as director from 2010 to 2014 and as President and Chief Executive Officer from 2010 to 2014. Prior to that, he served as Vice President of Sales and Marketing for Ledengin. Mr. Livschitz has over 25 years of experience in the high tech industry. He has held executive and management roles in sales, marketing, business development, and research and development with Philips Lumileds Lighting, Ledengin, Visteon Lighting and Ford Motor Company. Mr. Livschitz holds a Masters of Science degree in Systems and Control Engineering from Case Western Reserve University and a Masters of Science in Mechanical Engineering from Kharkov State Polytechnic University, Ukraine. We believe Mr. Livschitz’s extensive experience in and knowledge of the high tech industry, as well as his experience with executive and management roles and responsibilities at Grid Dynamics, provide him with the necessary skills to serve as a member of the board of directors.

Anil Doradla joined Grid Dynamics in December 2019 as Chief Financial Officer. Prior to joining Grid Dynamics, Mr. Doradla most recently served as Chief Financial Officer of Airgain, Inc. (NASDAQ:AIRG), a provider of advanced antenna technologies used to enable high performance wireless networking across a broad range of devices and markets, from February 2018 until November 2019. Prior to Airgain, Mr. Doradla was an equity research analyst at William Blair covering the technology sector that included ITO and BPO Services from June 2008 through January 2018. Prior to William Blair, Mr. Doradla held a range of senior finance, strategy and technology roles with Caris and Company, Deutsche Bank AG, AT&T Labs, and LCC International.

Victoria Livschitz founded Grid Dynamics in 2006. In 2015, Victoria transitioned to the role of Chief Technology Officer, and in October 2019, she took on her current role as the Executive Vice President of Customer Success. Prior to founding Grid Dynamics, Ms. Livschitz spent 10 years at Sun Microsystems in a variety of technical leadership positions including Principal Architect of SunGrid, the world’s first public cloud; Senior Scientist at Sun Labs; Chief Architect of Financial and Automotive Services; and Chief Architect of General Motors. She started her career as an HPC engineer for Ford Motor Company. Ms. Livschitz received numerous awards for engineering excellence, including Sun Systems Engineer of the Year and Ford Chairman’s Award, and holds several patents.

Max Martynov joined Grid Dynamics in 2008 and has been serving as Chief Technology Officer since October 2019. As Chief Technology Officer, he is responsible for defining and executing Grid Dynamics’ technology strategy, driving innovation through research and development, performing architecture and technology consulting for clients and overseeing technical marketing activities. Over the last decade, Mr. Martynov’s focus evolved from HPC and scalable distributed platforms to Digital Transformation, Cloud, BigData, DevOps, Microservices architecture, and AI.

Yury Gryzlov joined Grid Dynamics in 2007 as the company’s first QA Manager and has served as Chief Operating Officer since January 2021. As the Chief Operating Officer, he is in charge of all facets of Grid Dynamics’ operations, including budgeting, legal, HR, IT, office management, pricing, and recruiting. Previously, he served as Senior Vice President of Operations and the Vice President of Operations in Europe, where he was responsible for all aspects of Grid Dynamics’ people strategy, including hiring, developing, and retaining Grid Dynamics personnel offshore. Prior to that, Mr. Gryzlov was the Deputy Director of the Saratov Engineering Center, where he managed all of the daily operations.

Vadim Kozyrkov joined Grid Dynamics in February 2014 and is currently serving as the Senior Vice President of Engineering. Immediately prior to joining Grid Dynamics, he was President of Aculocity LLC from 2005 to 2013. Before Aculocity, he worked for GMSA, based in Port Elizabeth, South Africa, and the GVW Group based in Chicago. Mr. Kozyrkov has over 20 years of technology and program management expertise and his experience spans a broad range of projects, from custom-built applications to large ERP implementations for automotive and aerospace customers in the USA and South Africa.

Stan Klimoff initially joined Grid Dynamics as Director of Engineering in 2007 and has been serving as the Vice President of Corporate Development since 2015. As Vice President of Corporate Development, he is responsible for strategic partnerships, international growth, and M&A. From 2012 to 2015, Mr. Klimoff was Founder and Chief Technology Officer of Tonomi, a developer of a cloud orchestration and application management platform. He also served as Principal Architect of Grid Dynamics from 2009 to 2011 focusing on the technology sector and Vice President of Cloud Services from 2011 to 2013.

Non-Employee Directors

For the biography of Mr. Livschitz, see the section above titled “Management – Executive Officers.”

Lloyd Carney, a director since June 14, 2018, has spent more than 25 years in the technology industry. He started at Wellfleet and Nortel Networks in 1997 and in 2002 he rose to become division president. In 2003, he joined Juniper Networks as Chief Operating Officer where he oversaw the engineering, product management and manufacturing divisions. Thereafter, in 2004, he was named Chief Executive Officer of Micromuse, an enterprise and telecom network management company. Mr. Carney led the sale of Micromuse to IBM for $865 million, staying at IBM for a year after the sale to ensure a smooth transition. In 2008, he became the Chief Executive Officer of Xsigo Systems, a provider of network visualization systems, which was sold to Oracle Corporation in 2012. Mr. Carney then accepted the role of Chief Executive Officer and director of Brocade Communications Systems, Inc., a networking solutions company, in early 2013. His tenure culminated in the sale of Brocade to Broadcom Ltd. for $5.5 billion in late 2017. Mr. Carney is currently a member of the board and chairs the audit committee of Visa, a leading credit card company, is currently chairman of Nuance Communications, a leading conversational AI solution provider, and is a member of the board of Vertex Pharmaceuticals, a biotechnology company. From 2005 to 2014, he was a member of the board of Cypress Semiconductor Corporation, where he served on the audit and compensation committees. He was also a member of the board of Technicolor (SA), a technology company in the media and entertainment sector from 2010 until 2015, where he chaired its technology committee. In addition, since 2007 he has served as Chief Executive Officer of Carney Global Ventures, LLC, a global investment vehicle. Mr. Carney holds a B.S. degree in Electrical Engineering Technology from Wentworth Institute of Technology, as well as a M.S. degree in Applied Business Management from Lesley College. We believe Mr. Carney is qualified to serve on our board of directors due to his extensive operational and management experience in the technology industry as well as the broad scope of experience he brings to bear.

Eric Benhamou, a director since inception, co-founded Bridge Communications, a specialist in computer network technologies in 1981. Bridge Communications later merged with 3Com Corporation, a networking equipment vendor, in 1987. Thereafter, he became Chief Executive Officer of 3Com, serving there from 1990 to 2000, and as chairman until 2010. As 3Com’s Chief Executive Officer, he led the company in acquiring US Robotics, the owner of Palm, Inc. the maker of the groundbreaking Palm Pilot. Palm, Inc. was thereafter spun off in 2000, and Mr. Benhamou served as its Chief Executive Officer until 2003. In 2003, Mr. Benhamou founded Benhamou Global Ventures (“BGV”), a venture capital firm focused on technology companies, specializing in cloud software, artificial intelligence cyber security, and mobile applications. Mr. Benhamou has been a member of the board of directors of Silicon Valley Bank since 2004. He was a member of the board of directors of Finjan Holdings, a cybersecurity firm, from 2013 until July 2020. He served on the board of Cypress Semiconductor as chairman for over a decade, until 2017. He also serves on the board of several privately held technology companies, including Ayehu, an IT automation and orchestration platform, Totango, a provider of customer success software, Virtana (formerly Virtual Instruments), an IT infrastructure performance management platform, and 6dbytes, a food robotics company. He holds an M.S. from Stanford University’s School of Engineering and a Diplôme d’Ingénieur and a Doctorate from Ecole Nationale Supérieure d’Arts et Métiers, Paris. Mr. Benhamou taught entrepreneurship in various business schools around the world for over 10 years, principally at INSEAD, Stanford University and IDC’s Herzliya’s Arison School of Business, where he was a visiting professor. He also served on the Advisory Board of Stanford’s school of Engineering and the Board of Governors of Ben Gurion University of the Negev in Israel. We believe Mr. Benhamou is qualified to serve on our board of directors due to his extensive operational and management experience in the technology industry as well as his public company governance experience and his venture capital background.

Marina Levinson is the founder and CEO of CIO Advisory Group LLC, which was founded in September 2011 and provides technology advice to venture capital and private equity firms and their portfolio companies. Since April 2014, she has also been a partner at venture capital firm BGV. Previously, Ms. Levinson was a member of the board of directors of Personal Capital from October 2018 until August 2020 when Personal Capital was acquired by Empower Retirement. She also served on the board of Ellie Mae where she was the chair of the technology and cybersecurity committee and a member of the compensation committee from August 2014 until April 2019 when Ellie Mae was acquired by Thoma Bravo. She was also on the board of Carbonite where she was the chair of the nominating and corporate governance committee and a member of the information security risk committee from May 2017 until January 2020 when Carbonite was acquired by OpenText. From 2005 to 2011, Ms. Levinson served as senior vice president and chief information officer for NetApp, Inc. From 1999 to 2005, she served as vice president and chief information officer of Palm, Inc., having earlier served as senior director of global integration at 3Com. Ms. Levinson holds a B.S. in Computer Science from St. Petersburg Institute of Precision Mechanics and Optics. We believe Ms. Levinson is qualified to serve on our board of directors due to her extensive operational and management experience in the technology industry as well as her public company governance experience.

Michael Southworth is currently the President of Transflo, a leading provider of digital transformation solutions for the transportation market. Previously, Mr. Southworth served as the General Manager of the Intelligent Self-Service business at Verint Systems, Inc., a leading provider of customer engagement solutions, from February 2016 until September 2020. From June 2014 to February 2016, Mr. Southworth was Chief Executive Officer of Contact Solutions, a company acquired by Verint in February 2016 and led Contact Solution’s business transformation, including strategy planning, risk mitigation, executive recruitment and change management. For over two decades, Mr. Southworth has directed companies from the start-up phase through major periods of growth, leading numerous equity and debt financings and over $5.0 billion in mergers and acquisitions. Prior to Contact Solutions, Mr. Southworth was Senior Vice President of Global Wireless Solutions at Corning. In addition, he held senior financial roles at a number of technology companies including MobileAccess Networks, Telemus Solutions, Lucent Technologies, Chromatis Networks, and the X-Stream Network. Mr. Southworth began his career in the Silicon Valley office of PriceWaterhouse Coopers where he managed IPOs and advised clients on tax and accounting matters. Mr. Southworth holds a Bachelor of Science from the University of California at Berkeley. He is a Certified Public Accountant in the State of California and currently serves on the Board of Directors of Quality of Life Plus. Mr. Southworth previously served on the Board of Directors of Finjan Holding, Inc. We believe Mr. Southworth is qualified to serve on our board of directors due to his extensive operational and management experience with multinational technology growth companies and expertise in equity and debt financing.

Weihang Wang has served as a non-employee director of Grid Dynamics’ board of directors since 2017. Mr. Wang Weihang has been a Director of ASL, the current parent company of Grid Dynamics, since 2009 and was re-designated from a Non-Executive Director to an Executive Director in May 2014. Mr. Wang has also served as the chairman and a director of Teamsun, ASL’s ultimate holding company listed on the Shanghai Stock Exchange, since 2014, and currently is also the sole director of Hong Kong Teamsun, a holding company of Grid Dynamics’. Hong Kong Teamsun is a wholly-owned subsidiary of Teamsun. Mr. Wang previously also served as the chief executive officer of Teamsun from 2014 to July 2019. Prior to his re-designation as the chairman and chief executive officer of Teamsun in 2014, Mr. Wang was the general manager of Teamsun, and the vice-chairman and general manager of Teamsun’s first board of directors. Mr. Wang holds an Executive Master’s Degree in Business Administration from Tsinghua University in the PRC and a Master’s Degree in Semi-Conductor Materials and Microelectronic Technology from the Information and Electronic Engineering Department of Zhejiang University in the PRC. Mr. Wang was awarded as China Software Industry Outstanding Entrepreneur Laureate and China Software Industry Prestige Award Laureate by China Software Industry Association in 2009. He was also awarded the “Innovation Outstanding Personality of Chinese Brand Award” in 2011. We believe Mr. Wang’s leadership roles in the IT industry and background in technology and engineering enable Mr. Wang to provide valuable insight to the board of directors regarding business strategy and industry trends.

Yueou Wang has served as a non-employee director of Grid Dynamics’ board of directors since 2017. Mr. Wang has served as Chief Executive Officer and Executive Director of ASL, the current parent company of Grid Dynamics, since September 2016 and September 2015, respectively. Mr. Wang joined ASL in 2011 as Financial Controller, Chief Financial Officer and Joint Company Secretary. Mr. Wang is currently a director of certain ASL subsidiaries and an associate of ASL (i.e., the directorship of i-Sprint), and a supervisor of Victorysoft Technology Ltd, the joint venture company of the Company in the PRC. He was a director of Teamsun from December 2017 until February 2020 and was the Chief Financial Officer and a director of Carnation Software Ltd., a subsidiary of Teamsun, from April 2010 until October 2020. Previously, Mr. Wang was the Chief Financial Officer and a board secretary of Guangzhou Headway Technology Co., Ltd., and a regional finance manager (China) of Wistron Information Technology & Services Corporation. Mr. Wang holds a Bachelor’s degree in International Accounting from Jinan University, a Master’s degree in Business Administration from University of Wales, United Kingdom and an Executive Master’s degree in Business Administration from Research Institute of Tsinghua University. We believe Mr. Wang’s financial management expertise, including his expertise in the IT industry, provides him with the necessary skills to serve as a member of the board of directors and enables him to contribute valuable insight regarding financial and strategic business issues.

Shuo Zhang has served as a non-employee director of Grid Dynamics’ board of directors since 2017. Ms. Zhang currently serves on the boards of directors at several public and private companies, including S.O.I.TEC Silicon on Insulator Technologies SA, Telink Semiconductor and PDF Solutions. She is also actively involved with private venture capital firms in the Silicon Valley and currently serves a China Advisory Partner for BGV. From December 2007 to September 2015, Ms. Zhang served in various senior management capacities at Cypress Semiconductor, including corporate development, general management and worldwide mobile sales. Prior to Cypress, Ms. Zhang served in many different product, marketing and sales management roles in Silicon Light Machines, Agilent Technologies, Altera Corporation, and LSI Corporation. Ms. Zhang holds a Bachelor’s Degree in electrical engineering from Zhejiang University and a Master of Science in material science and mechanics from Penn State University. We believe Ms. Zhang is qualified to serve on our board of directors due to her experience in general management, marketing, sales and strategic business development.

Corporate Governance Guidelines and Code of Business Conduct

Our board of directors has adopted Corporate Governance Guidelines that address items such as the qualifications and responsibilities of its directors and director candidates and corporate governance policies and standards applicable to it in general. In addition, our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including its Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of the Corporate Governance Guidelines and Code of Business Conduct and Ethics are posted on our investor relations webpage at https://ir.griddynamics.com/corporate-governance.html in the “Corporate Governance” section. We intend to post any amendments to our Code of Business Conduct and Ethics or waivers of our Code of Business Conduct and Ethics for directors and executive officers on the same website.

Board Composition

Our business affairs are managed under the direction of our board of directors. Our board of directors consists of eight members, a majority of whom qualify as independent within the meaning of the independent director guidelines of NASDAQ. Leonard Livschitz, Weihang Wang, and Yueou Wang are not considered independent.

Our board of directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the same class whose term is then expiring, as follows:

●	the Class I directors are Leonard Livschitz, Shuo Zhang and Marina Levinson and their terms will expire at the annual meeting of stockholders to be held in 2023;

●	the Class II directors are Lloyd Carney, Yueou Wang and Michael Southworth and their terms will expire at the annual meeting of stockholders to be held in 2021; and

●	the Class III directors are Eric Benhamou and Weihang Wang and their terms will expire at the annual meeting of stockholders to be held in 2022.

Our certificate of incorporation and bylaws provide that the number of directors shall consist of one or more members, and may be increased or decreased from time to time by a resolution of our board of directors. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Each of our executive officers serve at the discretion of our board of directors and will hold office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Director Independence

Our common stock is listed on NASDAQ. Under the rules of NASDAQ, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of NASDAQ, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the rules of NASDAQ. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the rules of NASDAQ.

In order to be considered independent for purposes of Rule 10A-3 and under the rules of NASDAQ, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of NASDAQ, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

We have undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, we determined that each of Eric Benhamou, Lloyd Carney, Marina Levinson, Michael Southworth, and Shuo Zhang are considered “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of NASDAQ.

Board Leadership Structure

We believe that the structure of our board of directors and its committees provide us strong overall management. The Chairman of our board of directors and our Chief Executive Officer roles are separate. Leonard Livschitz serves as our Chief Executive Officer and Lloyd Carney serves as Chairman of our board of directors. This structure enables each person to focus on different aspects of company leadership. Our Chief Executive Officer is responsible for setting the strategic direction of our company, the general management and operation of the business and the guidance and oversight of senior management. The Chairman of our board of directors monitors the content, quality and timeliness of information sent to our board of directors and is available for consultation with our board of directors regarding the oversight of its business affairs. Our independent directors bring experience, oversight and expertise from outside of our company, while Mr. Livschitz brings company-specific experience and expertise. As our Chief Executive Officer, Mr. Livschitz is best positioned to identify strategic priorities, lead critical discussion and execute our business plans.

Committees of our Board of Directors

Our board of directors has an audit committee, compensation committee and nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Eric Benhamou, Marina Levinson, Michael Southworth, and Shuo Zhang each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Southworth is the Chairperson of our audit committee. We have determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and rules of NASDAQ. We have also determined that Ms. Zhang qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of NASDAQ. Our audit committee is responsible for, among other things:

●	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

●	helping to ensure the independence and performance of the independent registered public accounting firm;

●	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent registered public accounting firm, our interim and year-end financial statements;

●	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

●	reviewing our policies on and oversees risk assessment and risk management, including enterprise risk management;

●	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

●	reviewing related person transactions; and

●	approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our board of directors has adopted a written charter for the audit committee that satisfies the applicable rules and regulations of the SEC and the listing standards of NASDAQ, and which is available on the Corporate Governance portion of the investor relations page of our website at www.griddynamics.com.

Compensation Committee

Messrs. Benhamou and Carney, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Mr. Benhamou is the Chairperson of our compensation committee. We have determined that each of the members of our compensation committee meets the requirements for independence under the applicable rules and regulations of the SEC and rules of NASDAQ. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Our compensation committee is responsible for, among other things:

●	reviewing, approving and determining the compensation of our executive officers and key employees;

●	reviewing, approving and determining compensation and benefits, including equity awards, to directors for service on the board of directors or any committee thereof;

●	administering our equity compensation plans;

●	reviewing, approving and making recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

●	establishing and reviewing general policies relating to compensation and benefits of our employees.

Our board of directors has adopted a written charter for the compensation committee that satisfies the applicable rules and regulations of the SEC and the listing standards of NASDAQ, and which is available on the Corporate Governance portion of the investor relations page of our website at www.griddynamics.com.

Nominating and Corporate Governance Committee

Messrs. Benhamou and Carney, each of whom is a non-employee member of our board of directors, comprise our nominating and corporate governance committee. Mr. Carney is the Chairperson of our nominating and corporate governance committee. We have determined that each of the members of our nominating and corporate governance committee meets the requirements for independence under the applicable rules and regulations of the SEC and rules of NASDAQ. Our nominating and corporate governance committee is responsible for, among other things:

●	identifying, evaluating and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

●	evaluating the performance of our board of directors and of individual directors;

●	considering, and making recommendations to our board of directors regarding, the composition of our board of directors and its committees;

●	reviewing developments in corporate governance practices;

●	evaluating the adequacy of our corporate governance practices and reporting; and

●	developing, and making recommendations to our board of directors regarding, corporate governance guidelines and matters.

Our board of directors has adopted a written charter for the nominating and corporate governance committee that satisfies the applicable rules and regulations of the SEC and the listing standards of NASDAQ, and which is available on the Corporate Governance portion of the investor relations page of our website at www.griddynamics.com.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of Grid Dynamics. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or board of directors.

Non-Employee Director Compensation

Our board of directors has adopted an Outside Director Compensation Policy (the “Policy”), pursuant to which, (i) each outside director will be paid an annual cash retainer of $40,000, an initial grant of restricted stock units with a grant date fair market value of $75,000, and an annual grant of restricted stock units with a grant date fair market value of $75,000, (ii) the non-executive chairperson of the board will be paid an additional annual cash fee of $20,000 and granted an additional grant of restricted stock units with a grant date fair market value of $20,000, (iii) the lead outside director will be paid an additional annual cash fee of $20,000 and granted an additional grant of restricted stock units with a grant date fair market value of $20,000, (iv) the chair of the audit, compensation and nominating and corporate governance committees will be paid an additional annual cash fee of $20,000, $15,000 and $15,000, respectively, and (v) members of the audit, compensation and nominating and corporate governance committees that are not serving as the chair of such committee, will be paid of an additional annual cash fee of $15,000, $10,000 and $10,000, respectively. Notwithstanding the foregoing, no outside director may be paid, issued or granted, in any fiscal year of the company, cash compensation and equity awards with an aggregate value greater than $600,000.

During 2020, each outside director elected to forgo all individual cash retainer payments for Board service for the Company’s second, third, and fourth fiscal quarters that he or she would otherwise receive pursuant to the Policy. In lieu of such payments, and subject to Board approval and the terms of the Policy, the directors have received the value of such payments in fully vested stock issued in arrears at the end of each fiscal quarter of 2020.

The table below shows the total compensation earned by our non-employee directors for the fiscal year ended December 31, 2020.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Shuo Zhang	3,928	164,517	168,446
Marina Levinson	3,928	164,517	168,446
Lloyd Carney	6,071	187,024	193,095
Yueou Wang	2,857	153,264	156,122
Michael Southworth	4,285	168,258	172,544
Eric Benhamou	5,714	183,275	188,989
Weihang Wang	2,857	153,264	156,122

(1)	The amounts in this column represent the aggregate grant date fair value of restricted stock unit awards granted to the director in the fiscal year computed in accordance with FASB ASC Topic 718. See Note 10 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the grant date fair value of our equity awards.

EXECUTIVE COMPENSATION

Grid Dynamics’ named executive officers (“NEOs”), which consist of the principal executive officer and the next two most highly compensated executive officers, for 2020 and 2019 are Leonard Livschitz, Chief Executive Officer, Victoria Livschitz, Executive Vice President of Customer Success, and Yury Gryzlov, Chief Operating Officer.

Grid Dynamics’ compensation policies and philosophies are designed to align compensation with business objectives, while also enabling Grid Dynamics to attract, motivate and retain individuals who contribute to Grid Dynamics’ long-term success. The compensation of Grid Dynamics’ NEOs has consisted of a base salary and cash bonus, retirement, health and welfare benefits, and stock option awards.

None of the executive officers or directors of ChaSerg. received any cash (or non-cash) compensation for services rendered to it.

Summary Compensation Table

The following table presents summary information regarding the total compensation for the years ended December 31, 2020 and 2019 for the NEOs of Grid Dynamics:

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Option Awards ($)(2)	Stock Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Leonard Livschitz,	2020	555,000	440,104	—	13,649,920	2,222,128	16,867,152
Chief Executive Officer	2019	516,667	495,423	330,616	—	589,687	1,932,393

Victoria Livschitz,	2020	357,995	123,041	455,742	1,888,480	994,233	3,811,491
Executive Vice President of Customer Success	2019	333,000	219,824	106,687	—	532,105	1,191,616

Yury Gryzlov,	2020	225,875	82,729	455,742	1,888,480	419,594	3,064,420
Chief Operating Officer	2019	220,000	78,979	52,895	—	192,418	544,292

(1)	The amounts included in this column reflect payments earned in 2020 and 2019 under the Corporate Bonus Plan.

(2)	The amounts included in this column reflect the aggregate grant date fair value of stock options granted during 2020 and 2019 computed in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. The assumptions used to calculate these amounts are discussed in notes to Grid Dynamics’ audited consolidated financial statements for the year ended December 31, 2020 included in this prospectus. These amounts do not reflect the actual economic value that will be realized by the NEO upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(3)	The amounts in this column represent the aggregate grant date fair value of restricted stock unit awards and performance share awards (“PSAs”) granted to the NEO in 2020 computed in accordance with FASB ASC Topic 718. In accordance with SEC rules, the grant date fair value of an award that is subject to a performance condition is based on the probable outcome of the performance conditions. The assumptions used to calculate these amounts are discussed in notes to Grid Dynamics’ audited consolidated financial statements for the year ended December 31, 2020 included in this prospectus. These amounts do not reflect the actual economic value that will be realized by the NEO upon the vesting of the restricted stock unit awards, PSAs, or the sale of the common stock underlying such awards. The grant date fair value for the PSAs assuming the maximum payout would have been $7,918,020 for Mr. Livschitz and $769,230 for Ms. Livschitz and Mr. Gryzlov.

(4)	The amounts included in this column reflect the value of Retention Plan (as defined below) payments, the dollar value of Company-provided supplemental term life insurance coverage for Mr. Livschitz and Ms. Livschitz, ArmadaCare supplemental executive medical premiums provided to each NEO, the portion of option cancellation payments related to the Business Combination attributable by the company to unvested options, and option cancellation payments related to the 2017 ASL acquisition of Grid Dynamics. The amounts disclosed include (i) Retention Plan payments in 2020 of $540,000 for Mr. Livschitz, $450,000 for Ms. Livschitz and $142,500 for Mr. Gryzlov; (ii) Retention Plan payments in 2019 of $360,000 for Mr. Livschitz, $300,000 for Ms. Livschitz and $95,000 for Mr. Gryzlov; (iii) supplemental term life insurance premiums in 2020 of $432 for Mr. Livschitz and $1,406 for Ms. Livschitz; (iv) supplemental term life insurance premiums in 2019 of $432 for Mr. Livschitz and $2,057 for Ms. Livschitz ; (v) ArmadaCare premiums in 2020 of $5,652 for Mr. Livschitz, $6,492 for Ms. Livschitz and $8,928 for Mr. Gryzlov (vii) ArmadaCare premiums in 2019 of $5,280 for Mr. Livschitz, $6,072 for Ms. Livschitz and $8,340 for Mr. Gryzlov; (vii) Business Combination option cancellation payments in 2020 of $1,676,043 for Mr. Livschitz, $536,334 for Ms. Livschitz and $268,166 for Mr. Gryzlov; (viii) ASL option cancellation payments in 2019 of $224,407 for Mr. Livschitz, $224,408 for Ms. Livschitz and $89,078 for Mr. Gryzlov.

Salaries and Incentive Bonuses

Each of Grid Dynamics’ NEOs receives a base salary to compensate them for services rendered to Grid Dynamics. The base salary is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, position and responsibilities.

Each of Grid Dynamics’ NEOs is also eligible to receive payments under the Company’s Corporate Bonus Plan, which provides that eligible participants, including the NEOs, earn quarterly bonuses based on achievement of financial performance objectives of Grid Dynamics. Performance targets are established based on a combination of goals, which generally included revenue and EBITDA targets for 2020. Bonus amounts earned are paid following the end of each calendar quarter based on targeted quarterly and annual amounts for each NEO as set forth in their employment agreements. The target bonus opportunities under the Company’s Corporate Bonus Plan for 2020 for the NEOs were 100% of base salary for Mr. Livschitz, 50% of base salary for Ms. Livschitz, and 46% of base salary for Mr. Gryzlov.

Retention Plan

Each of Grid Dynamics’ NEOs participates in the Grid Dynamics retention plan (the “Retention Plan”) which provides cash retention payments in equal semi-annual amounts payable on each of the eight consecutive six-month anniversaries of April 1, 2017. During the first half of the payout period, each NEO was entitled to receive retention payments as long as he or she remained an employee or consultant in good standing on the respective six-month anniversary date. During the second half of the payout period, each NEO is entitled to receive retention payments as long as (i) he or she remains an employee or consultant in good standing on the respective six-month anniversary date; and (ii) for the six-month period then-ended, Grid Dynamics’ profit before tax equals or exceeds 110% of the profit before tax during the corresponding six-month period of the immediately preceding year. Annual maximum retention payments for the Mr. Livschitz, Ms. Livschitz, and Mr. Gryzlov under the Retention Plan are $360,000, $300,000, and $95,000, respectively. In connection with the Business Combination, all outstanding retention bonus obligations under the Retention Plan were accelerated and paid in full to Grid Dynamics personnel immediately prior to the closing of the Business Combination and the Retention Plan is no longer effective.

Employment Agreements

Grid Dynamics entered into employment agreements with certain officers of Grid Dynamics (including its current NEOs), which became effective as of the consummation of the Business Combination and were assumed by the Company (as amended, the “Post-Combination Employment Agreements”).

Each Post-Combination Employment Agreement generally provides, with respect to each officer, the following terms: (i) at-will employment, (ii) the annual base salary, (iii) eligibility to receive annual incentive bonuses at the Company’s discretion and related targeted payment, (iv) initial grant of equity awards by the Company and eligibility to be granted future equity awards by the Company in the discretion of its board of directors, (v) an initial term for the agreement of four years with successive one-year renewal terms unless either party provides timely notice of non-renewal, (vi) severance payments upon a termination without cause (excluding death or disability) or resignation for “good reason” (as defined in the agreement) and (vii) eligibility for enhanced “double-trigger” severance upon such terminations that occur within the three month period prior to or the 12 month period following a “change in control” (as defined in the agreement). Severance payments (including due to a double-trigger termination in connection with a change in control) are generally comprised of: (i) a lump-sum payment equal to 24 months of base salary for Mr. Livschitz, 12 months of base salary for Ms. Livschitz and 12 months of base salary for Mr. Gryzlov, (ii) a lump-sum payment equal to 100% with respect to Mr. Livschitz, 50% with respect to Ms. Livschitz or 50% with respect to Mr. Gryzlov of the current annual maximum bonus target amount, (iii) reimbursement for the monthly premiums for COBRA continuation coverage for a period of 24 months for Mr. Livschitz, 12 months for Ms. Livschitz or 12 months for Mr. Gryzlov and (iv) for severance unrelated to a change in control, one year of accelerated vesting of outstanding unvested equity awards on the termination date.

In addition, “double-trigger” change in control severance terms provide for full accelerated vesting of outstanding unvested equity awards. Such severance benefits are conditioned on the officer signing and not revoking a separation agreement and release of claims in favor of the Company within the timeframe set forth in the officer’s agreement.

If any severance or other benefits provided for in an officer’s Post-Combination Employment Agreement or otherwise payable to such officer constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax under Section 4999 of the Code, then (i) if such parachute payments are considered contingent on the Business Combination, such officer would be entitled to a gross-up for any such excise taxes up to $14 million across all officers, in accordance with an indemnification agreement entered into between the officer and the Company, and (ii) in all other cases, such officer would be entitled to receive either full payment of the benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the officer.

Outstanding Equity Awards at 2020 Fiscal Year End

The following table summarizes information concerning the outstanding equity awards, including unexercised options, as of December 31, 2020, for each of Grid Dynamics’ NEOs:

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) – Exercisable	Number of Securities Underlying Unexercised Options (#) – Unexercisable (1)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock that Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units of Stock that Have Not Vested ($)(6)
Leonard Livschitz	November 12, 2018	1,578,678		3.54	November 11, 2028
	May 22, 2019	290,741		3.54	May 21, 2029
	May 22, 2019	116,040		3.54	May 21, 2029
	March 13, 2020					1,333,000	(2)	16,795,800
	May 4, 2020								843,122	10,623,337

Victoria Livschitz	November 12, 2018	252,588		3.54	November 11, 2028
	May 22, 2019	93,036		3.54	May 21, 2029
	May 22, 2019	18,566		3.54	May 21, 2029
	March 13, 2020		140,000	8.26	March 12, 2030
	March 13, 2020					129,500	(2)	1,631,700
	May 4, 2020					70,000	(3)	882,000
	May 4, 2020								81,908	1,032,040

Yury Gryzlov	November 12, 2018	252,588		3.54	November 11, 2028
	May 22, 2019	46,518		3.54	May 21, 2029
	May 22, 2019	18,566		3.54	May 21, 2029
	March 13, 2020		140,000	8.26	March 12, 2030
	March 13, 2020					129,500	(2)	1,631,700
	May 4, 2020					70,000	(3)	882,000
	May 4, 2020								81,908	1,032,040

(1)	Twenty-five percent (25%) of the shares subject to the option will vest on March 13, 2021 and the remaining shares vest in 12 equal quarterly installments thereafter, provided the participant’s service has not terminated prior to each such date.
(2)	Twenty-five percent (25%) of the shares underlying these restricted stock units (“RSUs”) will vest on March 13, 2021, and the remaining RSUs vest in 12 equal quarterly installments thereafter.
(3)	Twenty-five percent (25%) of the shares underlying these RSUs will vest on May 4, 2021, and the remaining RSUs vest in 12 equal quarterly installments thereafter.
(4)	This amount reflects the fair market value of our common stock of $12.60 per share as of December 31, 2020, multiplied by the amount shown in the column for Number of Shares or Units of Stock That Have Not Vested.
(5)	The shares underlying these PSAs vest upon our board’s certification of the achievement of certain performance metrics, with such certification to occur no later than March 1, 2021. The PSAs generally required the achievement of performance relating to specified levels of non-retail revenue growth from fiscal year 2019 to fiscal year 2020, and gross margin for non-retail revenue (as adjusted for certain items) for fiscal year 2020 with each such performance goal weighted at 50% of the award. Upon maximum performance achievement, 300% of the target number of PSAs awarded could become eligible to vest. In the event that Grid Dynamics’ change in control occurred during the fiscal year, 100% of the target number of PSAs would become eligible to vest on December 31, 2020, subject to continued service through such date. In February 2021, the compensation committee of our board certified the achievement of certain performance metrics, resulting in 253% of the target number of PSAs vesting on the certification date, with such target numbers reflected here. The amounts shown reflect shares of our common stock issued following February 12. 2021 as if such determination had been made as of December 31, 2020.
(6)	This amount reflects the fair market value of our common stock of $12.60 per share as of December 31, 2020, multiplied by the amount shown in the column for Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested.

Employee Benefit Plans and Stock Plans

2018 Stock Plan

In 2018, the Grid Dynamics board of directors adopted, and the Grid Dynamics stockholders approved, the 2018 Stock Plan (the “2018 Plan”). The 2018 Plan permitted the grant of incentive stock options, within the meaning of Section 422 of the Code, to employees of Grid Dynamics or any parent or subsidiary corporation and for the grant of nonstatutory stock options to employees, directors and consultants of Grid Dynamics or any parent or subsidiary corporation.

Authorized Shares. The 2018 Plan was terminated in connection with the consummation of the Business Combination, and accordingly, no further shares are available for issuance under the 2018 Plan. The 2018 Plan will continue to govern outstanding awards granted thereunder. As of February 15, 2021, options to purchase 4,597,930 shares of Grid Dynamics common stock remained outstanding under the 2018 Plan.

Plan Administration. Grid Dynamics’ board of directors or one or more committees appointed by the Grid Dynamics board of directors administers the 2018 Plan (the “administrator”). Subject to the provisions of the 2018 Plan, the administrator has the full and final power and authority to administer the 2018 Plan and make all determinations necessary for administering the 2018 Plan, including the persons to whom, and the time or times at which, awards would be granted and the number of shares of stock to be subject to each award, to designate options as incentive stock options or nonstatutory stock options, to determine the fair market value of shares of stock, to amend awards, including reducing the exercise price of options and to prescribe, amend or rescind rules, guidelines and policies relating to the 2018 Plan. The administrator’s determinations are final and binding upon all persons having an interest in the 2018 Plan or an award granted thereunder.

Options. Stock options were permitted to be granted under the 2018 Plan. The exercise price of options granted under the 2018 Plan must at least be equal to the fair market value of Grid Dynamics’ common shares on the date of grant. The term of an option may not exceed ten (10) years, except that with respect to incentive stock options, any participant who owns more than 10% of the voting power of all classes of Grid Dynamics’ outstanding stock, the term must not exceed five (5) years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. If an individual’s service terminates due to death, disability or without cause, the option will remain exercisable at any time prior to the expiration of the option expiration date or such other period of time as is set forth in the applicable option agreement. In case of termination for cause, the option will terminate and cease to be exercisable immediately upon such termination.

Non-Transferability of Awards. Unless the administrator provides otherwise, the 2018 Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in Grid Dynamics’ capitalization, appropriate and proportionate adjustments shall be made in the number and class of shares subject to the 2018 Plan and to any outstanding awards, in the incentive stock option share limit set forth in the 2018 Plan, and in the exercise or purchase price per share of any outstanding awards in order to prevent dilution or enlargement of participants’ rights under the 2018 Plan.

Merger or Change in Control. The 2018 Plan provides that in the event of a change in control, as defined under the 2018 Plan, the administrator may provide for the acceleration of the exercisability and vesting in connection with such change in control of any or all outstanding awards and shares acquired upon the exercise thereof upon such conditions as the administrator shall determine. In a change in control, the surviving or acquiring entity may, without the consent of any participant, either assume or continue the Grid Dynamics’ rights and obligations under each award or portion thereof outstanding immediately prior to the change in control or substitute for each or any such outstanding award or portion thereof a substantially equivalent award. In addition, the 2018 Plan permits the administrator, in its sole discretion and without the consent of any participant, to cancel each or any award outstanding immediately prior to the change in control in exchange for a payment with respect to each vested share (and each unvested share, if so determined by the administrator) an amount in cash equal to the fair market value of the consideration to be paid per share of stock in the change in control over the exercise price per share under such award.

Amendment; Termination. The Grid Dynamics board of directors has the authority to amend, suspend or terminate the 2018 Plan, provided no amendment, suspension or termination of the 2018 Plan may adversely affect any then outstanding awards without the consent of the participant. As noted above, upon the Closing, the 2018 Plan terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2020 Equity Incentive Plan

On March 4, 2020, the Company’s 2020 Equity Incentive Plan (the “2020 Plan”) became effective. The 2020 Plan was approved by the Company’s stockholders at the special meeting held on March 4, 2020 to approve the Business Combination (the “Special Meeting”). The purpose of the 2020 Plan is to provide incentives that will attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants who perform services to the Company or any parent or subsidiary, and to promote the success of the Company’s business. The 2020 Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents and other stock-based awards and other substitute awards, annual incentive awards and performance awards.

Authorized Shares

A total of 16,300,000 shares of Company common stock have been reserved for issuance pursuant to the 2020 Plan. As of February 15, 2021, (i) options to purchase 1,925,900 shares of Company common stock and (ii) 2,995,699 restricted stock units, and (iii) no PSAs were outstanding under the 2020 Plan.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to, or repurchased by, the Company due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2020 Plan (unless the 2020 Plan has terminated). With respect to stock appreciation rights, the net shares issued will cease to be available under the 2020 Plan and all remaining shares will remain available for future grant or sale under the 2020 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2020 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2020 Plan.

Adjustments to Shares.

In the event of any dividend or other distribution (whether in the form of cash, shares, other securities or other property, but excluding ordinary dividends), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the Company or other change in the corporate structure affecting the Company’s common stock occurs, the administrator (as defined below), in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2020 Plan, will adjust the number and class of shares that may be delivered under the 2020 Plan, and/or the number, class and price of shares covered by outstanding awards, and the numerical share limitations in the 2020 Plan.

Administration.

Our board of directors or one or more committees appointed by our board of directors will administer the 2020 Plan (referred to as the “administrator”). If the administrator determines it is desirable to qualify transactions under the 2020 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the 2020 Plan, the administrator has the power to administer the 2020 Plan, including but not limited to, the power to interpret the terms of the 2020 Plan and awards granted under it, to prescribe, amend and rescind rules relating to the 2020 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares of common stock subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise prices, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Eligibility.

Awards may be granted to employees, directors and consultants of the Company and employees and consultants of any parent or subsidiary corporation of the Company. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any parent or subsidiary corporation of the Company.

Stock Options.

Stock options in the form of nonstatutory stock options or incentive stock options may be granted under the 2020 Plan. The administrator determines the number of shares subject to each option. The administrator determines the exercise price of options granted under the 2020 Plan, provided that the per share exercise price must at least be equal to the fair market value of a share of the Company’s common stock on the date of grant. The term of an incentive stock option may not exceed ten (10) years, except that with respect to any participant who owns more than 10% of the voting power of all classes of the Company’s outstanding stock, the term must not exceed five (5) years and the per share exercise price must equal at least 110% of the fair market value of a share of the Company’s common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, cashless exercise, net exercise and other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve (12) months. In all other cases, the option generally will remain exercisable for three (3) months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of the 2020 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights.

Stock appreciation rights may be granted under the 2020 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the Company’s common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten (10) years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement.  Generally, the terms and conditions relating to the period of post-termination exercise with respect to options described above also apply to stock appreciation rights, however, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2020 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of the Company’s common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock Awards.

Restricted stock may be granted under the 2020 Plan. Restricted stock awards are grants of shares of the Company’s common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2020 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to Company’s right of repurchase or forfeiture.

Restricted Stock Units.

Restricted stock units may be granted under the 2020 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of the Company’s common stock. Subject to the provisions of the 2020 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

Performance Units and Performance Shares.

Performance units and performance shares may be granted under the 2020 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Each performance share shall have an initial value equal to the fair market value of a share of the Company’s common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares of the Company’s common stock or in some combination thereof.

Transferability of Awards.

Unless the administrator provides otherwise, the 2020 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Outside Director Limitations.

The 2020 Plan provides that no outside director may be paid, issued or granted, in any fiscal year of the Company, cash compensation or equity awards (including awards under the 2020 Plan) with an aggregate value greater than $600,000.

Dissolution or Liquidation.

In the event of the Company’s proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction, and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.

The 2020 Plan provides that in the event of a merger or change in control, as defined under the 2020 Plan, each outstanding award will be treated as the administrator determines, including, without limitation, (i) that outstanding awards will be assumed or an equivalent option or right substituted by the successor corporation or its parent, (ii) upon notice to holders outstanding awards will terminate upon or prior to such merger or change in control, (iii) outstanding awards will vest and become exercisable in whole or in part, (iv) outstanding awards will terminate in exchange for a payment in cash or property equal to the amount, if any, that would have been attained upon the exercise of the award or realization of the holder’s rights in the merger or change in control, (v) the replacement of awards with other rights or property selected by the administrator, or (vi) any combination of the foregoing. In the event a successor corporation does not assume or substitute for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, and all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels. In addition, if an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant in writing or electronically that the option or stock appreciation right will become fully exercisable for a specified period prior to the transaction and terminate upon the expiration such period. Upon a change in control, awards granted to an outside director will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and restricted stock units will lapse, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Clawback.

The 2020 Plan provides that the administrator may specify in an award agreement that the holder’s rights, payments and/or benefits with respect to such award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events in addition to the applicable vesting, performance or other conditions and restrictions of such award. Awards granted under the 2020 Plan will be subject to the Company’s clawback policy as may be established or amended from time to time.

Amendment; Termination.

The administrator has the authority to amend, alter, suspend, or terminate the 2020 Plan provided such action does not impair the existing rights of any participant. The 2020 Plan automatically will terminate on the tenth anniversary of the date it was adopted by our board of directors, unless it is terminated sooner.

Retirement Benefits

Grid Dynamics maintains a defined contribution plan that is intended to meet the tax-qualification requirements of Section 401(k) of the Code, commonly called a 401(k) plan, for substantially all of its employees. The 401(k) plan generally is available on the same basis to all employees, including the Grid Dynamics’ NEOs. Each participant in the 401(k) plan can elect to make pre-tax deferrals, subject to limitations under the Code and Employee Retirement Income Security Act.

CERTAIN RELATIONSHIPS, RELATED PARTY AND OTHER TRANSACTIONS

Except as described below, since January 1, 2017, there have been no transactions to which Grid Dynamics has been a participant, in which: (i) the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of Grid Dynamics’ total assets at year-end for the last two completed fiscal years; and (ii) any of its directors, executive officers, or holders of more than 5% of its capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described in the section titled “Executive Compensation.”

Eric Benhamou is a director of Grid Dynamics and, as an officer, director and general partner of BGV, which is a stockholder of Grid Dynamics, beneficially owns capital stock of Grid Dynamics. In addition, Mr. Benhamou was the President, Chief Financial Officer and a director of ChaSerg until resigning effective as of the Closing Date.

In May 2019, Grid Dynamics sold to BGV an aggregate of (i) 622,027 shares of common stock of Grid Dynamics at a purchase price of $9.2500 per share, and (ii) 622,027 shares of Series A preferred stock of Grid Dynamics at a purchase price of $14.8647 per share (the “Private Placement”).

Grid Dynamics was a party to an investor’s rights agreement that was entered into with BGV in connection with the Private Placement. The investor’s rights agreement provides BGV with certain rights, including the right to demand that Grid Dynamics file a registration statement or request that its shares be covered by a registration statement that Grid Dynamics is otherwise filing and a right of first offer in future issuance. The investor’s rights agreement was terminated in connection with the Business Combination.

Grid Dynamics believes the terms obtained or consideration that it paid or received, as applicable, in connection with the transactions described above were comparable to terms available or the amounts that would be paid or received, as applicable in arm’s-length transactions.

Grid Dynamics Related Person Policy

As a privately held company, Grid Dynamics was not required to maintain a Related Person Policy. Following consummation of the Business Combination, Grid Dynamics became subject to our Policies and Procedures with Respect to Related Person Transactions described in this section.

With respect to the consolidated financial statements of Grid Dynamics and subsidiaries contained elsewhere in this prospectus, Grid Dynamics was subject to Auditing Standard No. 18 of the Public Company Accounting Oversight Board, which requires auditors to evaluate a company’s identification of, accounting for and disclosure of related party relationships and transactions.

ChaSerg’s Related Party Transactions

In May 2018, ChaSerg issued an aggregate of 5,750,000 Founder Shares to its Sponsor for an aggregate purchase price of $25,000 in cash, or approximately $0.004 per share. Prior to the initial investment in ChaSerg of $25,000 by the Sponsor, ChaSerg had no assets, tangible or intangible. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the outstanding shares upon completion of ChaSerg’s initial public offering (“IPO”) (not including the placement shares underlying the Placement Units purchased separately by its Sponsor and Cantor and its designees in the private placement). On October 25, 2018, the underwriters in the IPO elected to exercise a portion of the over-allotment option for 2,000,000 additional units. As a result of such partial exercise, the Sponsor forfeited 250,000 Founder Shares. The Founder Shares may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

In October 2018, the Sponsor and Cantor and its designees purchased an aggregate of 640,000 Placement Units at a price of $10.00 per Placement Unit, for an aggregate purchase price of $6,400,000, of which the Sponsor purchased 530,000 Placement Units and Cantor and its designees purchased 110,000 Placement Units, in a private placement that occurred simultaneously with the closing of the IPO and the over-allotment. There are no redemption rights or liquidating distributions from the Trust Account with respect to the Founder Shares, placement shares or placement warrants, which would have expired worthless if ChaSerg did not consummate the Business Combination within the allotted 18 month period.

Commencing on October 4, 2018, ChaSerg paid First In Line Enterprises, Inc., an affiliate of the Sponsor, a total of $15,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Business Combination, ChaSerg ceased paying these monthly fees.

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, was paid by ChaSerg to its Sponsor, officers and directors, or any affiliate of its Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination or the Business Combination regardless of the type of transaction. However, these individuals were reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. ChaSerg’s audit committee reviewed on a quarterly basis all payments that were made to the Sponsor, officers, directors or ChaSerg’s or their affiliates and determined which expenses and the amount of expenses that would be reimbursed. There was no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on ChaSerg’s behalf.

Prior to the closing of the IPO, the Sponsor agreed to loan ChaSerg up to $300,000 to be used for a portion of the expenses of its initial public offering. These loans were non-interest bearing, unsecured and were due at the earlier of December 31, 2018 or the closing of the IPO. The loan was fully repaid on October 10, 2018.

In order to fund working capital deficiencies and finance transaction costs in connection with our Business Combination, our Sponsor made loans in the amount of $530,000. In connection with the completion of our Business Combination, we issued 53,000 units, equal to 53,000 shares of Company Common Stock, and 26,500 Warrants, to Explorer, the parent entity of the Sponsor, as repayment for those loans.

Related Party Transactions Following the Business Combination

Certain equity holders have registration rights requiring the Company to register a sale of any of the Company securities held by them pursuant to the Registration Rights Agreement entered into in connection with the Business Combination. These holders are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. On June 2, 2020, the Company filed a Registration Statement on Form S-1 (No. 333-238202) that was declared effective on June 3, 2020, pursuant to the registration rights held by such holders. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company.

All ongoing and future transactions between the Company and any of its officers and directors or their respective affiliates will be on terms believed by the Company to be no less favorable to the Company than are available from unaffiliated third parties. Such transactions, including the payment of any compensation, will require prior approval by a majority of the Company’s uninterested “independent” directors (to the extent the Company has any) or the members of the Company’s board who do not have an interest in the transaction, in either case who had access, at the Company’s expense, to the Company’s attorneys or independent legal counsel. The Company will not enter into any such transaction unless its disinterested “independent” directors (or, if there are no “independent” directors, the Company’s disinterested directors) determine that the terms of such transaction are no less favorable to the Company than those that would be available to the Company with respect to such a transaction from unaffiliated third parties.

On November 13, 2019, and effective as of the closing of the Business Combination (the “Closing”), ChaSerg and each of the Sponsor, BGV, GDB International Investment Limited, GDD International Holding Company, Leonard Livschitz, Victoria Livschitz and ASL (together with any individuals or entities that are signatories thereto or hereafter become party to the agreement, the “Voting Parties”) entered into a Stockholders’ Agreement, pursuant to which, among other things, the Voting Parties agreed (i) to take all necessary action to cause the Company’s board of directors to be comprised of eight directors effective immediately following the Closing, (ii) subject to certain share ownership thresholds, to grant each of ASL and the Sponsor rights to designate two directors for election to the Company’s board of directors (and the Voting Parties will vote in favor of such designees), (iii) to designate the Chief Executive Officer of Grid Dynamics for election to the Company’s board of directors, and (iv) to designate three unaffiliated designates for election to the Company’s board of directors.

Our Existing Policies and Procedures for Related Person Transactions

The Company’s audit committee has the primary responsibility for reviewing and approving or disapproving “related person transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which a related person has or will have a direct or indirect material interest. The charter of our audit committee provides that our audit committee shall review and approve in advance any related person transaction.

We have adopted a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000, and in which any related person has a direct or indirect material interest, without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee considers the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. Our audit committee has determined that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a director, non-executive employee or beneficial owner of less than 10% of that company’s outstanding capital stock, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

PRINCIPAL AND SELLING SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of February 15, 2021 (unless otherwise specified), as adjusted to reflect the Securities that may be sold from time to time pursuant to this prospectus, for:

●	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

●	each of our named executive officers;

●	each of our directors;

●	all executive officers and directors as a group; and

●	all selling securityholders, consisting of the entities and individuals shown as having securities listed in the columns “Shares Being Offered” and “Warrants Being Offered,” as applicable.

The shares of common stock and warrants originally offered by the selling securityholders hereunder include:

●	an aggregate of 22,681,138 outstanding shares of our common stock beneficially owned by Beijing Teamsun Technology Co. Ltd and certain of our employees and directors;

●	an aggregate of 6,030,000 outstanding shares of our common stock beneficially owned by Sponsor;

●	an aggregate of 110,000 outstanding shares of our common stock beneficially owned by Cantor;

●	an aggregate of 53,000 outstanding shares of our common stock beneficially owned by Explorer, the parent entity of the Sponsor;

●	265,000 shares of our common stock issuable upon exercise of the warrants that were issued to the Sponsor in connection with ChaSerg’s initial public offering in a private placement, currently exercisable for one share of our common stock at a price of $11.50 per share (upon exercise and issuance, such shares of common stock may be offered for sale by the holders pursuant to this prospectus);

●	265,000 warrants to purchase shares of our common stock that are the warrants issued to the Sponsor in connection with ChaSerg’s initial public offering in a private placement, currently exercisable for one share of our common stock at a price of $11.50 per share;

●	55,000 shares of our common stock issuable upon exercise of the warrants that were issued to Cantor in connection with ChaSerg’s initial public offering in a private placement, currently exercisable for one share of our common stock at a price of $11.50 per share (upon exercise and issuance, such shares of common stock may be offered for sale by the holders pursuant to this prospectus);

●	55,000 warrants to purchase shares of our common stock that are the warrants issued to Cantor in connection with ChaSerg’s initial public offering in a private placement, currently exercisable for one share of our common stock at a price of $11.50 per share;

●	26,500 shares of our common stock issuable upon exercise of the warrants that were issued to Explorer in connection with the Business Combination in a private placement as consideration for repayment of loans made by the Sponsor to ChaSerg, currently exercisable for one share of our common stock at a price of $11.50 per share (upon exercise and issuance, such shares of common stock may be offered for sale by the holders pursuant to this prospectus);

●	26,500 warrants to purchase shares of our common stock that are the warrants that were issued to Explorer in connection with the Business Combination in a private placement as consideration for repayment of loans made the by Sponsor to ChaSerg, currently exercisable for one share of our common stock at a price of $11.50 per share; and

●	4,609,314 shares of our common stock issuable upon vesting in full of RSUs and PSAs granted on March 13, 2020 and May 4, 2020, to certain of our employees (upon vesting in full of the RSUs and PSAs, and issuance of the shares of our common stock pursuant to the RSUs and PSAs, such shares of common stock may be offered for sale by the holders pursuant to this prospectus). 1,722,564 of these shares were issuable upon the vesting of PSAs granted on May 4, 2020, and this number assumed the maximum number of shares subject to the PSAs would vest based on the achievement of the maximum target performance conditions for all such PSAs. In February 2021, 1,452,699 shares were issued (702,532 net of shares withheld for taxes) after the compensation committee of our board certified the achievement of certain performance metrics, resulting in 253% of the target number of PSAs vesting on the certification date.

Note that the (i) 11,000,000 shares of our common stock issuable upon exercise of public warrants that were sold in ChaSerg’s initial public offering and (ii) 1,776,500 shares of our common stock now issuable upon the exercise of options to purchase shares of our common stock granted after March 5, 2020 are not included in the following table.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options, warrants or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of February 15, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock prior to this offering on 50,878,780 shares of our common stock outstanding as of February 15, 2021 unless otherwise noted.

Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o Grid Dynamics Holdings, Inc., 5000 Executive Parkway, Suite 520, San Ramon, CA 94583.

	Shares Beneficially Owned Prior to the Offering(1)		Shares Being Offered(2)	Warrants Being Offered	Shares Beneficially Owned After the Offering
	Shares	Percentage	Shares	Warrants	Shares	Percentage
Name of Beneficial Owner
5% Securityholders:
Beijing Teamsun Technology Co. Ltd.(3)	19,490,295	38.3%	19,490,295	—	—	—
Entities affiliated with Baron Capital Group, Inc.(4)	2,612,336	5.1%	—	—	2,612,336	4.0%
Entities affiliated with Blackrock, Inc.(5)	2,948,496	5.8%	—	—	2,948,496	4.5%
Entities affiliated with Federated Hermes, Inc.(6)	2,744,600	5.4%	—	—	2,744,600	4.2%
Entities affiliated with William Blair Investment Management, LLC(7)	3,601,085	7.1%	—	—	3,601,085	5.5%
Named Executive Officers and Directors:
Lloyd Carney(8)	1,115,240	2.2%	—	—	1,115,240	1.7%
Eric Benhamou(9)	2,404,297	4.7%	2,094,850	—	309,447	*
Marina Levinson(10)	11,036	*	—	—	11,036	*
Leonard Livschitz(11)	2,717,928	5.1%	1,732,219	—	1,985,459	3.0%
Michael Southworth(12)	11,456	*	—	—	11,456	*
Weihang Wang(13)	9,772	*	—	—	9,772	*
Yueou Wang(14)	200,375	*	—	—	200,375	*
Shuo Zhang(15)	224,619	*	139,655	—	84,964	*
Victoria Livschitz(16)	1,446,131	2.8%	1,088,066	—	525,190	*
Yury Gryzlov(17)	423,610	*	238,064	—	352,671	*
Other Executive Officers:
Anil Doradla(18)	115,363	*	244,988	—	37,500	*
Max Martynov (19)	359,989	*	237,978	—	289,136	*
Vadim Kozyrkov(20)	360,038	*	238,027	—	289,136	*
Stan Klimoff(21)	360,033	*	346,483	—	180,675	*

All executive officers and directors as a group (14 persons)	9,759,887	17.6%	6,360,330	—	5,402,057	8.3%
Other Selling Securityholders:
Cantor Fitzgerald & Co.(22)	165,000	*	165,000	55,000	—	—
ChaSerg Technology Sponsor LLC (23)	726,667	1.4%	726,667	—	—	—
Explorer Parent LLC (24)	1,034,442	*	79,500	291,500	928,442	1.4%
Employees hired from 2006 to 2010(25)	316,418	*	254,991		253,927	*
Employees hired from 2013 to 2016(26)	282,618	*	181,554		233,314	*

(*)	Represents beneficial ownership of less than 1%.

(1)	The percentage of beneficial ownership on the record date is calculated based on 50,878,780 shares of our common stock as of February 15, 2021, adjusted for each owner’s options, warrants or restricted stock units held by that person that are currently exercisable or exercisable within 60 days of February 15, 2021, if any. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.
(2)	Includes certain outstanding shares of our common stock, certain shares of our common stock issuable upon exercise of warrants issued in connection with ChaSerg’s initial public offering in private placements, and certain shares of our common stock issuable upon vesting in full of the RSUs and PSAs granted on March 13, 2020, and May 4, 2020, to certain of our employees.
(3)	Consists of 19,490,295 outstanding shares of our common stock. Beijing Teamsun Technology Co. Ltd. (“Beijing Teamsun”) is the ultimate parent of GDD International Holdings Company (“GDD”), through its subsidiaries Teamsun Technology (HK) Limited (“Teamsun”), Automated Systems Holdings Limited (“ASL”) and GDB International Investment Limited (“GDB”). Beijing Teamsun, GDD, Teamsun, ASL and GDB share voting and dispositive power of all these shares. The address of ASL, GDB and GDD is 15/F, Topsail Plaza, 11 On Sum Street, Shain, Hong Kong, the address of Teamsun is Unit 907, 9th Floor, Tai Yau Building, 181 Johnston Road, Wanchai, Hong Kong and the address of Beijing Teamsun is Room 501, 5/F., No. 23 Building, 10 East Block XiBeiWang East Road, HaiDian District, Beijing, China.
(4)	Based solely on information contained in a Schedule 13G filed on February 11, 2021. BAMCO Inc. (“BAMCO”), Baron Capital Group, Inc. (“BCG”), Baron Capital Management, Inc. (“BCM”), and Ronald Baron, have shared voting power and shared dispositive power over these securities. BAMCO and BCM are subsidiaries of BCG and Ronald Baron owns a controlling interest in BCG. The principal business address for each of the entities and persons identified in this footnote is 767 Fifth Avenue, 49th Floor, New York, NY 10153.
(5)	Based solely on information contained in a Schedule 13G filed on February 2, 2021. This securityholder has sole power to dispose or to direct the disposition of these securities. The securityholder’s principal business address is 55, East 52nd Street, New York, NY 10055.

(6)	Based solely on information contained in a Schedule 13G filed on February 12, 2021. Federated Hermes, Inc. (the “Parent”) the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the “Investment Advisers”), which act as investment advisers to registered investment companies and separate accounts that own these securities (the “Reported Securities”). The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is a wholly owned subsidiary of the Parent. All of the Parent’s outstanding voting stock is held in the Voting Shares Irrevocable Trust (the “Trust”) for which Thomas R. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the “Trustees”). The Trustees exercise collective voting control over the Parent. The Parent, the Trust, and each of the Trustees expressly disclaim beneficial ownership of the Reported Securities. The principal business address for each of the entities and persons identified in this footnote is 1001 Liberty Avenue, Pittsburgh, PA 15222-3779.
(7)	Based solely on information contained in a Schedule 13G filed on February 10, 2021. This securityholder has sole power to dispose or to direct the disposition of these securities. The securityholder’s principal business address is 55, East 52nd Street, New York, NY 10055.
(8)	Consists of (a) 1,025,324 shares held of record by Mr. Carney, (b) 82,150 shares held of record by The Lloyd A. Carney Revocable Trust dated September 25, 1995, of which Mr. Carney serves as trustee, and (c) 7,766 shares subject to RSUs that vest within 60 days of February 15, 2021.
(9)	Consists of (a) 238,228 shares held of record by Mr. Benhamou, (b) 2,094,850 shares held of record by BGV Opportunity Fund LP for which Mr. Benhamou is an officer, director and general partner, (c) 63,533 shares subject to options exercisable within 60 days of February 15, 2021, all of which have vested as of such date, and (d) 7,686 shares subject to RSUs that vest within 60 days of February 15, 2021.
(10)	Consists of (a) 3,751 shares held of record by Ms. Levinson and (b) 7,285 shares subject to RSUs that vest within 60 days of February 15, 2021.
(11)	Consists of (a) 399,219 shares held of record by Mr. Livschitz, (b) 1,985,459 shares subject to options exercisable within 60 days of February 15, 2021, all of which have vested as of such date, and (c) 333,250 shares subject to RSUs that vest within 60 days of February 15, 2021. Mr. Livschitz was granted (a) 1,333,000 RSUs on March 13, 2020, certain of which vest within 60 days of February 15, 2021, and (b) 999,750 PSAs on May 4, 2020. The 999,750 PSAs assumed that Mr. Livschitz would achieve the maximum target performance conditions for this grant (equal to 300% of the target number of PSAs subject to this award). In February 2021, the compensation committee of our board certified the achievement of the performance conditions for this grant, resulting in Mr. Livschitz receiving 399,219 shares upon the PSAs vesting (equal to 253% of the target number of PSAs subject to this award, and after accounting for PSAs withheld for tax purposes). Upon vesting in full of such RSUs and PSAs, and issuance of the shares of our common stock pursuant to the RSUs and PSAs, such shares of common stock may be offered for sale by Mr. Livschitz pursuant to this prospectus.
(12)	Consists of (a) 4,091 shares held of record by Mr. Southworth and (b) 7,365 shares subject to RSUs that vest within 60 days of February 15, 2021.
(13)	Consists of (a) 2,727 shares held of record by Mr. Wang and (b) 7,045 shares subject to RSUs that vest within 60 days of February 15, 2021.
(14)	Consists of (a) 2,727 shares held of record by Mr. Wang and (b) 7,045 shares subject to RSUs that vest within 60 days of February 15, 2021.
(15)	Consists of (a) 14,146 shares held of record by Ms. Zhang, (b) 139,655 shares held of record by Renascia Fund B LLC for which Ms. Zhang is the managing member and chief executive, (c) 63,533 shares subject to options exercisable within 60 days of February 15, 2021, all of which have vested as of such date, and (d) 7,285 shares subject to RSUs that vest within 60 days of February 15, 2021.
(16)	Consists of (a) 40,687 shares held of record by Ms. Livschitz, (b) 277,804 shares held of record by the Victoria Livschitz Charitable Trust for which Ms. Livschitz serves as trustee, (c) 119,343 shares held by the Livschitz Children’s Charitable Trust for which Ms. Livschitz serves as trustee, (d) 576,732 shares held by VLSK2019 LLC for which Ms. Livschitz is a member, (e) 399,190 shares subject to options exercisable within 60 days of February 15, 2021, and (f) 32,375 shares subject to RSUs that vest within 60 days of February 15, 2021. Ms. Livschitz was granted 129,500 RSUs on March 13, 2020, 70,000 RSUs on May 4, 2020, and 97,125 PSAs on May 4, 2020, certain of which vest within 60 days of February 15, 2021. The 97,125 PSAs assumed that Ms. Livschitz would achieve the maximum target performance conditions for this grant (equal to 300% of the target number of PSAs subject to this award). In February 2021, the compensation committee of our board certified the achievement of the performance conditions for this grant, resulting in Ms. Livschitz receiving 40,687 shares upon the PSAs vesting (equal to 253% of the target number of PSAs subject to this award, and after accounting for PSAs withheld for tax purposes). Upon vesting in full of such RSUs and PSAs, and issuance of the shares of our common stock pursuant to the RSUs and PSAs, such shares of common stock may be offered for sale by Ms. Livschitz pursuant to this prospectus.
(17)	Consists of (a) 38,564 shares held of record by Mr. Gryzlov, (b) 352,671 shares subject to options exercisable within 60 days of February 15, 2021, and (c) 32,375 shares subject to RSUs that vest within 60 days of February 15, 2021. Mr. Gryzlov was granted 129,500 RSUs on March 13, 2020, 70,000 RSUs on May 4, 2020, and 97,125 PSAs on May 4, 2020, certain of which vest within 60 days of February 15, 2021. The 97,125 PSAs assumed that Mr. Gryzlov would achieve the maximum target performance conditions for this grant (equal to 300% of the target number of PSAs subject to this award). In February 2021, the compensation committee of our board certified the achievement of the performance conditions for this grant, resulting in Mr. Gryzlov receiving 38,564 shares upon the PSAs vesting (equal to 253% of the target number of PSAs subject to this award, and after accounting for PSAs withheld for tax purposes). Upon vesting in full of such RSUs and PSAs, and issuance of the shares of our common stock pursuant to the RSUs and PSAs, such shares of common stock may be offered for sale by Mr. Gryzlov pursuant to this prospectus.
(18)	Consists of (a) 47,988 shares held of record by Mr. Doradla, (b) 35,000 shares subject to options exercisable within 60 days of February 15, 2021, and (c) 32,375 shares subject to RSUs that vest within 60 days of February 15, 2021. Mr. Doradla was granted 129,500 RSUs on March 13, 2020, 70,000 RSUs on May 4, 2020, and 97,125 PSAs on May 4, 2020, certain of which vest within 60 days of February 15, 2021. The 97,125 PSAs assumed that Mr. Doradla would achieve the maximum target performance conditions for this grant (equal to 300% of the target number of PSAs subject to this award). In February 2021, the compensation committee of our board certified the achievement of the performance conditions for this grant, resulting in Mr. Doradla receiving 45,488 shares upon the PSAs vesting (equal to 253% of the target number of PSAs subject to this award, and after accounting for PSAs withheld for tax purposes). Upon vesting in full of such RSUs and PSAs, and issuance of the shares of our common stock pursuant to the RSUs and PSAs, such shares of common stock may be offered for sale by Mr. Doradla pursuant to this prospectus.

(19)	Consists of (a) 38,478 shares held of record by Mr. Martynov, (b) 289,136 shares subject to options exercisable within 60 days of February 15, 2021, and (c) 32,375 shares subject to RSUs that vest within 60 days of February 15, 2021. Mr. Martynov was granted 129,500 RSUs on March 13, 2020, 70,000 RSUs on May 4, 2020, and 97,125 PSAs on May 4, 2020, certain of which vest within 60 days of February 15, 2021. The 97,125 PSAs assumed that Mr. Martynov would achieve the maximum target performance conditions for this grant (equal to 300% of the target number of PSAs subject to this award). In February 2021, the compensation committee of our board certified the achievement of the performance conditions for this grant, resulting in Mr. Martynov receiving 38,478 shares upon the PSAs vesting (equal to 253% of the target number of PSAs subject to this award, and after accounting for PSAs withheld for tax purposes). Upon vesting in full of such RSUs and PSAs, and issuance of the shares of our common stock pursuant to the RSUs and PSAs, such shares of common stock may be offered for sale by Mr. Martynov pursuant to this prospectus.
(20)	Consists of (a) 38,527 shares held of record by Mr. Kozyrkov, (b) 289,136 shares subject to options exercisable within 60 days of February 15, 2021, and (c) 32,375 shares subject to RSUs that vest within 60 days of February 15, 2021. Mr. Kozyrkov was granted 129,500 RSUs on March 13, 2020, 70,000 RSUs on May 4, 2020, and 97,125 PSAs on May 4, 2020, certain of which vest within 60 days of February 15, 2021. The 97,125 PSAs assumed that Mr. Kozyrkov would achieve the maximum target performance conditions for this grant (equal to 300% of the target number of PSAs subject to this award). In February 2021, the compensation committee of our board certified the achievement of the performance conditions for this grant, resulting in Mr. Kozyrkov receiving 38,527 shares upon the PSAs vesting (equal to 253% of the target number of PSAs subject to this award, and after accounting for PSAs withheld for tax purposes). Upon vesting in full of such RSUs and PSAs, and issuance of the shares of our common stock pursuant to the RSUs and PSAs, such shares of common stock may be offered for sale by Mr. Kozyrkov pursuant to this prospectus.
(21)	Consists of (a) 38,524 shares held of record by Mr. Klimoff, (b) 108,459 shares held of record by the O. Fox Charitable Trust for which Mr. Klimoff is the trustee, (c) 180,675 shares subject to options exercisable within 60 days of February 15, 2021, and (d) 32,375 shares subject to RSUs that vest within 60 days of February 15, 2021. Mr. Klimoff was granted 129,500 RSUs on March 13, 2020, 70,000 RSUs on May 4, 2020, and 97,125 PSAs on May 4, 2020, certain of which vest within 60 days of February 15, 2021. The 97,125 PSAs assumed that Mr. Klimoff would achieve the maximum target performance conditions for this grant (equal to 300% of the target number of PSAs subject to this award). In February 2021, the compensation committee of our board certified the achievement of the performance conditions for this grant, resulting in Mr. Klimoff receiving 38,524 shares upon the PSAs vesting (equal to 253% of the target number of PSAs subject to this award, and after accounting for PSAs withheld for tax purposes). Upon vesting in full of such RSUs and PSAs, and issuance of the shares of our common stock pursuant to the RSUs and PSAs, such shares of common stock may be offered for sale by Mr. Klimoff pursuant to this prospectus.
(22)	Consists of (a) 110,000 outstanding shares of our common stock and (b) 55,000 shares subject to warrants exercisable within 60 days of February 15, 2021, some of which are held by Chardan Capital Markets, LLC. The business address of Cantor is 110 East 59th Street, New York, NY 10022.
(23)	Based solely on information contained in a Schedule 13D filed on February 1, 2021. Consists of 726,700 outstanding shares of our common stock. The Sponsor is the record holder of the shares reported herein. Alex Vieux and Steven Fletcher are the managing members of the Sponsor and exercise voting and dispositive control over the shares. The business address of the Sponsor and these individuals is 533 Airport Blvd, Suite 400, Burlingame, CA 94010.
(24)	Based solely on information contained in a Schedule 13D filed on February 1, 2021. Consists of (a) 897,942 outstanding shares of our common stock and (b) 291,500 shares subject to warrants exercisable within 60 days of February 25, 2021. The business address of Explorer is 533 Airport Blvd, Suite 400, Burlingame, CA 94010.
(25)	Consists of selling stockholder employees not otherwise listed in this table whom within the groups indicated collectively own less than 1% of our common stock. Consists of 253,927 shares subject to options exercisable within 60 days of February 15, 2021, certain of which have vested as of such date. These employees were also granted 110,000 RSUs on March 13, 2020, 110,000 RSUs on May 4, 2020, and 82,500 PSAs on May 4, 2020, certain of which vest within 60 days of February 15, 2021. The 82,500 PSAs assumed that these employees would each achieve the maximum target performance conditions for their grants (equal to 300% of the target number of PSAs subject to each award). In February 2021, the compensation committee of our board certified the achievement of the performance conditions for these grants, resulting in these employees receiving 34,991 shares in total upon the PSAs vesting (equal to 253% of the target number of PSAs subject to these awards, and after accounting for PSAs withheld for tax purposes). Upon vesting in full of such RSUs and PSAs, and issuance of the shares of our common stock pursuant to the RSUs and PSAs, such shares of common stock may be offered for sale by these employees pursuant to this prospectus.
(26)	Consists of selling stockholder employees not otherwise listed in this table whom within the groups indicated collectively own less than 1% of our common stock. Consists of 239,564 shares subject to options exercisable within 60 days of February 15, 2021, certain of which have vested as of such date. These employees were also granted 60,000 RSUs on March 13, 2020, 93,500 RSUs on May 4, 2020, and 57,564 PSAs on May 4, 2020, certain of which vest within 60 days of February 15, 2021. The 57,564 PSAs assumed that these employees would each achieve the maximum target performance conditions for their grants (equal to 300% of the target number of PSAs subject to each award). In February 2021, the compensation committee of our board certified the achievement of the performance conditions for these grants, resulting in these employees receiving 28,054 shares in total upon the PSAs vesting (equal to 253% of the target number of PSAs subject to these awards, and after accounting for PSAs withheld for tax purposes). Upon vesting in full of such RSUs and PSAs, and issuance of the shares of our common stock pursuant to the RSUs and PSAs, such shares of common stock may be offered for sale by these employees pursuant to this prospectus.

Please see the sections titled “Management” and “Certain Relationships, Related Party and Other Transactions” appearing elsewhere in this prospectus for information regarding material relationships with our selling stockholders within the past three years.

DESCRIPTION OF SECURITIES

General

The following is a summary of the rights of our securities and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of the DGCL.

Authorized and Outstanding Stock

Our amended and restated certificate of incorporation authorizes us to issue up to 110,000,000 shares of common stock, $0.0001 par value per share, and 1,000,000 shares of preferred stock, $0.0001 par value per share.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting are able to elect all of the directors.

Dividend Rights

Holders of common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock unless the shares of common stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of our common stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of our preferred stock have been satisfied, as may be established by our board of directors.

Preemptive or Other Rights

Our stockholders will have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock.

Election of Directors

Our amended and restated certificate of incorporation provides for our board of directors to be divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. There is no cumulative voting with respect to the election of directors, with the result that the election of all directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

As of February 15, 2021, there were 50,878,780 shares of our common stock issued and outstanding.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue the unissued shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. No shares of preferred stock are outstanding and we have no present plan to issue any shares of preferred stock.

Warrants

Following the Business Combination, each warrant outstanding for the purchase of shares of ChaSerg Class A Common Stock became, in accordance with its terms, exercisable for one share of our common stock, with all other terms of such warrants remaining unchanged. In addition, and we assumed all rights and obligations under ChaSerg’s existing Warrant Agreement (as described below).

As of February 15, 2021, there were outstanding an aggregate of 11,346,494 warrants to acquire our common stock. Each warrant entitles the holder thereof to purchase one share of our common stock at $11.50 per share.

Redeemable Warrants

Public Stockholders’ Warrants

Each whole warrant entitles the registered holder to purchase one share of our common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of ChaSerg’s initial public offering or 30 days after the completion of the Business Combination. Pursuant to the Warrant Agreement (as described below), a warrantholder may exercise its warrants only for a whole number of shares of our common stock. This means that only a whole warrant may be exercised at any given time by a warrantholder. No fractional warrants were issued upon separation of the units and only whole warrants will trade. Accordingly, unless a holder purchased at least two units, the holder will not be able to receive or trade a whole warrant.

The warrants expire five years after the completion of the Business Combination, at 5:00 p.m., Eastern time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of our common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of our common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of our common stock upon exercise of a warrant unless our common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

In connection with the Business Combination, on June 2, 2020 we filed a registration statement on Form S-1 with the SEC covering the shares of our common stock issuable upon exercise of the warrants. We have agreed to maintain a current prospectus relating to those shares of common stock until the warrants expire or are redeemed, per the Warrant Agreement (as described below).

We may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and

●	if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrantholders.

We may not exercise our redemption right if the issuance of shares of our common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of our common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in the initial public offering.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrantholder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of our common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of the warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” is the average reported last sale price of our common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after the Business Combination. If we call our warrants for redemption and our management does not take advantage of this option, our Sponsor and its permitted transferees would still be entitled to exercise their placement warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each whole warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) and (ii) one (1) minus the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, any consideration received for such rights will be taken into account, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of common stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of common stock in connection with a stockholder vote to amend our amended and restated certificate of incorporation (i) to modify the substance or timing of our obligation to redeem 100% of our common stock if we do not complete our initial business combination within 18 months from the closing of ChaSerg’s initial public offering or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of shares sold in ChaSerg’s initial public offering upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of its assets or other property as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrants were issued in registered form under a Warrant Agreement, which we have now assumed, between Continental Stock Transfer & Trust Company, as warrant agent, and ChaSerg. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of common stock to be issued to the warrantholder.

Placement Warrants

Except as described below, the placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in ChaSerg’s initial public offering, including as to exercise price, exercisability and exercise period. The placement warrants (including our common stock issuable upon exercise of the placement warrants) were not transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions as described under the section titled “Restrictions on Transfers of Earnout Shares,” to our officers and directors and other persons or entities affiliated with the Sponsor or Cantor and/or its designees). They will also be exercisable on a cashless basis and will not be redeemable by us so long as they are held by the Sponsor, Cantor and/or their permitted transferees. The Sponsor, Cantor and/or their permitted transferees, have the option to exercise the placement warrants on a cashless basis. If the placement warrants are held by holders other than the Sponsor, Cantor and/or their permitted transferees, the placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in ChaSerg’s initial public offering. In addition, for as long as the placement warrants are held by Cantor and/or its designees or affiliates, they may not be exercised after five years from the effective date of the registration statement used in connection with ChaSerg’s initial public offering.

If holders of the placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we agreed that these warrants would be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees is that the Sponsor is, and its transferees could be, affiliated with us following the Business Combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. Accordingly, unlike public stockholders who could sell the shares of common stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to fund working capital deficiencies and finance transaction costs in connection with our Business Combination, the Sponsor made loans in the amount of $530,000. In connection with the completion of our Business Combination, ChaSerg issued 53,000 units, equal to 53,000 shares of its common stock, and 26,500 placement warrants, to Explorer, the parent entity of the Sponsor, as repayment for those loans.

Restrictions on Transfer of Earnout Shares

In connection with the Business Combination, the Sponsor and Cantor entered into a side letter with us pursuant to which, among other things, each of the Sponsor and Cantor agreed to refrain from selling, transferring or otherwise disposing of up to 1,090,000 and 110,000 shares, respectively, of our common stock (such portion, the “Earnout Shares”) that it holds, until certain release events have been realized. Such Earnout Shares were automatically converted to shares of our common stock following the Business Combination. Under the terms of the side letter, each of the Sponsor and Cantor is able to sell or transfer one-third of its respective Earnout Shares upon the price of our common stock reaching a price of $12.00 per share, an additional one-third of its respective Earnout Shares upon the stock price reaching a price of $13.50 per share and the final one-third of its respective Earnout Shares upon the stock price reaching a price of $15.00 per share, in each case where such price targets were achieved for a minimum of 20 days out of a 30-day trading period during the applicable earn out period. The $12.00 per share price threshold was met in January 2021 and the $13.50 per share price threshold was met in March 2021.

Our Transfer Agent and Warrant Agent

The transfer agent and registrar for our common stock and warrants is Continental Stock Transfer & Trust Company.

Certain Anti-Takeover Provisions of Delaware Law, Successor’s Amended and Restated Certificate of Incorporation, and Successor’s Bylaws

Our amended and restated certificate of incorporation provides that our board of directors is classified into three classes of directors. As a result, in most circumstances, a person will be able to gain control of our board only by successfully engaging in a proxy contest at three or more annual meetings.

Our amended and restated certificate of incorporation does not provide for any action required or permitted to be taken by stockholders to be effected by written consent. Our amended and restated certificate of incorporation provides that directors may be removed prior to the expiration of their terms by stockholders only for cause and upon the affirmative vote of at least a majority of the voting power of all outstanding common stock.

Our amended and restated certificate of incorporation requires that changes or amendments to the amended and restated certificate of incorporation or the amended and restated bylaws must be approved by at least a majority of the voting power of the then-outstanding common stock.

Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Instead, our board of directors is empowered to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director in certain circumstances. Our advance notice procedures include requirements that the stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting.

Our amended and restated certificate of incorporation provides that special meetings of stockholders may be called only by the chairman of our board of directors, our chief executive officer or a majority of our board of directors, and stockholders are specifically denied the right to call special meetings.

Our amended and restated certificate of incorporation provides that stockholders seeking to bring business before any meeting of stockholders or to nominate candidates for election as directors at any meeting of stockholders must provide advance notice as provided in our amended and restated bylaws. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company.

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following (except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction):

●	any derivative action or proceeding brought on our behalf;

●	any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers or other employees to us or our stockholders;

●	any action arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or amended and restated bylaws;

●	any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; and

●	any other action asserting a claim that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware.

However, notwithstanding the exclusive forum provisions, our amended and restated bylaws explicitly state that they would not preclude the filing of claims brought to enforce any liability or duty created under federal securities laws, including the Exchange Act or Securities Act.

Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

In addition, our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Registration Rights Agreement

We entered into an amended and restated registration rights agreement with the Sponsor and certain holders party thereto (the “Existing Holders”) (as amended and restated, the “Registration Rights Agreement”). Under the Registration Rights Agreement, within 45 calendar days after consummation of the Business Combination, we were required to register for resale our common stock issuable for (i) shares of common stock held by any Existing Holders immediately following the closing of the Business Combination, (ii) any of the 640,000 units issued in private placement transactions by us in October 2018 and (iii) any other equity securities of ours issued or issuable with respect to any securities referenced in clause (i) and (ii) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively, “Registrable Securities”).

The holders of a majority-in-interest of the Registrable Securities held by the Existing Holders and any of their permitted transferees were entitled to demand that we register the resale of such securities; provided, however, that we are not be required to effect an underwritten offering for any resale of Registrable Securities on a Registration Statement on Form S-3 unless such underwritten offering is reasonably expected to result in gross proceeds in excess of $10 million.

The Existing Holders and their permitted transferees also have certain “piggy-back” registration rights with respect to registration statements and rights to require us to register for resale such securities. We will bear the expenses incurred in connection with the filing of any such registration statements.

Warrant Agreement

After giving effect to the Business Combination, we assumed all rights and obligations under ChaSerg’s Warrant Agreement entered into on October 4, 2018 between ChaSerg and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”). Pursuant to the Warrant Agreement, ChaSerg agreed to use its best efforts to file a registration statement with the SEC registering resales of shares of common stock issuable upon the exercise of the Private Warrants held by the Sponsor and the Public Warrants, in addition to certain other securities, as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination. ChaSerg agreed to use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants. Warrant holders may, during any period when we fail to maintain an effective registration statement covering the common stock issuable upon exercise of the warrants, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available.

Stockholders’ Agreement

On November 13, 2019, and effective as of the closing of the Business Combination (the “Closing”), ChaSerg and each of the Sponsor, BGV, GDB International Investment Limited, GDD International Holding Company, Leonard Livschitz, Victoria Livschitz and ASL (together with any individuals or entities that are signatories thereto or hereafter become party to the agreement, the “Voting Parties”) entered into a Stockholders’ Agreement, pursuant to which, among other things, the Voting Parties agreed (i) to take all necessary action to cause the our board of directors to be comprised of eight directors effective immediately following the Closing, (ii) subject to certain share ownership thresholds, to grant each of ASL and the Sponsor rights to designate two directors for election to the Company’s board of directors (and the Voting Parties will vote in favor of such designees), (iii) to designate the Chief Executive Officer of Grid Dynamics for election to our board of directors, and (iv) to designate three unaffiliated designates for election to our board of directors.

Rule 144

A person who has beneficially owned restricted shares of common stock for at least six months would be entitled to sell their shares provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of common stock for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

●	1% of the number of shares then outstanding; and

●	the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about our company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

●	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Following the consummation of the business combination, we are no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Exchange Listing

Our common stock and warrants are listed on NASDAQ under the symbols “GDYN” and “GDYNW,” respectively.

PLAN OF DISTRIBUTION

We are registering the issuance by us of up to 11,000,000 shares of our common stock issuable upon the exercise the Public Warrants. We are registering the other Securities covered by this prospectus to permit the selling securityholders to conduct public secondary trading of these Securities from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the Securities offered by this prospectus. We will receive up to an aggregate of approximately $130,484,750 from the exercise of the Warrants assuming the exercise in full of all of the Warrants for cash. The aggregate proceeds to the selling securityholders from the sale of the Securities will be the purchase price of the Securities less any discounts and commissions. We will not pay any brokers’ or underwriters’ discounts and commissions in connection with the registration and sale of the Securities covered by this prospectus. The selling securityholders reserve the right to accept and, together with their respective agents, to reject, any proposed purchases of Securities to be made directly or through agents.

The Securities offered by this prospectus may be sold from time to time to purchasers:

●	directly by the selling securityholders, or

●	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling securityholders or the purchasers of the Securities.

Any underwriters, broker-dealers or agents who participate in the sale or distribution of the Securities may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any discounts, commissions or concessions received by any such broker-dealer or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters are subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities under the Securities Act and the Exchange Act. We will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. To our knowledge, there are currently no plans, arrangements or understandings between the selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Securities by the selling securityholders.

The Securities may be sold in one or more transactions at:

●	fixed prices;

●	prevailing market prices at the time of sale;

●	prices related to such prevailing market prices;

●	varying prices determined at the time of sale; or

●	negotiated prices.

These sales may be effected in one or more transactions:

●	on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale, including NASDAQ;

●	in the over-the-counter market;

●	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

●	any other method permitted by applicable law; or

●	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

At the time a particular offering of the Securities is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the selling securityholders, the aggregate amount of Securities being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers. We may suspend the sale of Securities by the selling securityholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

The selling securityholders will act independently of us in making decisions with respect to the timing, manner, and size of each resale or other transfer. There can be no assurance that the selling securityholders will sell any or all of the Securities under this prospectus. Further, we cannot assure you that the selling securityholders will not transfer, distribute, devise or gift the Securities by other means not described in this prospectus. In addition, any Securities covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The Securities may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling securityholders and any other person participating in the sale of the Securities will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the particular Securities being distributed. This may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

With respect to those Securities being registered pursuant to the Registration Rights Agreement, we have agreed to indemnify or provide contribution to the selling securityholders and all of their officers, directors and control persons, as applicable, and certain underwriters effecting sales of the Securities against certain liabilities, including certain liabilities under the Securities Act. The selling securityholders have agreed to indemnify us in certain circumstances against certain liabilities, including certain liabilities under the Securities Act. The selling securityholders may indemnify any broker or underwriter that participates in transactions involving the sale of the Securities against certain liabilities, including liabilities arising under the Securities Act.

For additional information regarding expenses of registration, see the section titled “Use of Proceeds.”

Exercise of Warrants

The Warrants may be exercised upon the surrender of the certificate evidencing such warrant on or before the expiration date at the offices of the warrant agent, Continental Stock Transfer & Trust Company, in the Borough of Manhattan, City and State of New York, with the subscription form, as set forth in the Warrants, duly executed, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrants will be required to be exercised on a cashless basis in the event of a redemption of the Warrants pursuant to the warrant agreement governing such Warrants in which our board of directors has elected to require all holders of the Warrants who exercise their Warrants to do so on a cashless basis. In such event, such holder may exercise his, her or its warrants on a cashless basis by paying the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants to be exercised, multiplied by the difference between the exercise price of the Warrants and the “Fair Market Value” (defined below) by (y) the Fair Market Value. The “Fair Market Value” means the average last sale price of our common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

No fractional shares will be issued upon the exercise of the Warrants. If, upon the exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon the exercise, round up or down to the nearest whole number the number of shares of common stock to be issued to such holder, pursuant to the agreement governing such Warrant.

LEGAL MATTERS

The validity of the Securities offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The audited consolidated financial statements of Grid Dynamics Holdings, Inc. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP (“GT”), independent registered public accountants upon the authority of said firm as experts in accounting and auditing.

Change in Certifying Accountant

WithumSmith+Brown, PC (“Withum”) served as the independent registered public accounting firm for ChaSerg, the legal predecessor of Grid Dynamics Holdings, Inc., the registrant (the “Company”), and its subsidiaries for the period from May 21, 2018 (inception) through the year ended December 31, 2019, and the subsequent interim period until March 13, 2020. On March 13, 2020, the Audit Committee of the Board of Directors of the Company approved the change in the Company’s independent registered public accounting firm, effective March 13, 2020, to GT. GT previously served as the independent registered public accounting firm for Grid Dynamics International, Inc., which was acquired by ChaSerg on March 5, 2020 pursuant to the Business Combination.

Withum’s report on ChaSerg’s consolidated financial statements as of December 31, 2019 and 2018, and for the years then ended, did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles, except that such audit report contained an explanatory paragraph in which Withum expressed substantial doubt as to ChaSerg’s ability to continue as a going concern if it did not complete a business combination by April 9, 2020. During the period of Withum’s engagement by ChaSerg, and the subsequent interim period preceding Withum’s dismissal, there were no disagreements with Withum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Withum, would have caused it to make a reference to the subject matter of the disagreement in connection with its reports covering such periods. In addition, no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, occurred within the period of Withum’s engagement and subsequent interim period preceding Withum’s dismissal.

During the period from May 21, 2018 (ChaSerg’s inception) through December 31, 2019 and the subsequent interim period preceding the engagement of GT, neither the Company nor anyone on its behalf consulted GT regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company or oral advice was provided that GT concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of a disagreement (as described in Item 304(a)(1)(iv) of Regulation S-K) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company provided Withum with a copy of the foregoing disclosures in connection with the filing of a Form 8-K on March 17, 2020, and requested that Withum furnish a letter addressed to the Securities and Exchange Commission, as required by Item 304(a)(3) of Regulation S-K stating whether it agreed with such disclosures, and if not, stating the respects in which it did not agree. A copy of the letter was filed as an exhibit to the Form 8-K filed on March 17, 2020 and is incorporated by reference to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock and the warrants to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and the Securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

We are subject to the informational reporting requirements of the Exchange Act. We file reports, proxy statements and other information with the SEC under the Exchange Act. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. Our website address is www.griddynamics.com. The information on, or that can be accessed through, our website is not part of this prospectus.

GRID DYNAMICS HOLDINGS, INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Grid Dynamics Holdings, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Grid Dynamics Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income/(loss) and comprehensive income/(loss), convertible preferred stock and stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2017.

San Francisco, California

March 5, 2021

GRID DYNAMICS HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of
	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$112,745	$42,189
Accounts receivable, net of allowance of $418, and $20 as of December 31, 2020 and December 31, 2019	16,890	13,893
Unbilled receivables	1,799	5,036
Prepaid income taxes	821	308
Deferred transaction costs	—	1,878
Prepaid expenses and other current assets	2,361	2,711
Total current assets	134,616	66,015
Property and equipment, net	4,095	4,024
Intangible assets, net	8,125	18
Deferred income taxes	5,609	1,474
Goodwill	14,690	—
Total assets	$167,135	$71,531

Liabilities and equity
Current liabilities
Accounts payable	$757	$768
Accrued liabilities	628	1,188
Accrued compensation and benefits	7,479	5,337
Accrued income taxes	1,248	869
Other current liabilities	3,206	138
Total current liabilities	13,318	8,300
Deferred tax liabilities	2,093	—
Total liabilities	15,411	8,300

Commitments and contingencies (Note 15)
Convertible preferred stock, no par value, 0 and 1,047,942 shares authorized and outstanding as of December 31, 2020 and December 31, 2019, respectively	—	9,187

Stockholders’ equity (Note 9)
Common stock, $0.0001 par value; 110,000,000 shares authorized; 50,878,780 and 21,644,392 issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	5	2
Additional paid-in capital	128,930	18,650
Retained earnings	22,793	35,392
Accumulated other comprehensive loss	(4)	—
Total stockholders’ equity	151,724	54,044
Total liabilities, convertible preferred stock, and stockholders’ equity	$167,135	$71,531

The accompanying notes are an integral part of these consolidated financial statements.

GRID DYNAMICS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)
(In thousands, except per share data)

	For the years ended December 31,
	2020	2019	2018
Revenue	$111,283	$118,326	$91,865
Cost of revenue	69,662	70,090	52,559
Gross profit	41,621	48,236	39,306

Operating expenses
Engineering, research, and development	9,311	4,346	2,643
Sales and marketing	10,051	6,947	5,200
General and administrative	37,707	21,318	17,634
Total operating expenses	57,069	32,611	25,477

Income/(loss) from operations	(15,448)	15,625	13,829

Other income/(expenses), net	236	(176)	(746)

Income/(loss) before income taxes	(15,212)	15,449	13,083
Provision/(benefit) for income taxes	(2,613)	4,642	3,855
Net income/(loss)	$(12,599)	$10,807	$9,228
Foreign currency translation adjustments, net of tax	(4)	—	—
Comprehensive income/(loss)	$(12,603)	$10,807	$9,228

Earnings/(loss) per share
Basic	$(0.28)	$0.49	$0.46
Diluted	$(0.28)	$0.49	$0.46

Weighted average shares outstanding
Basic	44,737	21,118	20,217
Diluted	44,737	21,122	20,217

The accompanying notes are an integral part of these consolidated financial statements.

GRID DYNAMICS HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
(In thousands)

	Convertible Preferred Stock		Common Stock		Additional paid-in	Retained	Accumulated Other Comprehensive	Total stockholders’
	Shares	Amount	Shares	Amount	capital	earnings	Loss	equity
Balance at December 31, 2017	—	$—	12,000	$—	$7,038	$17,357	$—	$24,395
Retroactive application of recapitalization (Note 3)	—	—	8,217	2	(2)	—	—	—
Adjusted balance beginning of period	—	—	20,217	2	7,036	17,357	—	24,395

Dividends declared	—	—	—	—	—	(2,000)	—	(2,000)
Stock-based compensation	—	—	—	—	1,756	—	—	1,756
Net income	—	—	—	—	—	9,228	—	9,228
Balance at December 31, 2018	—	—	20,217	2	8,792	24,585	—	33,379
Net income	—	—	—	—	—	10,807		10,807
Stock-based compensation	—	—	—	—	2,441	—		2,441
Issuance of common and preferred stock, net of $96 issuance costs	1,048	9,187	1,048	—	5,717	—		5,717
Exercise of stock options	—	—	379	—	1,700	—	—	1,700
Balance at December 31, 2019	1,048	9,187	21,644	2	18,650	35,392	—	54,044
Net loss	—	—		—	—	(12,599)	—	(12,599)
Stock-based compensation	—	—	—	—	20,006	—	—	20,006
Conversion of preferred stock	(1,048)	(9,187)	1,048	1	9,187	—	—	9,188
Consideration paid to Grid shareholders	—	—	—	—	(123,865)	—	—	(123,865)
ChaSerg shares recapitalized, net of transaction costs of $4,142	—	—	28,088	2	204,323	—	—	204,325
Conversion of promissory note to common stock	—	—	53	—	530	—	—	530
Exercise of stock options	—	—	18	—	99	—	—	99
Issuance of shares in connection with vested RSUs	—	—	28	—	—	—	—	—
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	(4)	(4)
Balance at December 31, 2020	—	—	50,879	$5	$128,930	$22,793	$(4)	$151,724

The accompanying notes are an integral part of these consolidated financial statements.

GRID DYNAMICS HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	For the years ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net income/(loss)	$(12,599)	$10,807	$9,228
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,672	2,311	1,312
Impairment of goodwill	—	139	—
Bad debt expense	398	—	—
Deferred income taxes	(4,135)	(425)	(566)
Stock-based compensation	20,006	2,441	1,756
Changes in operating assets and liabilities:
Accounts receivable	(1,418)	(885)	(1,402)
Unbilled receivables	3,237	(722)	(3,607)
Prepaid income taxes	(410)	121	1,917
Deferred transaction costs	—	(1,878)	—
Prepaid expenses and other current assets	373	(1,101)	(564)
Accounts payable	(49)	301	219
Accrued liabilities	(1,579)	(552)	524
Accrued compensation and benefits	(255)	1,424	1,722
Accrued income taxes	(166)	712	(36)
Other current liabilities	(143)	(159)	81
Net cash provided by operating activities	5,932	12,534	10,584

Cash flows from investing activities
Purchase of property and equipment	(2,252)	(2,811)	(3,079)
Daxx acquisition, net of cash acquired	(16,087)	—	—
Net cash used in investing activities	(18,339)	(2,811)	(3,079)

Cash flows from financing activities
Cash received from ChaSerg	208,997	—	—
GDI shares redeemed for cash	(123,865)	—	—
Equity issuance costs	(2,264)	—
Sales of common and preferred stock	—	14,904	—
Payments of dividends	—	(2,000)	—
Proceeds from exercises of stock options	99	1,700	—
Net cash provided by financing activities	82,967	14,604	—

Effect of exchange rate changes on cash and cash equivalents	(4)	—	—

Net increase in cash and cash equivalents	70,556	$24,327	$7,505
Cash and cash equivalents, beginning of period	42,189	17,862	10,357
Cash and cash equivalents, end of period	$112,745	$42,189	$17,862

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$2,128	$3,195	$1,482

Supplemental disclosure of non-cash activities
Accrued software implementation costs	$—	$227	$—
Acquisition fair value of contingent consideration issued for acquisition of business	$1,947	$—	$—
Dividends declared	$—	$—	$2,000
Conversion of preferred stock to common stock	$9,187	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

GRID DYNAMICS HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

Note 1 — Background and nature of operations

Grid Dynamics Holdings, Inc. (the “Company” or “GDH”) provides enterprise-level digital transformation in the areas of search, analytics, and release automation to Fortune 1000 companies. The Company’s headquarters and principal place of business is in San Ramon, California.

The Company was originally incorporated in Delaware on May 21, 2018 as a special purpose acquisition company under the name ChaSerg Technology Acquisition Corp. (“ChaSerg”) for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving ChaSerg and one or more businesses. On March 5, 2020 (the “Closing”), the Company consummated its business combination with Grid Dynamics International, Inc. (“GDI”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated November 13, 2019 (the “Business Combination”). In connection with the Closing, the Company changed its name from ChaSerg Technology Acquisition Corp. to Grid Dynamics Holdings, Inc. The Company’s common stock is now listed on the NASDAQ under the symbol “GDYN” and warrants to purchase the common stock at an exercise price of $11.50 per share are listed on the NASDAQ under the symbol “GDYNW.”

Unless the context otherwise requires, the “Company” refers to the combined company and its subsidiaries following the Business Combination, “ChaSerg” refers to the Company prior to the Closing, and “GDI” refers to GDI prior to the Closing. Refer to Note 3 for further discussion of the Business Combination.

Note 2 — Basis of presentation and summary of significant accounting policies

The following is a summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements.

Basis of presentation

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Although ChaSerg was the legal acquirer, for accounting purposes, GDI was deemed to be the accounting acquirer. GDI was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	GDI holds executive management roles for the Company and those individuals are responsible for the day-to-day operations;

●	GDI’s former owners have the largest minority voting rights in the Company;

●	From a revenue and business operation standpoint, GDI was the larger entity in terms of relative size;

●	GDI’ San Ramon, CA headquarters are the headquarters of the Company; and

●	The intended strategy of the Company will continue GDI’s strategy of driving enterprise-level digital transformation in the Fortune 1000 companies.

In conjunction with the Business Combination, outstanding shares of GDI were converted into common stock of the Company, par value $0.0001 per share, shown as a recapitalization, and the net assets of ChaSerg were acquired at historical cost, with no goodwill or other intangible assets recorded. GDI was deemed to be the predecessor of the Company, and the consolidated assets and liabilities and results of operations prior to the Closing (for the years ended December 31, 2019 and 2018 and the period from January 1, 2020 to March 5, 2020) are those of GDI. ChaSerg’s assets and liabilities, which include net cash from the trust of $85.1 million, and results of operations were consolidated with GDI beginning on the Closing.

In accordance with guidance applicable to these circumstances, the equity structure has been restated in all comparative periods up to the Closing Date, to reflect the number of shares of the Company’s common stock, $0.0001 par value per share, issued to GDI shareholders in connection with the recapitalization transaction. As such, the shares and corresponding capital amounts and earnings per share related to GDI preferred and common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries that are directly or indirectly owned or controlled. Intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and such differences could be material. Significant estimates include useful lives and recoverability of property and equipment, determination of fair value, useful lives and recoverability of intangible assets and goodwill, allowances for receivables, calculation of accrued liabilities, capitalization of internally developed software, stock-based compensation, contingent consideration payable, determination of provision for income taxes and uncertain tax positions.

Certain significant risks and uncertainties

The Company is subject to risks, including but not limited to customer concentration, concentrations of credit and foreign currency risks. Additionally, the Company has been impacted by the recent coronavirus (“COVID-19”) pandemic. The global pandemic of COVID-19 has negatively affected the U.S. and global economy, disrupted global supply chains, resulted in significant travel and transport restrictions, including mandated closures and orders to “shelter-in-place,” and created significant disruption of the financial market. The COVID-19 pandemic has impacted the Company’s revenues and the Company’s business continues to be exposed to risks and uncertainties related to the pandemic. The impact of the COVID-19 pandemic has been more pronounced with the Company’s retail customers, which depend on keeping their stores open. Additionally, in situations where the Company’s customers encounter financial difficulties, there is a risk associated with the Company’s inability to collect money from customers. The Company has taken several actions to deal with the COVID-19 pandemic. These include enabling its employees to work from home, company-wide salary and compensation cuts, hiring freezes, and suspending all non-essential travel. The ultimate impact and the extent to which the COVID-19 pandemic will continue to affect the business, results of operation and financial condition is difficult to predict and depends on numerous evolving factors outside of the Company’s control including: the duration and scope of the pandemic; government, social, business and other actions that have been and will be taken in response to the pandemic; and the effect of the pandemic on short and long-term general economic conditions.

Cash and cash equivalents

The Company considers cash equivalents to be highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value. At times, cash deposits with banks may exceed federally insured limits.

Accounts receivable and allowance for doubtful accounts

Accounts receivable, less allowance for doubtful accounts, reflect the net realizable value of receivables and approximate fair value. The Company maintains an allowance against accounts receivable for the estimated probable losses on uncollectible accounts. The allowance is based upon historical loss experience, current economic conditions within the industries the Company serves as well as determination of the specific risk related to certain customers. Accounts receivable are charged off against the reserve when, in management’s estimation, further collection efforts would not result in a reasonable likelihood of receipt. The allowance for doubtful accounts balance increased $0.4 million as of December 31, 2020 compared to December 31, 2019.

	As of
	December 31, 2020	December 31, 2019
	(in thousands)
Trade accounts receivable	$17,308	$13,913
Allowance for doubtful accounts	(418)	(20)
Total trade accounts receivable, net	$16,890	$13,893

Unbilled receivables

Generally, the Company will not bill customers until the services have been completed. From time-to-time, a service period may overlap with a period-end and the unbilled receivables represent amounts for services performed through period-end, but not yet billed. The unbilled receivable represents the amount expected to be billed and collected for services performed through period-end in accordance with contract terms. The unbilled receivables balances were $1.8 million and $5.0 million as of December 31, 2020 and 2019, respectively.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets, generally 2 to 7 years. Leasehold improvements and property under capital leases are amortized over the shorter of estimated useful lives of the assets or the lease term. Expenditures for repairs and maintenance are expensed as incurred.

Software development costs

The Company capitalizes costs incurred during the application development and implementation stages for computer software developed or obtained for internal use that are specifically identifiable, have determinable lives and relate to probable future economic benefits. Capitalized computer software costs are included in property and equipment, net in the consolidated balance sheets. Average useful life of such costs is two years.

During the years ended December 31, 2020 and 2019, the Company capitalized $1.1 million and $1.0 million of internally developed software costs, respectively. The unamortized amount of internally developed software costs was $1.3 million as of December 31, 2020 and $1.1 million as of December 31, 2019. Amortization of internally developed software is recorded within research and development and marketing expenses as the software is developed for purposes of supporting internal R&D, engineering, and marketing activities. Costs associated with minor enhancements and maintenance or costs incurred during the preliminary project stage, and costs for training, data conversion, and maintenance are expensed as incurred. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Internally developed software did not have any impairment for the years ended December 31, 2020 and 2019.

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting, in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, recording any assets acquired and liabilities assumed based on their respective fair values. Any excess of the fair value of purchase consideration over the fair value of the assets acquired less liabilities assumed is recorded as goodwill. The Company uses management estimates and industry data to assist in establishing the acquisition date fair values of assets acquired, liabilities assumed, and contingent consideration granted, if any. These estimates and valuations require the Company to make significant assumptions, including projections of future events and operating performance.

Goodwill

Goodwill represents the excess of purchase price over the fair value of the net assets of businesses acquired. On an annual basis, the Company makes a qualitative assessment to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. If the Company determines that the fair value of the reporting unit is less than its carrying amount, it will perform a quantitative analysis; otherwise, no further evaluation is necessary. For the quantitative impairment assessment, the Company compares the fair value of the reporting unit to its carrying value, including goodwill. The Company uses the discounted cash flow method of the income approach and market approach to determine the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company will recognize a loss equal to the excess, limited to the total amount of goodwill allocated to that reporting unit. Impairments, if any, are charged directly to earnings. As of December 31, 2020, the Company has a single reporting unit and determined there were no indicators of impairment.

Intangible assets

Finite-lived intangible assets are stated at cost less accumulated amortization. Amortization is computed on the straight-line basis over the asset’s useful lives ranging between 2 and 10 years. The Company recorded $0.1 million of amortization expense for the year ended December 31, 2020, $0.1 million of amortization expense for the year ended December 31, 2019, and $0.2 million for the year ended December 31, 2018.

Fair value

Financial instruments are required to be categorized within a valuation hierarchy based upon the lowest level of input that is significant to the fair value measurement. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data.

●	Level 3 – Unobservable inputs that are supported by little or no market activities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.

Concentrations of credit risk and significant customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company’s cash is held with high-quality financial institutions. Deposits held with banks may, at times, exceed the amount of insurance provided on such deposits. The Company also has cash deposited with commercial banks outside the United States, including countries such as Russia and Ukraine, in which banking and other financial systems are less developed and regulated. Bank deposits made by corporate entities in less developed markets such as these are not insured. As of December 31, 2020, $0.7 million of total cash was held in Russia and $0.2 million was held in Ukraine. As of December 31, 2019, $1.0 million of total cash was held in Russia and $0.1 million was held in Ukraine. In these regions, and particularly in Russia, a banking crisis, bankruptcy or insolvency of banks that process or hold the Company’s funds, may result in the loss of the Company’s deposits or adversely affect the Company’s ability to complete banking transactions, which could adversely affect the Company’s business and financial condition.

The Company records its accounts receivable and unbilled receivables at their face amounts less allowances. Accounts receivable and unbilled receivables are generally dispersed across the Company’s customers in proportion to their revenue. Three customers individually exceeded 10% of the Company’s accounts receivable balance at December 31, 2020 and December 31, 2019. Three customers individually exceeded 10% of the unbilled receivables at December 31, 2020 and two customers individually exceeded 10% of the unbilled receivables balance at December 31, 2019.

The Company has not experienced any losses on its cash and cash equivalents and minimal losses on its accounts receivable. The Company performs ongoing evaluations of its customers’ financial condition.

Two, three and three customers accounted for greater than 10% of revenue for the twelve months ended December 31, 2020, 2019 and 2018, respectively.

Foreign currency risks

The functional currency of the Company and its subsidiaries is the U.S. dollar with an exception of Daxx, recently acquired by the Company, whose functional currency is the Euro. The Company generates most of its revenues in U.S. dollars. The international subsidiaries convert the U.S. dollars to their respective local currencies to fund operations such as labor and materials required for the entity to operate. The Company’s international subsidiaries’ accounting records are denominated in their respective local currencies. The Company is exposed to foreign currency exchange rate changes that could impact remeasurement of foreign denominated monetary assets and liabilities into U.S. dollars with the remeasurement impact recorded to income. The Company is also exposed to fluctuations in foreign currency exchange rates related to cash outflows for expenditures in foreign currencies. The net income/(loss) on foreign currency transactions was $0.3 million, $(0.3) million, and $(0.2) million for the years ended December 31, 2020, 2019, and 2018, respectively. The Company has not entered into any foreign exchange forward contracts, derivatives, or similar financial instruments to hedge against the risk of foreign exchange rate fluctuations.

Revenue recognition

The Company accounts for a contract with a customer when 1) the parties to the contract have approved the contract and are committed to performing their respective obligations, 2) the contract identifies each party’s rights regarding the goods or services to be transferred, 3) the contract identifies the payment terms for the goods or services to be transferred, 4) the contract has commercial substance, and 5) collection of substantially all consideration pursuant to the contract is probable.

The Company derives its revenue from offering a suite of digital engineering and information technology (“IT”) consulting services, including digital transformation strategy, emerging technology, lean labs and legacy system replatforming. For most contracts, the Company uses master agreements to govern the overall relevant terms and conditions of the business arrangement between the Company and its customers. When the Company and a customer enter into a Master Services Agreement (“MSA”), purchases are generally made by the customer via a statement of work (“SOW”) which explicitly references the MSA and specifies the services to be delivered. Fees for these contracts may be in the form of time-and-materials or fixed-fee arrangements. The majority of the Company’s revenues are generated under time-and-material contracts which are billed using hourly rates to determine the amounts to be charged directly to the customer. Fees are billed and collected as stipulated in the contract, and revenue is recognized as services are performed. If there is an uncertainty about the receipt of payment for the services, revenue is recognized to the extent that a significant reversal of revenue would not be probable.

Consulting services revenue is a single performance obligation earned through a series of distinct daily services and may include services such as those described above. The Company recognizes revenue for services over time as the customer simultaneously receives and consumes the benefits as the Company performs IT consulting services. For revenue contracts, the customer derives value from the Company providing daily consulting services, and the value derived corresponds to the labor hours expended. Therefore, the Company measures the progress and recognizes revenue using an effort-based input method. For fixed fee contracts, the Company recognizes revenue as the work is performed, the monthly calculation of which is based upon actual labor hours incurred and level of effort expended throughout the duration of the contract.

For time-and-material contracts, the Company applies the variable consideration allocation exception. Therefore, instead of allocating the variable consideration to the entire performance obligation, the Company determined the variable consideration should be allocated to each distinct service to which the variable consideration relates, which is providing the customer daily consulting services. The Company also offers volume discounts or early settlement discounts. Volume discounts apply once the customer reaches certain contractual spend thresholds. Early settlement discounts are issued contingent upon the timing of the payment from the customer. If the consideration promised in a contract includes a variable amount, the Company only includes estimated amounts of consideration in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. These estimates may require management to make subjective judgments and to make estimates about the effects of matters inherently uncertain. The determination of whether to constrain consideration in the transaction price are based on information (historical, current and forecasted) that is reasonably available to the Company, taking into consideration the type of customer, the type of transaction and the specific facts and circumstances of each arrangement. Although the Company believes that its approach in developing estimates and its reliance on certain judgments and underlying inputs is reasonable, actual results may differ from management’s estimates, judgments and assumptions. These estimates have historically not been material to the consolidated financial statements.

Disaggregation of Total Revenues:

The following table shows the disaggregation of the Company’s revenues by contract type for the year ended December 31, 2020:

Contract Type, in thousands
Time-and-material	$104,583
Fixed-fee	5,705
Other	995
Total Revenues	$111,283

Remaining performance obligation

ASC 606 requires that the Company disclose the aggregate amount of transaction price that is allocated to performance obligations that have not yet been satisfied as of December 31, 2020. This disclosure is not required for:

1)	contracts with an original duration of one year or less, including contracts that can be terminated for convenience without a substantive penalty,

2)	contracts for which the Company recognizes revenues based on the right to invoice for services performed,

3)	variable consideration allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation in accordance with ASC 606-10-25-14(b), for which the criteria in ASC 606-10-32-40 have been met, or

4)	variable consideration in the form of a sales-based or usage-based royalty promised in exchange for a license of intellectual property.

All of the Company’s contracts met one or more of these exemptions as of December 31, 2020.

Cost of revenue

Cost of revenue primarily consists of compensation for professional staff generating revenues for the Company. Compensation includes salary, benefits, performance bonuses, retention bonuses, stock compensation expense, and travel expenses. The Company allocates a portion of depreciation and amortization to cost of revenue.

Engineering, research and development

Engineering, research, and development expenses primarily include compensation for professional staff performing research and development related activities that are not directly attributable to generating revenues for the Company. Research and development activities relate to building and scaling the next generation ecommerce platform solutions for customers. Research and development costs are expensed as incurred. Engineering, research, and development expenses also include depreciation and amortization costs, stock-based compensation expenses and retention bonuses.

Selling and marketing

Selling and marketing expenses are those expenses associated with promoting and selling the Company’s services and include such items as sales and marketing personnel salaries, benefits, stock compensation expenses, travel, advertising, depreciation and amortization, retention bonuses, and other promotional activities.

General and administrative

General and administrative expenses include other operating items such as officers’ and administrative personnel salaries, benefits, stock compensation expenses, legal and audit expenses, public company related expenses, insurance, facility costs, retention bonuses, depreciation and amortization, including amortization of purchased intangibles, and operating lease expenses.

Stock-based compensation expense

Stock-based compensation expense is measured based on the grant-date fair value of the share-based awards. Forfeitures are recognized as incurred. The Company estimates stock options grant-date fair value using the Black-Scholes-Merton option pricing model. The model requires management to make a number of key assumptions including expected volatility, expected term, risk-free interest rate, and expected dividends. The Company evaluates the assumptions used to value its share-based awards on each grant date. The fair market value of Grid Dynamics stock is determined based on the closing price on NASDAQ on the measurement date. The Company amortizes the grant-date fair value of all share-based compensation awards over the employee’s requisite service period for the entire award on a straight-line basis, which is generally the vesting period. For an award with graded vesting that is subject only to a service condition (e.g., time-based vesting), the Company uses the straight-line attribution method under ASC 718 under which they recognize compensation cost on a straight-line basis over the total requisite service period for the entire award (i.e., over the requisite service period of the last separately-vesting tranche of the award). Additionally, the Company applies the “floor” concept so that the amount of compensation cost that is recognized as of any date is at least equal to the grant-date fair value of the vested portion of the award on that date. That is, if the straight-line expense recognized to date is less than the grant date fair value of the award that is legally vested at that date, the company will increase its recognized expense to at least equal the fair value of the vested amount. Refer to Note 9 — Stock-based compensation for additional information.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The determination of the provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. The provision for income taxes reflects a combination of income earned and taxed in the various U.S. federal and state, international and other jurisdictions. Jurisdictional tax law changes, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowances, and the change in the mix of earnings from these taxing jurisdictions all affect the overall effective tax rate.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Management considers all available evidence, both positive and negative, in determining whether a valuation allowance is required. Such evidence includes prior earnings history, the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback and carryforward periods of tax attributes, and tax planning strategies that could potentially enhance the likelihood of realization of a deferred tax asset in making this assessment. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified.

The Company evaluates for uncertain tax positions at each balance sheet date. When it is more likely than not that a position will be sustained upon examination by a tax authority that has full knowledge of all relevant information, the Company measures the amount of tax benefit from the position and records the largest amount of tax benefit that is greater than 50% likely of being realized after settlement with a tax authority. The Company’s policy for interest and/or penalties related to underpayments of income taxes is to include interest and penalties in income tax expense.

Restructuring

The Company initiated a restructuring plan focused on optimizing utilization. For twelve months ended December 31, 2020, the Company incurred and paid total restructuring expenses of $0.9 million, which mostly included employee termination costs. This amount is included as a component of general and administrative expenses in the consolidated financial statements.

Earnings per share

The Company accounts for earnings per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and potential dilutive common shares outstanding during the period. Under U.S. GAAP, companies are required to include certain option grants granted to employees and convertible preferred stock in the diluted earnings per share calculation, except in cases where the effect of the inclusion of options and convertible preferred stock would be antidilutive.

Recently adopted accounting pronouncements

Changes to U.S. GAAP are established by the Financial Accounting Standards Board (the “FASB”), in the form of Accounting Standards Updates (“ASUs”), to the FASB’s ASC. The Company has elected not to opt out of the extended transition period and thus when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

The Company transitioned to ASC Topic 606, Revenue From Contracts with Customers (“ASC 606”, the “New Standard”), from ASC Topic 605, Revenue Recognition on January 1, 2019. The New Standard was applied to all contracts that were not complete as of the date of adoption, using the modified retrospective transition method. The transition to ASC 606 represents a change in accounting principle. The Company’s consolidated financial statements reflect the adoption of ASC 606 beginning in 2019, while the Company’s consolidated financial statements prior to 2019 were prepared under the guidance of ASC 605. The new standard did not materially affect the Company’s consolidated statements of income and comprehensive income, balance sheets, or cash flows, and prior periods were not impacted as a result of the adoption of the standard. The new standard resulted in insignificant changes to the timing of recognition of revenues for certain volume discounts.

The Company elected to early adopt ASU No. 2018-15, Intangibles, Goodwill, and Other - Internal Use Software (Subtopic 350-40): Customer’s accounting for implementation costs incurred in a Cloud Computing Arrangement that is a service contract as of January 1, 2019. The amendments in this ASU align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). Accordingly, the amendments require an entity (customer) in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. The adoption of the new standard did not materially affect the Company’s consolidated statements of income and comprehensive income, balance sheets, or cash flows.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying or adding certain disclosures. The accounting standard update was effective beginning in the first quarter of fiscal year 2020, with removed and modified disclosures to be adopted on a retrospective basis, and new disclosures to be adopted on a prospective basis. The Company has determined that the adoption of this guidance did not have a material effect on the consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17, “Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities”. The new standard changes how entities evaluate decision-making under the variable interest entity guidance. The new standard is effective on January 1, 2020 and was applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings of the adoption date. The Company has determined that the adoption of this guidance did not have a material effect on the consolidated financial statements.

Recently issued accounting pronouncements

The Company considered the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 requires lessees to put most leases on their balance sheet while recognizing expense in a manner similar to existing accounting. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The standard allows for two methods of adoption to recognize and measure leases: retrospectively to each prior period presented in the financial statements with the cumulative effect of initially applying the guidance recognized at the beginning of the earliest comparative period presented or retrospectively at the beginning of the period of adoption with the cumulative effect of initially applying the guidance recognized at the beginning of the period in which the guidance is first applied. Both adoption methods include a number of optional practical expedients that entities may elect to apply. The Company will adopt the standard retrospectively at the beginning of the period of adoption with the cumulative effect of initially applying the guidance recognized at the beginning of the period in which the guidance is first applied. The new accounting guidance is effective for the Company for fiscal periods beginning after December 15, 2021. The Company has not yet determined the impact that the adoption of this guidance will have on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments. Topic 326 was subsequently amended by ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, ASU 2019-05, Financial Instruments — Credit Losses (Topic 326): Targeted Transition Relief, and clarified the guidance with the release of ASU 2020-02 Financial Instruments—Credit Losses (Topic 326) and Leases (Topic 842). These ASUs replace the current incurred loss impairment methodology with a methodology that reflects expected credit losses measured at amortized cost and certain other instruments, including loans, held-to-maturity debt securities, net investments in leases, and off-balance sheet credit exposures. The update is effective for fiscal years beginning after December 15, 2022, and interim periods with fiscal years after December 15, 2022. The Company has not yet determined the impact that the adoption of this guidance will have on the consolidated financial statements.

In December 2019, the FASB issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes by removing certain exceptions to the general principles and also simplification of areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enactment of tax laws or rate changes. The update is effective for fiscal years beginning after December 15, 2021, and interim periods with fiscal years after December 15, 2022 on a prospective basis, and early adoption is permitted. The Company has not yet determined the impact that the adoption of this guidance will have on the consolidated financial statements.

In March 2020, FASB issued ASU No. 2020-03, Codification to Financial Instruments. This ASU improves and clarifies various financial instruments topics, including the current expected credit losses standard issued in 2016. The ASU includes seven different issues that describe the areas of improvement and the related amendments to U.S. GAAP, intended to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. The amendments related to Issue 1, Issue 2, Issue 3, Issue 4, and Issue 5 were effective upon issuance of this update. The new guidance did not have a material impact on the consolidated financial statements. The amendments related to Issue 6 and Issue 7 are effective for the Company the earlier of January 1, 2023 or when the Company adopts ASU 2016-13, if early adopted. The Company is currently evaluating the impact these topics will have on the consolidated financial statements.

Note 3 – Business combination

On March 5, 2020, ChaSerg consummated its business combination with GDI pursuant to the Merger Agreement. Immediately following the Business Combination, there were 50,833,619 shares of common stock with a par value of $0.0001, and 11,346,500 warrants outstanding.

GDI began operations in September 2006 to provide next-generation ecommerce platform solutions in the areas of search, analytics, and release automation to Fortune 1000 companies. Under ASC 805, Business Combinations, GDI was deemed the accounting acquirer, and the Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded in accordance with U.S. GAAP. ChaSerg was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of GDI issuing stock for the net assets of ChaSerg, accompanied by a recapitalization. The net assets of ChaSerg were stated at historical cost, with no goodwill or other intangible assets recorded. Reported shares and earnings per share available to holders of the Company’s common stock, prior to the Business Combination, have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination (approximately 1.685 GDH shares to 1.0 GDI share).

The aggregate consideration for the Business Combination was $396.5 million, consisting of $130.0 million in cash and 27,006,251 shares of ChaSerg’s common stock valued at $10.19 per share, less a post-Closing share adjustment amount of 857,143 shares which were placed in escrow post-Closing. The shares transferred at Closing included 4,313,917 options to purchase the Company’s shares that were vested, outstanding and unexercised, which were determined using 1,739,932 vested options at Closing converted at an exchange ratio of approximately 2.48. Additionally, 364,094 options to purchase the Company’s common stock that were unvested, outstanding and unexercised were assumed by the Company, which were determined using 146,865 unvested options at Closing converted at an exchange ratio of approximately 2.48. The following represents the aggregate consideration for the Business Combination:

(in thousands, except for share and per share amounts)
Shares transferred at Closing	27,006,251
Less: Post-Closing share adjustment	(857,143)
Total shares transferred at Closing	26,149,108
Value per share	10.19
Total share consideration	$266,459
Plus: Cash transferred to GDI stockholders	130,000
Closing merger consideration	$396,459

In connection with the Closing, 51,715 shares of common stock were redeemed at a price per share of approximately $10.21. See Note 9 for details of the Company’s common stock prior to and subsequent to the Business Combination.

In connection with the Business Combination, the Company incurred direct and incremental costs of approximately $4.7 million, consisting of legal and professional fees, of which $4.1 million were related to equity issuance costs and recorded to additional paid-in capital as a reduction of proceeds and $0.6 million were recorded to general and administrative expenses.

In connection with the Business Combination, all outstanding retention bonus obligations from a 2017 acquisition totaling $3,363,000 were accelerated and paid in full to Grid Dynamics’ personnel immediately prior to the Closing and were recorded in cost of revenue and operating expenses in the consolidated financial statements.

Note 4 — Acquisition of Daxx Web Industries B.V.

On December 14, 2020, the Company completed its acquisition of Daxx, a Netherlands-based software development and technology consulting company. In addition to high-end software development, Daxx provides consulting services spanning agile process reengineering, lean development, and DevOps. The Company expects to gain market share and realize synergies through the acquisition of Daxx.

The total purchase consideration is up to $23.3 million and included cash consideration of approximately $18.4 million and contingent cash consideration of up to approximately $4.9 million. The fair value of the contingent consideration at the date of the acquisition was determined to be approximately $1.9 million. The contingent consideration is payable based on revenue and EBITDA metrics achieved by Daxx for 270 days following the date of the acquisition (the “Earnout Period”) and is payable 60 days following the Earnout Period. The Company recorded a liability for the contingent consideration amount based the Company’s best estimate of the fair value of the expected payout. The Company will continue to reassess the expected contingent consideration payable and changes to the fair value of the expected payment will be reflected in the Company’s Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss).

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

(In thousands)
Cash & equivalents	$2,266
Accounts receivable	1,978
Prepaid expenses and other	283
Fixed assets	352
Goodwill	14,690
Intangible assets	8,174
Accounts payable	(37)
Accrued expenses	(2,397)
Tax liabilities	(2,639)
Other current liability and unearned revenues	(2,284)
Net assets acquired	$20,386

The fair value of identifiable intangible assets as of the date of acquisition is as follows:

(In thousands)	Fair Value	Useful Life	Amortization method
Customer relationships	$4,234	8 years	Straight-line
Daxx trade name	3,500	10 years	Straight-line
Non-compete agreements	440	2 years	Straight-line
Total identified intangible assets	$8,174

As a result of the acquisition, the Company recognized a total of $14.7 million of goodwill. The purchase price was assigned to assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition, and any excess was allocated to goodwill, as shown in the table above. Goodwill represents the value the Company expects to achieve through the implementation of operational synergies and growth opportunities as the Company expands its global reach. The goodwill is not deductible for income tax purposes.

The Company used various valuation techniques to determine fair value, with the primary techniques being discounted cash flow analysis, relief-from-royalty, and multi-period excess earnings valuation approaches, which use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy. Under these valuation approaches, the Company is required to make estimates and assumptions about sales, operating margins, growth and attrition rates, royalty rates and discount rates based on budgets, business projections, anticipated future cash flows, and marketplace data.

The acquisition of Daxx was accounted for using the acquisition method of accounting, and consequently, the results of operations for Daxx are reported in the consolidated financial statements from the date of acquisition. Daxx’s revenues were approximately $1.0 million from the date of acquisition to December 31, 2020. Daxx's results for the same period were insignificant to the Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss).

The following unaudited pro forma information presents the combined results of operations as if the acquisition of Daxx had occurred at the beginning of 2019. Daxx’s pre-acquisition results have been added to the Company’s historical results. The pro forma results contained in the table below include adjustments for amortization of acquired intangibles, depreciation expense, related to the financing and related income taxes. Any potential cost savings or other operational efficiencies that could result from the acquisition are not included in these pro forma results.

The 2019 and 2020 pro forma results include transaction related expenses incurred by Daxx prior to the acquisition of $0.4 million including items such as consultant fees and other deal costs; transaction related expenses incurred by the Company of $0.5 million including fees paid to third parties and other deal costs.

These pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations as they would have been had the acquisitions occurred on the assumed dates, nor are they necessarily an indication of future operating results.

(In thousands, unaudited)	2020	2019
Revenue	$133,622	$138,002
Net income/(loss)	$(10,925)	$12,091
Earnings/(loss) per share	$(0.24)	$0.55

Note 5 — Property and Equipment, net

Property and equipment consist of the following:

	Estimated	As of December 31,
	Useful Life (In Years)	2020	2019
	(dollars in thousands)
Computers and equipment	3	$6,447	$5,470
Machinery and automobiles	5	551	129
Furniture and fixtures	7	643	544
Software	5	554	407
Leasehold improvements	7	236	119
		8,430	6,669
Less: Accumulated depreciation and amortization		(5,622)	(3,784)
		2,809	2,885

Capitalized software development costs	2	3,531	2,478
Less: Accumulated amortization		(2,245)	(1,339)
		1,287	1,139
Property and equipment, net		$4,095	$4,024

Property and equipment depreciation and amortization expense for the years ended December 31, 2020, 2019, and 2018 was $2.6 million, $2.2 million, and $1.1 million, respectively.

Note 6 — Intangible assets, net

Intangible assets consist of the following:

	Estimated Useful	As of
	Life (In Years)	December 31, 2020	December 31, 2019
	(dollars in thousands)
Customer relationships	8	$4,234	$-
Tradename	10	3,500	-
Non-compete agreements	2	440	-
Technology	5	-	478
		8,174	478
Less: Accumulated amortization		(49)	(460)
Intangible assets, net		$8,125	18

Intangible assets amortization expense for the years ended December 31, 2020, 2019, and 2018 was $0.1 million, $0.1 million, $0.2 million, respectively. Technology was fully amortized and written off during the twelve months ending December 31, 2020 due to its obsolescence.

Note 7 — Other current liabilities

The components of other current liabilities were as follows:

	As of December 31,
	2020	2019
	(In thousands)
Customer deposits	$731	$-
Other liabilities	528	138
Contingent consideration payable	1,947	-
Total other current liabilities	$3,206	$138

In connection with the acquisition of Daxx on December 14, 2020, the Company recorded a contingent consideration payable, a post-closing earn-out consideration, estimated based on fair value.

Note 8 — Income taxes

Income before provision for income taxes consisted of the following:

	For the years ended December 31,
	2020	2019	2018
	(in thousands)
United States	$(18,084)	$13,486	$9,460
International	2,872	1,963	3,623
	$(15,212)	$15,449	$13,083

The federal and state income tax provision/(benefit) is summarized as follows:

	For the years ended December 31,
	2020	2019	2018
	(in thousands)
Current
Federal	$167	$3,799	$2,841
State	97	599	623
International	1,199	669	936
Total current tax expense	1,462	5,067	4,400
Deferred
Federal	(3,042)	(375)	(484)
State	(811)	(50)	(61)
International	(222)	—	—
Total deferred tax expense/(benefit)	(4,076)	(425)	(545)
Total tax expense/(benefit)	$(2,613)	$4,642	$3,855)

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

The tax effects of significant items comprising the Company’s deferred taxes as of December 31, 2020 and 2019 are as follows (in thousands):

	As of December 31,
	2020	2019
	(in thousands)
Deferred tax assets
Accrued compensation	$545	$401
Allowance for bad debt	105	5
State tax accrual	13	165
Stock-based compensation	2,595	906
Net operating loss	2,364	111
Credits	71	-
Total deferred tax assets	5,693	1,588
Deferred tax liabilities
Fixed asset basis	(84)	(114)
Intangible assets	(2,093)	-
Total deferred tax liabilities	(2,177)	(114)
Net deferred taxes	$3,516	$1,474

The Company assessed its ability to realize the benefits of its domestic deferred tax assets (DTA) by evaluating all available positive and negative evidence, objective and subjective in nature, including (1) cumulative results of operations in recent years, (2) sources of recent pre-tax income, (3) estimates of future taxable income, and (4) the length of net operating loss (“NOL”) carryforward periods. The Company determined it is in a three-year cumulative taxable income position as of December 31, 2020 and expects to continue to be in a taxable income position in the long-term foreseeable future.

After an evaluation of all available qualitative and quantitative evidence, both positive and negative in nature, the Company concluded it is more likely than not that sufficient future taxable income will be generated to realize the benefits of its DTAs prior to expiration. As a result, the Company determined that no valuation allowance was needed as of December 31, 2020.

Net operating losses and tax credit carryforwards as of December 31, 2020 are as follows:

	Amount	Expiration years
	(in thousands)
Net operating losses, federal (Post December 31, 2017)	$8,855	Do not expire
Net operating losses, federal (Pre January 1, 2018)	404	2032 – 2040
Net operating losses, state	$7,140	2032 – 2040
Tax credits, federal	115	2040

The effective tax rate of the Company’s provision/(benefit) for income taxes differs from the federal statutory rate as follows:

	For the years ended December 31,
	2020	2019	2018
Statutory rate	(21.00)%	21.00%	21.00%
State tax	(3.86)%	2.53%	3.31%
Permanent items	2.81%	3.17%	4.68%
Stock-based compensation deductions	(2.43)%	1.19%	—%
R&D credits	(0.1)%	(0.70)%	(0.86)%
Foreign rate differential	2.62%	2.86%	1.33%
GILTI	4.78%	-	-
Total	(17.18)%	30.05%	29.46%

As of December 31, 2020, the Company has approximately $0.7 million of unrecognized tax benefits. Approximately all of the unrecognized tax benefits, if recognized, would affect the effective tax rate. A reconciliation of the amount of unrecognized tax benefits is as follows:

(in thousands)
Balance at January 1, 2020	$357
Increases related to prior year tax positions	1
Increases related to current year tax positions	296
Balance at December 31, 2020	$654

Unrecognized tax benefits may change during the next twelve months for items that arise in the ordinary course of business. The Company does not anticipate a material change to its unrecognized tax benefits over the next twelve months.

The Company’s policy is to recognize interest expense and penalties related to income tax matters as tax expense. There was no interest or penalties accrued as of December 31, 2020.

The Company is subject to income taxes in U.S. federal and various state, local and foreign jurisdictions. The tax years ended from December 2012 to December 2019 remain open to examination due to the carryover of unused net operating losses or tax credits.

In January 2018, the FASB released guidance on the accounting for tax on the global intangible low-taxed income (“GILTI”) provisions of the Act. The GILTI provisions impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. The guidance indicates that either accounting for deferred taxes related to GILTI inclusions or treating any taxes on GILTI inclusions as period cost are both acceptable methods subject to an accounting policy election. The Company has elected to treat any potential GILTI inclusions as a period cost.

On March 27, 2020, the U.S. President signed into law the CARES Act, an economic stimulus package in response to the COVID-19 global pandemic. The CARES Act contains several corporate income tax provisions, including making remaining alternative minimum tax credits immediately refundable; providing a 5-year carryback of net operating loss carryforwards (“NOLs”) generated in tax years 2018, 2019, and 2020, and removing the 80% taxable income limitation on utilization of those NOLs if carried back to prior tax years or utilized in tax years beginning before 2021; and temporarily liberalizing the interest deductibility rules under Section 163(j) of the Tax Cuts and Jobs Act, by raising the adjusted taxable income limitation from 30% to 50% for tax years 2019 and 2020 and giving taxpayers the election of using 2019 adjusted taxable income for purposes of computing 2020 interest deductibility. The Company is still evaluating the impact but does not currently expect the provisions of the CARES Act to have a material effect on the realizability of deferred income tax assets or tax expense. There is no material impact for the twelve months ended December 31, 2020. As additional guidance is released, the Company will evaluate whether there would need to be a change in the period when such guidance is issued.

The Company's provision for income taxes does not include provisions for foreign withholding taxes associated with the repatriation of undistributed earnings of certain foreign subsidiaries that we intend to reinvest indefinitely in our foreign subsidiaries.

On December 27, 2020, the U.S. president has signed into law the “Consolidated Appropriations Act, 2021” which includes further COVID-19 economic relief and extension of certain expiring tax provisions. The relief package was not materially impactful on the Company’s tax positions.

California Assembly Bill 85 (AB 85) was signed into law by Governor Gavin Newsom on June 29, 2020. The legislation suspends the California Net Operating Loss deductions for 2020, 2021, and 2022 for certain taxpayers and imposes a limitation of California Tax Credits utilization for 2020, 2021, and 2022. The legislation disallows the use of California Net Operating Loss deductions if the taxpayer recognizes business income and its income subject to tax is greater than $1 million. Additionally, business credits will only offset a maximum of $5 million of California tax liability. The Company has estimated its 2020 California state taxable income to be below $1 million. As such, this limitation does not impact the Company in 2020.

Note 9 — Stockholders’ equity

The following description summarizes the material terms and provisions of the securities that the Company has authorized.

Common stock

The Company is authorized to issue 110,000,000 shares of common stock. At Closing the Company had issued 50,833,619 shares of common stock. As of December 31, 2020 the Company had 50,878,780 shares of common stock that were outstanding, of which: a) 26,888,285 shares were issued to the stockholders of ChaSerg who did not redeem their shares, b) 1,200,000 shares legally issued and outstanding to the ChaSerg Founders and underwriter subject to earnout provisions as discussed further below, c) 53,000 shares issued to the Sponsor of ChaSerg at $10.00 per share as the result of a promissory note of $0.5 million converted to the Company’s common stock, d) 19,490,295 shares issued to GDD International Holding Company, e) 2,094,850 shares issued to BGV Opportunity Fund, L.P., and f) 1,152,350 shares issued to former shareholders of GDI. Additionally at Closing, there were 4,313,917 outstanding vested options to purchase the Company’s common stock.

Preferred Stock

As of December 31, 2019 GDI had 1,047,942 shares of no par value shares of preferred stock outstanding convertible on a 1:1 basis with GDI’s common stock. At the Closing, the preferred stock outstanding was converted into common stock of the Company, par value $0.0001 per share. Therefore, as of December 31, 2020 there was no preferred stock outstanding.

Founders and underwriter shares subject to earnout provisions

At the Closing, the Company had 1,200,000 shares of common stock issued and outstanding subject to earnout provisions (the “Earnout Shares”). The Earnout Shares are subject to transfer restrictions and the owners of the Earnout Shares cannot sell, transfer or otherwise dispose of their respective shares until the respective earnout provisions have been achieved as described further below. The Earnout Shares have full ownership rights including the right to vote and receive dividends and other distributions thereon. Dividends and other distributions are not subject to forfeiture in accordance with the Amended and Restated Sponsor Share Letter filed with the SEC on January 26, 2020. The Earnout Shares vest and are no longer subject to the transfer restrictions as follows:

1)	399,999; 400,000; and 400,001 Earnout Shares vest if the closing price of the Company’s common stock on the principal exchange on which the securities are listed or quoted have been at or about $12.00; $13.50; and $15.00 per share, respectively, for 20 trading days (which need not be consecutive) over a thirty trading day period at any time;

The Earnout Shares automatically vest upon and immediately prior to any of the following events:

1)	The Company engages in a “going private” transaction pursuant to Rule 13e-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise cease to be subject to reporting obligations under Sections 13 or 15(d) of the Exchange Act;

2)	The Company’s common stock ceases to be listed on a national securities exchange;

3)	The Company is amalgamated, merged, consolidated or reorganized with or into another company or person (an “Acquiror”) and as a result of such amalgamation, merger, consolidation or reorganization, fewer than 50.1% (whether by voting or economic rights) of the outstanding equity securities or other capital interests of the Acquiror or surviving or resulting entity is owned in the aggregate by the shareholders of the Company, directly or indirectly, immediately prior to such amalgamation, merger, consolidation or reorganization, excluding from such computation the interests of the Acquiror or any affiliate of the Acquiror;

4)	The Company and/or its subsidiaries sell, assign, transfer or otherwise dispose of (including by bulk reinsurance outside of the ordinary course of business consistent with past practice), in one or a series of related transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to an Acquiror, fewer than 50.1% (whether by voting or economic rights) of the outstanding equity securities or other capital interests of which, immediately following such sale, assignment or transfer, are owned in the aggregate by the pre-transaction Company stockholders; or

5)	If a Schedule 13D or Schedule 13G report (or any successor schedules, form or report), each as promulgated pursuant to the Exchange Act, is filed with the SEC disclosing that any person or group (as the terms “person” and “group” are used in Section 13(d) or Section 14(d) of the Exchange Act and the rules and regulations promulgated thereunder) has become the beneficial owner (as the term “beneficial owner” is defined in Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of a percentage of shares of the outstanding Company common shares as shall be greater than the percentage of such shares that, at the date of such filing, is held by any other person or group that held more than 50% of the voting or economic power of Company immediately after the Closing.

The Earnout Shares released for any event as noted above shall be subject to an equitable adjustment for share splits, share dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the common stock after the Closing. Additionally, each such price threshold shall be reduced by the amount of the aggregate cash or the fair market value of any securities or other assets paid or payable by the Company to the holders of common stock, on a per share basis, as an extraordinary dividend or distribution following the Closing; provided that the declaration and payment of any such extraordinary dividend or distribution shall be subject to all applicable Laws. An “extraordinary dividend or distribution” means any dividend or distribution other than a regularly-scheduled dividend or distribution.

As of December 31, 2020, none of the Earnout Shares have vested. On January 20, 2021, 399,999 Earnout Shares vested and are no longer subject to transfer restrictions. On March 2, 2021, 400,000 Earnout Shares vested and are no longer subject to transfer restrictions.

Warrants

As of December 31, 2020, there were a total of 11,346,500 warrants outstanding. As part of its initial public offering (“IPO”), ChaSerg issued 22,000,000 units including one share of common stock and one-half of one redeemable warrant. Simultaneously with its IPO, ChaSerg issued 640,000 private placement units to its sponsor underwriter, each consisting of one common share and one-half of one redeemable warrant. ChaSerg issued 53,000 units as a result of the conversion of a working capital sponsor loan consisting of one common share and one-half of one redeemable warrant.

Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50. Warrants may only be exercised for a whole number of shares for common stock. No fractional shares will be issued upon exercise of the warrants. Each warrant is currently exercisable and will expire March 5, 2025 (five years after the completion of the Business Combination), or earlier upon redemption or liquidation.

The Company may call the warrants for redemption at a price of $0.01 per warrant upon a minimum 30 days’ prior written notice of redemption, if and only if, the reported last sale price of the Company’s common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders; and if and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

Note 10 — Stock-based compensation

2018 Stock Plan

GDI had previously adopted a stock plan in 2018 (the “2018 Stock Plan”). Under the terms of the 2018 Stock Plan, certain option grants were accelerated in full or by an additional 12 months as a result of the Business Combination. Therefore, on the date of Closing, the acceleration of vesting for 2,568,523 stock options resulted in a stock compensation charge and corresponding increase to additional paid-in capital of $2.5 million. Additionally, at Closing, a percentage of outstanding vested GDI stock options were settled in exchange for cash consideration, pursuant to the terms of the Merger Agreement.

The remaining portion of outstanding vested options totaling 1,739,932 and all unvested options totaling 146,865 were automatically assumed and converted into options to purchase the Company’s common stock as of the Closing. The number of each participant’s assumed options and the exercise price were adjusted as provided in the Merger Agreement. There was no incremental compensation cost attributable to the incremental fair value of the modified options compared to the original options on the modification date. The assumed stock options will continue to be subject to the same terms and conditions, including vesting schedule terms, in accordance with the 2018 Stock Plan. Exercise prices for 2018 Stock Plan options range between $3.51 and $3.54 per share.

The following  table sets forth the activity for the 2018 Stock Plan, including the conversion of the vested and unvested options, for the year ended December 31, 2020:

Options Outstanding
Balance at December 31, 2019	2,734,327
Cashed out	(828,590)
Forfeited	(18,940)
Balance at March 31, 2020 (prior to exchange ratio conversion)	1,886,797
Converted vested balance	4,313,917
Converted unvested balance	364,094
Balance at March 6, 2020 (post to exchange ratio conversion)	4,678,011
Exercised in 2020	(28,057)
Forfeited/Cancelled in 2020	(50,164)
Options Outstanding as of December, 31, 2020	4,599,790

As of December 31, 2020, 0.05 million shares were forfeited, and 0.03 million shares were exercised for the total proceeds of $0.1 million. The number of shares exercisable as of December 31, 2020 was 4.4 million with the average exercise price $3.54 per share. The intrinsic value of the 4.6 million total outstanding shares of 2018 Plan Options as of December 31, 2020, was $41.7 million with the remaining contractual term 8.02 years. The total unrecognized compensation expenses related to 2018 Plan options as of December 31, 2020 was $0.2 million, net of forfeitures, to be expensed on a straight-line basis over 2.68 years.

2020 Equity Incentive Plan

Effective March 5, 2020, our board of directors approved an equity incentive plan (the “2020 Plan”). The 2020 Plan permits the Company to grant a maximum aggregate amount of 16,300,000 Incentive Stock Options, Non-Statutory Stock Options (“NSOs”), Restricted Stock, Restricted Stock Units (“RSUs”), Stock Appreciation Rights, Performance Units (“PSUs”), and Performance Shares (“PSAs”) (collectively, the “Awards”) to employees, directors, and consultants of the Company. Our board of directors or any committee appointed by the board has the authority to grant Awards. As of December 31, 2020, our board of directors granted 2,087,000 NSOs, 3,053,969 RSUs, and 574,188 target PSUs at a maximum payout at 300%. The following table represent the number of shares available for grants from 2020 Equity Incentive Plan:

Available for grant
Available, March 5, 2020	16,300,000
Options granted	(2,087,000)
RSU granted	(3,053,969)
PSU granted (253% target achieved)	(1,452,699)
Options forfeited	144,600
RSU forfeited	30,000
Available for grant, December 31, 2020	9,880,932

Stock Options

The total of 2,087,000 NSOs shares granted during 2020 from 2020 Equity Incentive Plan with weighted average exercise price $8.37 are subject to the following time-based vesting conditions: one-fourth of the NSOs will vest on one year after the grant date; and thereafter one-sixteenth of the NSOs will vest each subsequent three-month anniversary. The NSOs have a ten-year exercise term, and once the NSOs are vested, the recipients have the right to purchase the Company’s stock at a fixed exercise price.

The grant date fair value of each NSO was estimated on the date of grant using the Black-Scholes option pricing model. The key assumptions for 2020 grants are provided in the following table.

2020
Dividend yield	0%
Expected volatility	40%
Risk-free interest rate	0.31-0.80%
Expected term in years	6.11
Grant date fair value of common stock.	$6.86 - 11.89

The Company used a zero percent dividend yield assumption for all Black-Scholes stock option-pricing calculations. Since the Company’s shares were not publicly traded prior to the Closing and its shares were rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the options is based on the U.S. Treasury yield curve at the date of grant. Expected term is estimated using the simplified method, which takes into account vesting and contractual term. The simplified method is being used to calculate expected term instead of historical experience due to a lack of relevant historical data resulting from changes in option vesting schedules and changes in the pool of employees receiving option grants. The following table summarizes option activity for year 2020:

	Shares	Price (1)	Term (2)
Options granted	2,087,000	$8.37
Options forfeited	(144,600)	8.13
Options outstanding as of December 31, 2020	1,942,400	$8.38	9.22

(1)	Represents the weighted average exercise price

(2)	Represents weighted average remaining contractual term

None of the 2020 NSO grants are vested as of December 31, 2020. The aggregated fair value of 2.1 million NSOs granted during the twelve months ended December 31, 2020 was $6.9 million or $3.28 per share. The intrinsic value of the 1.9 million total outstanding shares of 2020 Plan Options as of December 31, 2020, was $8.2 million. The total unrecognized compensation expenses related to 2020 Stock Plan options as of December 31, 2020 was $5.3 million, net of forfeitures, to be expensed on a straight-line basis over the remaining 3.31 years.

Restricted Stock Units

A total 3.1 million RSUs granted as of December 31, 2020 were granted at the average fair market value of the Company’s stock of $8.22 on the date of the grant. The RSUs granted to employees generally are subject to the following time-based vesting conditions: one-fourth vest on the first anniversary of the grant; and thereafter one-sixteenth of the RSUs will vest each subsequent three-month anniversary. RSUs granted do not participate in earnings, dividends, and do not have voting rights until vested. RSUs granted to the Board in lieu of the quarterly payments vest immediately. As of December 31, 2020, 28,300 shares of RSUs were released to the board for a total value of $0.2 million.

The aggregated fair value of RSUs granted during the twelve months ended December 31, 2020 was $25.1 million. The total unrecognized compensation expenses related to 2020 Stock Plan RSUs as of December 31, 2020 was $19.8 million to be expensed on a straight-line basis over 3.15 years.

Performance Stock Units

On May 4, 2020, the Company granted 574,188 Performance Stock target shares under the 2020 Stock Plan with the maximum payout capped at 300%. The performance goals for these grants consist of:

1)	Year-over-year growth in Non-Retail revenue for the Performance Period, which is Fiscal Year 2020, expressed as a percentage increase over the fiscal year 2019 Non-Retail revenue (“Revenue Growth”), and

2)	Contribution Margin for the Performance Period as a percentage of Non-Retail revenue for the Performance Period.

Fifty percent (50%) of the target number of performance shares granted will vest (if at all) based on the extent of achievement of Revenue Growth for the Performance Period and the remaining fifty percent (50%) of the target number of performance shares granted will vest (if at all) based on the extent of achievement of the Contribution Margin.

Performance shares will be certified and vested no later than March 1, 2021 with the payout shortly after. As of December 31, 2020, the Company assessed the vesting of the Performance Share Units as probable. Stock-based compensation expense related to Performance Stock Units was $9.2 million in the twelve months ended December 31, 2020. The unrecognized expense for PSUs as of December 31, 2020, was $2.3 million.

Subsequent Event

The vesting of the PSUs was certified by the Board of Directors for release on February 12, 2021. Approximately 0.7 million shares were issued upon vesting of the PSUs and 0.75 million shares were withheld to cover $10.7 million in tax obligations.

Stock-Based Compensation Expense

The Company classifies awards issued under the stock-based compensation plans as equity. Total compensation expense for the twelve months ended December 31, 2020 was $20.0 million, which included $2.5 million of compensation expense related to the acceleration of vesting of awards under the 2018 Stock Plan. Total compensation expense for the twelve months ended December 31, 2019 and 2018 was $2.4 million and $1.8 million respectively. Employee stock-based compensation recognized was as follows (in thousands):

	Twelve months ended December 31,
	2020	2019	2018
	(in thousands)
Cost of revenue	$840	$148	$84
Engineering, research, and development	2,419	175	103
Sales and marketing	3,532	53	40
General and administrative	13,215	2,065	1,529
Total stock-based compensation	$20,006	$2,441	$1,756

As of December 31, 2020, there was approximately $27.6 million of stock-based compensation expenses to be recognized over the remaining 2.67 years.

Note 11 — Earnings per share

The Company computed earnings per share (“EPS”) in conformity with the two-class method required for participating securities. Undistributed earnings allocated to participating securities are subtracted from net income in determining net income attributable to common stockholders. The Company allocated income between its common and preferred shareholders only for the periods the preferred stock was outstanding, which was January 1, 2020 to March 4, 2020 and May 6, 2019 to December 31, 2019. There was no preferred stock outstanding March 5, 2020 to December 31, 2020 and January 1, 2019 to May 6, 2019. As the Company was in a net loss position for the twelve months ended December 31, 2020, the net loss was allocated entirely to common shareholders.

All participating securities are excluded from basic weighted-average number of common shares outstanding. Diluted EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued. Potentially dilutive securities include outstanding stock options, restricted stock units, performance stock units, and convertible preferred securities. The dilutive effect of potentially dilutive securities is reflected in diluted EPS in order of dilution and by application of the treasury stock method and the if-converted method for stock-based compensation and convertible preferred securities, respectively.

The following table sets forth the computation of basic and diluted EPS of common stock as follows:

	For the years ended December 31,
	2020	2019	2018
	(in thousands, except per share data)
Numerator for basic earnings per share
Net income/(loss)	$(12,599)	$10,807	$9,228
Less: Income attributable to preferred shareholders	—	(377)	—
Net income/(loss) available to common shareholders	(12,599)	10,430	9,228

Denominator for basic earnings per share
Weighted-average shares outstanding – basic	44,737	21,118	20,217
Basic earnings/(loss) per share	$(0.28)	$0.49	$0.46

Numerator for diluted earnings per share
Net income available to common shareholders	$(12,599)	$10,430	$9,228

Denominator for diluted earnings per share
Basic weighted-average common shares outstanding	44,737	21,118	20,217
Add: Dilutive impact of options in the money	—	4	—
Weighted-average shares outstanding for diluted earnings per share	44,737	21,122	20,217
Diluted earnings/(loss) per share	$(0.28)	$0.49	$0.46

The denominator used in the calculation of basic and diluted EPS has been retrospectively adjusted for the recapitalization of the Company’s shares as a result of the Business Combination as further described in Note 3. The following potential common shares, presented based on amounts outstanding at each period end and adjusted for the stock split as a result of the transaction, were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	For the twelve months ended December 31,
Potential common shares	2020	2019	2018
	(in thousands)
Convertible preferred stock	1,048	1,048	-
Stock options to purchase common stock	8,866	-	5,579
Restricted stock units	3,054	-	-
Performance stock units	1,453	-	-
Warrants to purchase common stock	11,347	-	-
Total	25,768	1,048	5,579

Note 12 — Segment and geographic information

In accordance with ASC 280, Segment Reporting, the Company has determined it has one operating segment and one reportable segment. The chief operating decision maker assesses the Company’s performance and allocates resources based on the Company’s consolidated financial information. The Company’s business activities have similar economic characteristics and are similar in all of the following areas: the nature of services, the type or class of customer for which they provide their services, and the methods used to provide their services.

Most of the Company’s revenues are generated within the United States.

Long-lived assets include property and equipment, net of accumulated depreciation and amortization and is summarized as follows (in thousands):

	As of December 31,
Long-lived assets, net of accumulated depreciation and amortization	2020	2019
	(in thousands)
United States	$712	$885
Russia	1,023	1,386
Ukraine*	1,340	773
Poland	528	577
Serbia	492	403
Total	$4,095	$4,024

*	Includes Daxx

Note 13 — Related party transactions

One of the Company’s minority shareholders is a member of the Board of Directors of one of the Company’s customers. Total revenue recorded from the related party for the years ended December 31, 2020 and 2019 was approximately $0.1 million and $1.0 million, respectively. Accounts receivable from the related party was $0.0 million and $0.5 million as of December 31, 2020 and 2019, respectively. Revenue and accounts receivable from the related party were not material in the year ended December 31, 2018.

On November 28, 2018, the Company’s Board of Directors declared a dividend of $0.17 per common share, or $2.0 million, to the Company’s sole shareholder ASL. The dividend was paid in 2019.

As discussed further in Note 2, the Company provides services to its customers utilizing personnel from GD-Ukraine. GD-Ukraine performs services and support exclusively on behalf of the Company and its customers, however, the Company has no ownership in the sub-contractor. GD-Ukraine’s equity holder is an employee of the Company.

Note 14 — Benefit plans

The Company maintains a 401(k) defined contribution savings and retirement plan for substantially all of its U.S. employees. Subject to Code limitations, an employee may elect to contribute an amount up to 60% of compensation during each plan year. The Company is not required to make contributions to the plan but can make discretionary contributions. The Company has not made any contributions to the 401(k) plan for the years ended December 31, 2020, 2019, and 2018.

Note 15 — Commitments and contingencies

Operating leases

The Company leases its vehicles and facilities under non-cancelable operating leases expiring between January 2021 and January 2024. Rent expense related to the Company’s operating leases was approximately $4.2, $4.8 million, and $3.8 million for the year ended December 31, 2020, 2019, and 2018, respectively.

Future minimum payments under non-cancelable leases are as follows:

Years ending December 31, (in thousands)
2021	$2,878
2022	992
2023	85
2024	2
Total	$3,957

Software subscription services agreement

The Company entered into a software subscription services agreement (the “SSA”) effective as of June 1, 2019. The SSA is non-cancelable for a term of five years from the effective date and renewable at the election of the Company. Payments under the terms of the SSA are due quarterly in advance. Total future minimum payments under the non-cancelable SSA are as follows:

Years ending December 31, (in thousands)
2021	$505
2022	369
2023	324
2024	81
Total	$1,279

Litigation

The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Management evaluates each claim and provides for potential loss when the claim is probable to be paid and reasonably estimable. While adverse decisions in certain of these litigation matters, claims and administrative proceedings could have a material effect on a particular period’s results of operations, subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that any future accruals with respect to these currently known contingencies would not have a material effect on the financial condition, liquidity or cash flows of the Company. There are no amounts required to be reflected in these consolidated financial statements related to contingencies.

Note 16 — Line of credit

In October 2017, the Company entered into a loan agreement for a revolving line of credit facility (“Line of Credit”) with a borrowing capacity of $0.5 million. The Line of Credit is secured by substantially all of the Company’s assets and was secured in order to provide credit support for a letter of credit facility and balances under the Company’s credit cards.

Borrowings under the Line of Credit are subject to a variable interest rate, based on changes in the Prime Rate, as calculated published by the Wall Street Journal. There were no borrowings on the Line of Credit as of December 31, 2020 and 2019.

Note 17 — Subsequent events

The vesting of the PSUs was certified by the Board of Directors for release on February 12, 2021. Approximately 0.7 million shares were issued upon vesting of the PSUs and 0.75 million shares were withheld to cover $10.7 million in tax obligations.

On February 17, 2021, GDH, and Riverview Group LLC, an affiliate of Millennium Management LLC (“Holder”), a holder of 6,383,269 the Company’s outstanding publicly traded warrants (the “Public Warrants”) entered into a Warrant Exchange Agreement (the “Exchange Agreement”). The Public Warrants were previously issued pursuant to the Company’s public offering registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus dated October 4, 2018. Pursuant to the Exchange Agreement, the Holder agreed to exchange each of its Public Warrants for 0.3480 shares of the Company’s common stock, i.e., 2,221,378 shares (the “Shares”). This transaction is exempt from registration under Section 3(a)(9) of the Securities Act, as no commission or other remuneration will be paid or given directly or indirectly for soliciting such transactions.

Management of the Company evaluated its December 31, 2020 consolidated financial statements for subsequent events through March 5, 2021, the date the financial statements were available to be issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates.

SEC registration fee		$47,802.49	(1)
FINRA filing fee		-
Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*
Total	$	*

*	To be completed by amendment.

(1)	Previously paid.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by Section 102 of the Delaware General Corporation Law, our amended and restated certificate of incorporation provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

●	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

●	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

●	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered into separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation. Our amended and restated bylaws also permit us to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have obtained a policy of director’s and officer’s liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of directors and officers for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The following list sets forth information as to all GDI and our securities sold in the last three years which were not registered under the Securities Act. The descriptions of these issuances are historical and have not been adjusted to give effect to the Business Combination.

Stock Issuances

On May 6, 2019 GDI issued 622,027 shares of its common stock at an initial price of $9.25 and 622,027 shares of Series A Preferred Stock at a price of $14.8647 to one entity for an aggregate purchase price of $15.0 million.

Plan-Related Issuances

From November 12, 2018 through May 12, 2020, GDI or the Company granted to its officers, directors, employees, consultants and other service providers (i) options that remain outstanding to purchase an aggregate of 4,678,011 shares of its common stock under its 2018 Stock Plan at a weighted-average exercise price of $3.54 per share and (ii) options to purchase an aggregate of 1,776,500 shares of its common stock at a weighted-average exercise price of $8.22 per share and restricted stock units and performance share awards that may vest into 4,609,314 shares of its common stock under its 2020 Equity Incentive Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement.

EXHIBIT INDEX

Exhibit		Incorporated by Reference
Number	Description	Form	File No.	Exhibit	Filing Date
2.1*	Agreement and Plan of Merger, dated as of November 13, 2019, by and among ChaSerg Technology Acquisition Corp., Grid Dynamics International, Inc., CS Merger Sub 1 Inc., CS Merger Sub 2 LLC, and Automated Systems Holdings Limited, solely in its capacity as representative of the Securityholders.	8-K	001-38685	2.1	November 13, 2019
3.1*	Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-38685	3.1	March 9, 2020
3.2*	Amended and Restated Bylaws of the Registrant.	8-K	001-38685	3.1	May 6, 2020
4.1*	Specimen Common Stock Certificate of the Registrant.	8-K	001-38685	4.1	March 9, 2020
4.2*	Specimen Warrant Certificate of the Registrant.	8-K	001-38685	4.2	March 9, 2020
4.3*	Warrant Agreement, dated October 4, 2018, between ChaSerg Technology Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent.	8-K	001-38685	4.1	October 4, 2018
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.	S-1	333-238202	5.1	May 12, 2020
10.1*+	Grid Dynamics International, Inc. 2018 Stock Plan and Forms of Agreement.	10-Q	001-38685	10.16	May 11, 2020
10.2*+	Grid Dynamics Holdings, Inc. 2020 Equity Incentive Plan.	10-Q	001-38685	10.1	May 11, 2020
10.3*+	Grid Dynamics Holdings, Inc. 2020 Equity Incentive Plan - Form of Stock Option Agreement	8-K	001-38685	10.2	March 9, 2020
10.4*+	Grid Dynamics Holdings, Inc. 2020 Equity Incentive Plan - Form of Restricted Stock Unit Agreement.	8-K	001-38685	10.3	March 9, 2020
10.5*+	Grid Dynamics Holdings, Inc. 2020 Equity Incentive Plan - Form of Restricted Stock Agreement.	8-K	001-38685	10.4	March 9, 2020
10.6*+	Grid Dynamics Holdings, Inc. 2020 Equity Incentive Plan - Form of Performance Share Award Agreement.	8-K	001-38685	10.5	March 9, 2020
10.7*+	Form of Director and Officer Indemnification Agreement.	8-K	001-38685	10.6	March 9, 2020
10.8*+	Outside Director Compensation Policy.	8-K	001-38685	10.7	March 9, 2020
10.9*+	Employment Agreement between the Registrant and Leonard Livschitz.	8-K	001-38685	10.8	March 9, 2020
10.10*+	Employment Agreement between the Registrant and Anil Doradla.	8-K	001-38685	10.9	March 9, 2020
10.11*+	Employment Agreement between the Registrant and Victoria Livschitz.	8-K	001-38685	10.10	March 9, 2020
10.12*+	Employment Agreement between the Registrant and Max Martynov.	8-K	001-38685	10.11	March 9, 2020

Exhibit		Incorporated by Reference
Number	Description	Form	File No.	Exhibit	Filing Date
10.13*+	Employment Agreement between the Registrant and Yury Gryzlov.	8-K	001-38685	10.12	March 9, 2020
10.14*+	Employment Agreement between the Registrant and Vadim Kozyrkov.	8-K	001-38685	10.13	March 9, 2020
10.15*+	Employment Agreement between the Registrant and Stan Klimoff.	8-K	001-38685	10.14	March 9, 2020
10.16*+	Form of Tax Indemnification Agreement of the Registrant.	8-K	001-38685	10.15	March 9, 2020
10.17*	Form of Salary Reduction Acknowledgment.	8-K	001-38685	10.1	July 6, 2020
10.18*	Form of Lock-Up Agreement.	8-K	001-38685	10.5	November 13, 2019
10.19*	Amended and Restated Side Letter dated January 26, 2020 between Chaserg Technology Acquisition Corp., ChaSerg Technology Sponsor LLC and Cantor Fitzgerald & Co.	8-K	001-38685	10.1	January 27, 2020
10.20*	Amended and Restated Registration Rights Agreement, dated as of March 5, 2020, by and among the Company and certain security holders.	10-Q	001-38685	10.17	May 11, 2020
10.21*	Waiver of Amended and Restated Registration Rights Agreement, dated as of April 17, 2020, by and among the Company and certain security holders.	S-1	333-238202	10.21	May 12, 2020
10.22*	Stockholders’ Agreement, dated as of November 13, 2019, by and among the Company and certain security holders.	10-Q	001-38685	10.18	May 11, 2020
10.23*	Warrant Exchange Agreement, dated as of February 17, 2021, between the Company and the Holder	8-K	001-38685	10.1	February 19, 2021
16.1*	Letter from WithumSmith+Brown, PC regarding Change in Independent Registered Public Accounting Firm dated March 17, 2020.	8-K	001-38685	16.1	March 17, 2020
21.1*	List of Subsidiaries of the Registrant.	S-1	333-238202	21.1	May 12, 2020
23.1	Consent of Grant Thornton LLP.
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).	S-1	333-238202	23.3	May 12, 2020
24.1*	Power of Attorney	S-1	333-238202	24.1	May 12, 2020

*	Previously filed.

+	Indicates a management or compensatory plan.

(b) Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C (§ 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Ramon, State of California, on the 8th day of March, 2021.

GRID DYNAMICS HOLDINGS, INC.

By:	/s/ Leonard Livschitz
Leonard Livschitz
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on the 8th day of March, 2021.

Signature	Title	Date

/s/ Leonard Livschitz	Chief Executive Officer and Director	March 8, 2021
Leonard Livschitz	(Principal Executive Officer)

/s/ Anil Doradla	Chief Financial Officer	March 8, 2021
Anil Doradla	(Principal Financial and Accounting Officer)

*	Chairman of the Board and Director	March 8, 2021
Lloyd Carney

*	Director	March 8, 2021
Eric Benhamou

*	Director	March 8, 2021
Marina Levinson

*	Director	March 8, 2021
Michael Southworth

*	Director	March 8, 2021
Weihang Wang

*	Director	March 8, 2021
Yueou Wang

*	Director	March 8, 2021
Shuo Zhang

* By:	/s/ Anil Doradla
Anil Doradla
As Attorney-in-Fact